expedia group™

2024 Annual Report



















This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the views of our management regarding expectations about future events and are based on then available information. Actual results could differ materially. The use of words such as "anticipates," "estimates," "expects," "intends," "plans" and "believes," among others, generally identify forward-looking statements; however, these words are not the exclusive means of identifying such statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Please carefully review and consider the various disclosures made in our Annual Report on Form 10-K enclosed herein and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may impact future results.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number: 001-37429

EXPEDIA GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-2705720**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1111 Expedia Group Way W
Seattle, WA 98119
(Address of principal executive office) (Zip Code)
Registrant's telephone number, including area code:
(206) 481-7200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value	EXPE	Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2024, the aggregate market value of the registrant's common equity held by non-affiliates was approximately $15,649,026,000. For the purpose of the foregoing calculation only, all directors and executive officers of the registrant are assumed to be affiliates of the registrant.

Class	Outstanding Shares at January 24, 2025 were approximately,	
Common stock, $0.0001 par value per share	123,333,622	shares
Class B common stock, $0.0001 par value per share	5,523,452	shares

Documents Incorporated by Reference

	Parts Into Which Incorporated
Portions of the registrant's definitive Proxy Statement relating to its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual report on Form 10-K where indicated.	Part III

Expedia Group, Inc.
Form 10-K
For the Year Ended December 31, 2024
Contents

Part I

Part II

Part III

Part IV

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Expedia Group, Inc.
Form 10-K
For the Year Ended December 31, 2024

Note About Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the views of our management regarding current expectations and projections about future events and are based on currently available information. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, but not limited to, those discussed in the section entitled "Risk Factors" as well as those discussed elsewhere in this report. Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition and results of operations. Accordingly, readers should not place undue reliance on these forward-looking statements. The use of words such as "anticipates," "believes," "could," "estimates," "expects," "goal," "intends," "likely," "may," "plans," "potential," "predicts," "projected," "seeks," "should" and "will," or the negative of these terms or other similar expressions, among others, generally identify forward-looking statements; however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. We are not under any obligation to, and do not intend to, publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized. Please carefully review and consider the various disclosures made in this report and in our other reports filed with the Securities and Exchange Commission ("SEC") that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

We refer to Expedia Group, Inc. and its subsidiaries collectively as "Expedia Group," the "Company," "us," "we" and "our" in this Annual Report on Form 10-K.

Part I. Item 1. *Business*

Overview

Expedia Group, Inc. is an online travel company, and our mission is to power global travel for everyone, everywhere. We believe travel is a force for good. Travel is an essential human experience that strengthens connections, broadens horizons and bridges divides. We leverage our supply portfolio, platform and technology capabilities across an extensive portfolio of consumer brands, and provide solutions to our business partners, to empower travelers to efficiently research, plan, book and experience travel.

At the end of 2024, we had over 3.5 million lodging properties available, including over 2.5 million online bookable alternative accommodations listings through Vrbo, over 1 million hotels and alternative accommodations through our other brands, over 500 airlines, packages, rental cars, cruises, insurance, as well as activities and experiences.

Travel suppliers distribute and market products via our apps, desktop and mobile offerings, as well as through alternative distribution channels, our business partnerships and our call centers in order to reach our extensive global audience. In addition, our advertising and media businesses help other businesses, primarily travel providers, reach a large multi-platform audience of travelers around the globe.

Historical Development

Over 25 years ago, we began operations as one of the first online travel agencies ("OTAs") and played a significant role in revolutionizing and democratizing travel, by empowering customers to manage their own travel plans. We did so by building and then leveraging proprietary technology to connect partners and their respective inventory to those travelers, while unlocking the marketplace for travel to other businesses as well. Since then, the travel industry has experienced significant transformation, including the material shift from offline to online travel booking. This transformation led to many years of exciting growth for OTAs along with increased competition. In order to remain innovative and competitive, we made several strategic acquisitions, which materially expanded the breadth and depth of our Company. Much of our strategy leading up to the COVID-19 pandemic focused on our brands competing aggressively for share all the around the world, each with their own offerings and benefits. However, it also created certain complexities and inefficiencies over time.

To reduce complexity and improve operations, in 2020, we shifted to a platform operating model, which enabled us to deliver more scalable services and operate much more efficiently. For example, we now manage our marketing investments holistically across the entire brand portfolio, allowing us to optimize our spend to achieve better returns, and run on a unified marketing technology platform, improving our performance by scaling our marketing capabilities. These changes were made in an effort to simplify and streamline our organization, improve our cost structure, and the operation of our business.

Moreover, to streamline activities and enhance focus on our core businesses, we shut down or sold a number of businesses since the beginning of 2020, including Egencia, a travel management company focused on corporate travel. On November 1, 2021, the sale of Egencia to American Express Global Business Travel ("GBT") was completed. As part of the transaction, Expedia Group received a minority ownership position in the combined business and entered into a 10-year lodging supply agreement with GBT. Both Egencia pre-closing and the GBT lodging supply agreement impact our B2B segment financials. The result of these cumulative actions enables more focus on improving the overall experience for our travelers.

As part of our platform operating model strategy, we migrated both the Hotels.com and Vrbo front-end stacks onto the Brand Expedia stack and created one unified front-end stack in 2023, which increases our test-and-learn capacity and feature release velocity while also providing a scalable and efficient base to operate upon. We also launched One Key in the United States, which serves as the unified loyalty program under Brand Expedia, Hotels.com and Vrbo, enabling travelers to cross-earn and cross-redeem awards across these brands and our range of products such as air, hotels and alternative accommodations. In 2024, we rolled out One Key in the United Kingdom but decided to pause the further rollout of One Key to other international markets. We also introduced general managers to lead each of our core consumer brands in order to highlight each brand's distinct value proposition and improve accountability, while also leveraging the scale and efficiency of our unified tech platform. With greatly improved product driven by the latest in machine learning and artificial intelligence capabilities, we believe we will continue to drive greater retention, repeat and direct business.

Market Opportunity and Business Strategy

Expedia Group is one of the world's largest online travel companies, yet our gross bookings represent a single-digit percentage of total worldwide travel spending highlighting the size of our market opportunity. Phocuswright estimates global travel spending, inclusive of alternative accommodations and tours and activities, at approximately $2.2 trillion in 2025.

Our focus is to: leverage our brand, supply, and platform technology strength, to provide greater services and value to our travelers, suppliers and business partners, and build longer-lasting direct relationships with our customers.

Leverage Brand and Supply Strength to Power the Travel Ecosystem. We believe the strength of our core brand portfolio and consistent enhancements to product and service offerings, combined with our global scale and broad-based supply, drive increasing value to customers and customer demand. With our significant global audience of travelers, and our deep and broad selection of travel products, we are also able to provide value to supply partners seeking to grow their business through sophisticated technology, a better understanding of travel retailing and reaching consumers in markets beyond their reach. Our deep product and supply footprint allows us to tailor offerings to target different types of consumers and travel needs, employ geographic segmentation in markets around the world, and leverage brand differentiation, among other benefits. We also market to consumers through a variety of channels, including internet search, metasearch and social and digital media. In 2024, we accelerated our investments in global market expansion beyond our core markets.

Our portfolio of brands, operated and organized by reportable segment are as follows:

B2C. Our B2C segment provides a full range of travel and advertising services to our worldwide customers through recognized consumer brands that target a variety of customer segments and geographic regions with tailored offerings. Our portfolio of B2C brands include:

- *Brand Expedia*. Brand Expedia is a leading full-service online travel brand in a wide range of countries around the world offering a wide selection of travel products and services.

- *Hotels.com.* Hotels.com focuses on lodging accommodations.

- *Vrbo.* Vrbo operates an online marketplace for the alternative accommodations industry. The Vrbo portfolio includes the alternative accommodation brand, Vrbo, which operates localized websites around the world as well as other regional brands.

- We have multiple other brands including, but not limited to, Orbitz, Travelocity, ebookers and Wotif Group.

While we maintain a large portfolio of consumer brands, we put the majority of our marketing efforts towards our three core consumer brands: Expedia, Hotels.com, and Vrbo.

B2B. Our B2B segment fuels a wide range of travel and non-travel companies including airlines, offline travel agents, online retailers, corporate travel management and financial institutions, who leverage our leading travel technology and tap into our diverse supply to augment their offerings and market Expedia Group rates and availabilities to their travelers.

Expedia's B2B partners can benefit from our technology and supply in the way that best suits their business. This includes connecting to Expedia Group's travel content through our API, Rapid; adopting one of our customized white label or co-branded ecommerce template solutions; or a powerful agent booking tool, Expedia Travel Affiliate Agent Program ("TAAP"). We also offer an "optimized distribution" product to help hotel suppliers distribute wholesale rates through authorized channels.

trivago. Our trivago segment generates advertising revenue primarily from sending referrals to online travel companies and travel service providers from its hotel metasearch websites. trivago is our majority-owned hotel metasearch company, based in Dusseldorf, Germany. The online platform gives travelers access to price comparisons from hundreds of booking websites for millions of hotels and other accommodations. Officially launched in 2005, trivago is a leading global brand in hotel search and can be accessed worldwide. The company is listed on the Nasdaq Global Select Market and trades under the symbol "TRVG."

Leverage Our Platform to Deliver More Rapid Product Innovation Resulting in Better Traveler Experiences. During 2020, Expedia Group unified its technology, product, data engineering, and data science teams to build services and capabilities that can be leveraged across our business units to provide value-add services to our travel suppliers and serve our end customers. The unified team structure enables us to deliver more scalable services and operate more efficiently. We have also completed the migration of our core B2C brands onto a unified Brand Expedia technology front-end infrastructure, having migrated Hotels.com onto the infrastructure in 2022 and Vrbo in 2023. Going forward, we expect to continue to cement our leadership in the B2B segment as our B2B business also benefits from all the work we have done in product and technology for our B2C brands.

As we continue to mature our shared platform infrastructure, our focus is on developing configurable technical capabilities that support various travel products while using simpler, standard architecture and common applications and frameworks. We believe this strategy will enable us to: simultaneously build pieces of technology that work in tandem; ship new capabilities and features faster; create a foundation for more innovative solutions; and achieve greater economies of scope and scale. Ultimately, we believe this will result in more product improvements faster and therefore better traveler experiences. In addition, over time, as we execute on our streamlined application development framework, we believe we can unlock additional platform service opportunities beyond the scope of our internal brands and business travel partners. All of our transaction-based businesses now benefit from our shared platform infrastructure, including customer servicing and support, data centers, search capabilities, payment processing, and fraud operations.

We also launched One Key in the United States and United Kingdom, which serves as the unified loyalty program under Brand Expedia, Hotels.com and Vrbo, enabling travelers to cross-earn and cross-redeem rewards across these brands and our range of products such as air, hotels and alternative accommodations.

We provide 24-hour-a-day, seven-day-a-week traveler sales and support by our virtual agent platform, telephone, chat, or e-mail. For purposes of operational flexibility, we use a combination of outsourced and in-house contact centers. Our contact centers are located in several countries throughout the world. We invested significantly in our contact center technologies, with the goal of improving customer experience and increasing the efficiency of our contact center agents and we expect to continue reaping the benefits of these investments going forward. In addition, we have continued to invest in our customer service platform technology, which leverages technology and artificial intelligence to provide our customers with online customer service options and self-service capabilities.

Today our websites and apps are powered through a combination of legacy company-owned data centers and via cloud platforms. For our legacy company-owned data centers, our systems infrastructure and web and database servers are housed in various locations, mainly in the United States, which have 24-hour monitoring and engineering support. These data centers have their own generators and multiple back-up systems. For some critical systems, we have both production and disaster-recovery facilities. Our technology systems are subject to certain risks, which are described below in Part I, Item 1A — Risk Factors.

Business Models

We make travel products and services available both on a stand-alone and package basis, primarily through the following business models: the merchant model, the agency model and the advertising model.

- *Merchant Model.* Under the merchant model, we facilitate the booking of hotel rooms, alternative accommodations, airline seats, car rentals and destination services from our travel suppliers and we are the merchant of record for such bookings. For example, we provide travelers access to book hotel room reservations through our contracts with lodging suppliers, which provide us with rates and availability information for rooms but for which we have no control over the rooms and do not bear inventory risk. Our travelers pay us for merchant hotel transactions prior to departing on their trip, generally when they book the reservation. The majority of our merchant transactions relate to lodging bookings.

- *Agency Model.* Under the agency model, we facilitate travel bookings and act as the agent in the transaction, passing reservations booked by the traveler to the relevant travel provider. We receive commissions or ticketing fees from the travel supplier and/or traveler. We record revenue on air transactions when the traveler books the transaction, as we do not typically provide significant post booking services to the traveler and payments due to and from air carriers are typically due at the time of ticketing. Additionally, we generally record agency revenue from the hotel when the stayed night occurs as we provide post booking services to the traveler and, thus consider the stay as when our performance obligation is satisfied. The majority of our agency gross bookings relate to air bookings.

- *Advertising Model.* Under the advertising model we offer travel and non-travel advertisers access to a potential source of incremental traffic and transactions through our various media and advertising offerings across several of our transaction-based websites, as well as on our majority-owned metasearch site, trivago.

For the year ended December 31, 2024, we had total revenue of $13.7 billion, with merchant, agency and advertising, media and other accounting for 69%, 23%, and 8% of total revenue, respectively.

Our Expedia Traveler Preference ("ETP") program offers, for participating hotels, customers the choice of whether to pay Expedia Group in advance under our merchant model (Expedia Collect) or pay at the hotel at the time of the stay under the agency model (Hotel Collect).

In addition, through various of our Expedia Group-branded and other multi-product websites, travelers can dynamically assemble multiple component travel packages for a specified period at a lower price as compared to booking each component separately. Travelers typically select packages based on the total package price or by purchasing one product and receiving a discounted price to attach additional products. The use of the merchant model enables us to make certain multi-product purchases available at prices lower than those charged on an individual component basis without impacting their other pricing models. In addition, we also offer pre-assembled package offerings, further broadening our scope of products and services to travelers. We expect the package product to continue to be marketed primarily using the merchant model.

Marketing and Promotions

Our marketing programs are intended to build and maintain the value of our B2C brands, drive traffic and ultimately bookings while optimizing ongoing traveler acquisition costs. Our long-term success and profitability depend on our continued ability to maintain and increase the overall number of traveler transactions flowing through our brand and shared platforms in a cost-effective manner, as well as our ability to attract repeat customers and customers that come directly to our brands. We manage our marketing investments holistically across the brand portfolio in our B2C segment to optimize results for the Company and make decisions on a market by market and customer segment basis that we think are appropriate based on the relative growth opportunity, the expected returns and the competitive environment. In aggregate, we put the majority of our marketing efforts towards our three core consumer brands: Expedia, Hotels.com and Vrbo.

Our marketing channels primarily include brand advertising through online and offline channels, loyalty programs, mobile apps, search engine marketing and optimization as well as metasearch, social media, direct and/or personalized traveler communications on our websites as well as through direct e-mail communication with our travelers. Our marketing programs and initiatives include promotional offers such as coupons as well as seasonal or periodic special offers from our travel suppliers based on our supplier relationships. More recently, we unified our existing loyalty programs into one global rewards platform called One Key spanning our core consumer brands, which launched in the United States in 2023 and United Kingdom in 2024.

We also make use of affiliate marketing. Several of our branded websites receive bookings from consumers who have clicked through to the respective websites through links posted on affiliate partner websites. In exchange for this traffic, we pay the affiliate partner a commission.

Travel Suppliers

We make travel products and services available from a variety of hotel companies, property owners and managers, large and small commercial airlines, car rental companies, cruise lines, destination service providers, and other travel partners. We seek to build and maintain long-term, strategic relationships with travel suppliers and global distribution system ("GDS") partners. An important component of the success of our business depends on our ability to maintain our existing, as well as build new, relationships with travel suppliers and GDS partners.

We strive to deliver value to our travel supply partners through a wide range of innovative, targeted merchandising and promotional strategies designed to generate consumer demand and increase their revenue, while simultaneously reducing their overall marketing transaction and customer service costs. Our strategic account managers and local hotel market managers work directly with travel suppliers to optimize the exposure of their travel products and brands through our points of sale, including participation in need-based, seasonal and event-driven promotions and experimentation within the new channels we are building.

We developed proprietary technology to assist both hotel and alternative accommodation suppliers in managing and marketing their supply, whether this is direct through our proprietary central reservation tools or through third-party channel managers. Our "direct connect" technology allows suppliers to upload information about available products and services and rates directly from their central reservation systems and dynamically manage reservations and traveler needs through our messaging and chat platforms. Marketing tools assist hotels and alternative accommodations in tailoring demand to their requirements and our revenue management product provides pricing insights. We also offer an "Optimized Distribution" product to help hotel suppliers distribute wholesale rates through authorized channels. Our suite of white label website offerings power hotel, and package bookings on suppliers' own websites.

Vrbo's alternative accommodation listing services offers our supply partners a set of tools to help them manage an availability calendar, respond to customer inquiries, edit the content of a property listing, as well as provide various other services to manage reservations or drive incremental sales volume.

Distribution Partners. GDSs provide a centralized, comprehensive repository of travel suppliers' 'content' — such as availability and pricing of airline tickets on various airline point-to-point flights, or 'segments.' The GDSs act as intermediaries between the travel suppliers and travel agencies, allowing agents to reserve and book flights, car rentals or other travel products. Our relationships with GDSs primarily relate to our air business. We use Amadeus and Sabre as our GDS segment providers in order to ensure the widest possible supply of content for our travelers.

Competition

Our brands compete in rapidly evolving and intensely competitive markets. We believe international markets represent especially large opportunities for Expedia Group and those of our competitors that wish to expand their brands and businesses to achieve global scale. We also believe that Expedia Group is one of only a few companies that are focused on building a truly global, travel marketplace. Our competition, which is strong and increasing, includes online and offline travel companies that target leisure and corporate travelers, including travel agencies, tour operators, travel supplier direct websites and their call centers, consolidators and wholesalers of travel products and services, large online portals and search websites, certain travel metasearch websites, mobile travel applications, social media websites, B2B businesses, as well as traditional consumer ecommerce and group buying websites. We face these competitors in local, regional, national and/or international markets. In some cases, competitors are offering more favorable terms and improved interfaces and technology to suppliers and travelers which make competition increasingly difficult. We also face competition for customer traffic on internet search engines and metasearch websites, which impacts our customer acquisition and marketing costs.

B2C. We differentiate ourselves from our competitors primarily based on the multiple channels we use to generate demand, quality and breadth of travel product supply, product features and usability of our websites and mobile apps, price or promotional offers, customer service, breadth and flexibility of our loyalty programs, as well as offline brand efforts. The emphasis on one or more of these factors varies, depending on the brand or business and the related target demographic. We face increasing competition from travel supplier direct websites. In some cases, supplier direct channels offer advantages to travelers, such as their own specific loyalty programs, complimentary services such as Wi-Fi, and better pricing. Our websites and apps feature travel products and services from numerous travel suppliers and allow travelers to combine products and services from multiple providers in one transaction. We face competition from airlines, hotels, alternative accommodation websites, rental car companies, cruise operators and other travel service providers, whether working individually or collectively, some of which are suppliers to our websites. Our business is generally sensitive to changes in the competitive landscape, including the emergence of new competitors or business models, and supplier consolidation.

B2B. We are one of the leading players in the global B2B travel space today servicing a wide range of customers across both travel and non-travel verticals including corporate travel management, airlines, offline travel agents, online retailers and financial institutions. We face competition from travel consolidators and wholesalers of travel products, other OTAs with B2B offerings, and other technology and content providers. We differentiate ourselves from our B2B competitors primarily with our breadth and depth of global supply, dedicated partner and traveler support, and market leading travel technology through our Rapid API, white label or co-branded template offerings, and Expedia TAAP, a powerful agent booking tool. We also offer an "optimized distribution" product to help hotel suppliers distribute wholesale rates through authorized channels. Our extensive work building out our global supply has allowed us to negotiate competitive pricing with suppliers and provide added value to travelers. We intend to continue to grow the business via a combination of increasing our wallet share with existing customers, winning contracts with new customers, as well as the introduction of additional products and services.

Intellectual Property Rights

Our intellectual property and appurtenant rights, including our patents, trademarks, copyright rights, domain names, trade dress, proprietary technology, and trade secrets, are important components of our business. For example, we rely heavily upon our intellectual property and proprietary information in our content, brands, domain names and website URLs. We also invest in and protect our core software code, proprietary technology, ratings indexes, informational databases, images, graphics and other components that support and make up our services. We have acquired some of our intellectual property rights and proprietary information through acquisitions, as well as licenses and content agreements with third parties.

We protect our intellectual property and proprietary information through registration and by relying on our terms of use, confidentiality procedures and contractual provisions, as well as international, national, state and common law rights. In addition, we enter into confidentiality and invention assignment agreements with employees and contractors, and license and confidentiality agreements with other third parties. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our trade secrets or our intellectual property and proprietary information without authorization which, if discovered, might require the uncertainty of legal action to correct. In addition, there can be no assurance that others will not independently and lawfully develop substantially similar properties.

We maintain our trademark portfolio by filing trademark applications in the United States and multiple foreign jurisdictions, including national trademark offices, maintaining appropriate registrations, securing contractual trademark rights when appropriate, and relying on common law trademark rights when appropriate. We also register copyrights and domain names as we deem appropriate and necessary, respectively. We protect our trademarks, copyrights and domain names with an enforcement program and use of intellectual property licenses. Trademark and intellectual property protection may not be available or may not be sought, sufficient or effective in every jurisdiction where we operate. Contractual disputes or limitations may affect the use of trademarks and domain names governed by private contract.

We have a formal patent program with a Patent Review Committee for evaluating our innovations and determining the appropriateness of filing for patents to protect inventions and obtaining licenses in patents as circumstances may warrant. We continue to devote resources to seek patent protection for Expedia Group's innovations in the United States and multiple foreign jurisdictions.

In connection with our copyrightable content, we post and institute procedures under the Digital Millennium Copyright Act and similar Host Privilege statutes worldwide to gain immunity from copyright liability for photographs, text and other content uploaded by users. However, differences between statutes, limitations on immunity, and moderation efforts may affect our ability to claim immunity.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement or infringement by us of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any such litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business.

Regulation

We must comply with laws and regulations relating to the travel industry, the alternative accommodation industry, internet businesses, and the provision of travel services, including registration in various states as "sellers of travel" and compliance with certain disclosure requirements and participation in state restitution funds. In addition, our businesses are subject to regulation by the U.S. Department of Transportation and must comply with various rules and regulations governing the provision of air transportation, including those relating to advertising and accessibility. We are also increasingly subject to new and evolving short-term rental laws and regulations that impose additional property registration, disclosure and data provision requirements.

In international markets, we are increasingly subject to laws and regulations applicable to travel agents or tour operators in those markets, including, in some countries, pricing display requirements, licensing and registration requirements, mandatory bonding and travel indemnity fund contributions, industry specific value-added tax regimes and laws regulating the provision of travel packages. For example, the European Economic Community Council Directive on Package Travel, Package Holidays and Package Tours imposes various obligations upon marketers of travel packages, such as disclosure obligations to consumers and liability to consumers for improper performance of the package, including supplier failure. Additionally, we must comply with an expanding array of international laws and regulations aimed at online businesses, including the European Union's Digital Services Act and DAC7, which impose new information gathering and reporting requirements as well as obligations to respond to inquiries about website content.

We are also subject to consumer protection, privacy and consumer data, payments, labor, economic and trade sanction programs, tax, and anti-trust and competition laws and regulations around the world that are not specific to the travel industry. For example, the California Consumer Privacy Act (CCPA) as amended by the California Privacy Rights Act (CPRA) came into force in January 2023 and applies enhanced data protection requirements in the State of California similar to those that have existed since 2018 under the European Union's General Data Protection Regulation (GDPR). Nineteen other U.S. states have passed similar laws, and data protection laws are being discussed in a number of other jurisdictions. These data protection/privacy laws add compliance complexity, risks, and costs.

Compliance with these laws, rules and regulation has not had, and is not expected to have, a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods. However, certain laws and regulations have not historically been applied in the context of online travel companies, so there can be uncertainty regarding how these requirements may relate to our business in the future.

Human Capital Management

People, Company Culture and Benefits

At Expedia Group, our mission is to power global travel for everyone, everywhere. We believe travel is a force for good, and we are committed to making it more accessible and enjoyable for everyone. As of December 31, 2024, we have a team of 16,500 employees across nearly 50 countries focused on using our extensive data and technology to create amazing travel experiences. As of December 31, 2024, approximately one half of our people work in technology roles.

We aim to go above and beyond to take care of our people – by providing opportunities for them to grow and develop, benefits that fuel their passion for travel and resources that foster their well-being. While competition for talent is fierce, particularly in the United States and in Seattle where our headquarters are located, we believe we offer something different: an opportunity to strengthen connections, broaden horizons and bridge divides through travel. We know the power of travel and understand the amazing things we can achieve by making it more accessible to everyone. And we are focused on attracting and retaining the best and brightest people to help us do that. To that end, we offer competitive compensation, talent development and training opportunities and differentiated benefits, including healthcare and retirement programs, a wellness and travel allowance, an employee assistance program, financial education tools, a global resource for diverse maternity and family building advice, an employee stock purchase program, time-off programs, volunteer days off, a transportation program, and travel discounts. We continuously evolve our benefits to meet changing employee needs, with recent enhancements focusing on mental and emotional health services, expanded telehealth options, wellness education, and family support services, all accessible through streamlined digital platforms.

Inclusion and Diversity

To best serve our employees, customers, partners and community, we aim to build inclusive and diverse workplaces that promote belonging, respect, voice and equal opportunity with initiatives such as:

- Employee-led Inclusion Business Groups focused on promoting awareness related to race, ethnicity, sexual orientation, military status, disability and gender, as well as allyship for underrepresented identities;

- Educational programs designed to identify and mitigate bias and exclusive practices in traditional recruitment, hiring, talent review, promotion and marketing processes;
- Recruiting and assessment processes based on skills and designed to limit the impact of unconscious bias;
- Dedicated diversity sourcing, marketing, and recruiting teams focused on engaging underrepresented talent and increasing representation in top of funnel and interview slates;
- An onboarding program that includes a focus on intercultural awareness, ally skills and our inclusion resources;
- Employment and hiring targets for women to occupy 50% of leadership roles by the end of 2025 and for 25% of U.S. external hires to come from racially and ethnically underrepresented groups;
- Pay fairness evaluation tools and additional budgets to ensure employees are compensated fairly;
- Direct and easy access to accessibility tools enabling people with different needs to thrive at work;
- Using employee surveys and external benchmarking to understand identity-based trends, set clear goals, develop strategies and measure progress towards increased headcount, hiring, compensation, advancement and retention of underrepresented employee groups; and
- Programs with our travel partners that focus on underserved travelers, drive industry engagement related to inclusion and diversity, and promote related outreach efforts in local and global communities.

Equity Ownership and Vote

As of December 31, 2024, there were approximately 123.3 million shares of Expedia Group common stock and approximately 5.5 million shares of Expedia Class B common stock outstanding. Expedia Group stockholders are entitled to one vote for each share of common stock and ten votes for each share of Class B common stock outstanding. As of December 31, 2024, Mr. Diller and The Diller Foundation d/b/a The Diller - von Furstenberg Family Foundation (the "Family Foundation"), on whose board of directors Mr. Diller and certain of his family members serve as directors, collectively owned 100% (5.5 million shares) of Expedia Group's outstanding Class B common stock (and, assuming conversion of all shares of Class B common stock into shares of common stock, collectively owned approximately 4% of Expedia Group's outstanding common stock), representing approximately 31% of the total voting power of all shares of Expedia Group common stock and Class B common stock outstanding. We refer to the shares of Expedia Class B common stock held by Mr. Diller and the Family Foundation as the "Class B Shares."

In connection with the Company's acquisition in 2019 of Liberty Expedia Holdings, Inc. (the "Liberty Expedia Transaction"), the Company and Mr. Diller entered into a Second Amended and Restated Governance Agreement, which provides that, subject to limited exception, no current or future holder of Class B Shares may participate in, or vote in favor of, or tender shares into, any change of control transaction involving at least 50% of the outstanding shares or voting power of capital stock of the Company, unless such transaction provides for the same per share consideration and mix of consideration (or election right) and the same participation rights for shares of Class B common stock and shares of Expedia Group common stock. the Company's stockholders subsequently approved a proposal to amend the Company's certificate of incorporation to reflect these restrictions.

On November 2, 2021, in connection with the settlement of stockholder litigation relating to the Liberty Expedia Transaction, Mr. Diller, the other defendants, the Special Litigation Committee of the board of directors, and the Company entered into a Stipulation of Compromise and Settlement (the "Settlement Agreement") providing for certain governance and related provisions including, among others, (1) both before and after Mr. Diller's departure from all roles at the Company ("Mr. Diller's departure"), specified limits on the number of immediate family members of Mr. Diller who may serve at any one time on the Company's board of directors, and, following Mr. Diller's departure, on other positions in which Mr. Diller's immediate family members may serve, and (2) following Mr. Diller's departure, (a) with respect to any extraordinary transaction requiring Company stockholder approval and the election of any director-nominee not supported by a majority of the board of directors, the voting percentage cast by Class B Shares held or controlled by Mr. Diller, his family members and certain related parties (collectively with Mr. Diller and his family members, "Diller-related persons") will be limited to 20% of the total voting power of the outstanding common shares (with any excess shares to be voted as specified in the Settlement Agreement), (b) a right of first offer on the part of the Company in connection with any sale by Mr. Diller or other Diller-related persons of Class B Shares representing 10% or more of the Company's total voting power and (c) the Company's agreement to cooperate reasonably in connection with any sale of Class B Shares by Mr. Diller or other Diller-related persons.

As a result of his ownership interests and voting power, Mr. Diller is in a position to influence, and potentially control, significant corporate actions, including corporate transactions such as mergers, business combinations or dispositions of assets.

The foregoing summary is qualified in its entirety by reference to the full text of the Settlement Order entered January 19, 2022, and the Stipulation of Compromise and Settlement dated November 2, 2021 filed as Exhibit 99.1 and Exhibit 99.2, respectively, to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 11, 2022.

Additional Information

Company Website and Public Filings. We maintain a corporate website at www.expediagroup.com. Except as explicitly noted, the information on our website, as well as the websites of our various brands and businesses, is not incorporated by reference in this Annual Report on Form 10-K, or in any other filings with, or in any information furnished or submitted to, the SEC. We make available, free of charge through our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after they have been electronically filed with, or furnished to, the SEC. In addition, the SEC's website, www.sec.gov, contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The content on the SEC's website referred to above in this Form 10-K is not incorporated by reference in this Form 10-K unless expressly noted.

Part I. Item 1A. *Risk Factors*

The risks described below could materially and adversely affect our business, financial condition and results of operations. We could also be affected by additional risks that apply to all companies operating in the U.S. and globally, as well as other risks that are not presently known to us or that we currently consider to be immaterial. These Risk Factors should be carefully reviewed in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and our consolidated financial statements and related notes in Item 8 of this Report.

Industry Risks

We operate in an intensely competitive global environment and we may be unable to compete successfully with our current or future competitors.

The market for the services we offer is intensely competitive. We compete with both established and emerging online and traditional providers of travel-related services, including online travel agencies; alternative accommodation providers; wholesalers and tour operators; travel product suppliers (including hotels, airlines and car rental companies); search engines and large online portal websites; travel metasearch services; corporate travel management service providers; mobile platform travel applications; social media websites; eCommerce and group buying websites; B2B businesses and other participants in the travel industry. In addition, technological developments in generative artificial intelligence ("AI") tools may be increasingly used to create competing offerings such as AI powered digital assistants, which may further increase competition.

Online travel agencies and alternative accommodations providers. In particular, we face intense competition from other OTAs and alternative accommodation providers in many regions, such as Booking Holdings (through its Booking.com, Priceline.com and Agoda.com brands), Airbnb, and Trip.com, any of which may have more favorable offerings for travelers or suppliers, including pricing and supply breadth. Airbnb, Booking Holdings and other providers of alternative accommodations provide an alternative to hotel rooms and compete with alternative accommodation properties available through Expedia Group brands, including Vrbo. The continued growth of alternative accommodation providers could affect overall travel patterns generally, and the demand for our services specifically, in facilitating reservations at hotels and alternative accommodations. In addition, our competitors are also increasingly expanding the range of travel services they offer, thereby further intensifying the competitive environment, with Airbnb looking to expand into tours, activities, hotel and flight bookings, and Booking.com expanding its flight booking services.

Travel suppliers. Travel suppliers, such as hotels, airlines and rental car companies, may offer products and services on more favorable terms to consumers who transact directly with them. Many of these competitors have been steadily focusing on increasing online demand on their own websites and mobile applications in lieu of third-party distributors through favorable rates and bonus or loyalty points for direct bookings, surcharges for booking outside of the supplier's own website or preferred booking technologies, suppliers combining to establish a single search platform and other tactics to drive traffic directly to supplier websites.

Search engines and large online portal websites. We also face intense competition from Google and other search engines. There could be a material adverse impact on our business and financial performance to the extent that Google continues to use its market position to disintermediate online travel agencies through its own offerings or capabilities, refer customers directly to suppliers or other favored partners, increase the cost of traffic directed to our websites, offer the ability to transact on its own website, or promote its own competing products by placing its own offerings at the top of organic search results.

In recent years, search engines have increased their focus on acquiring or launching travel products that provide increasingly comprehensive travel planning content and direct booking capabilities, comparable to OTAs. For example, Google has continued to add features and functionality to its Google Travel, Google Flights, Hotel Ads and alternative accommodations metasearch products. In addition, Google may be able to leverage the data they collect on users to the detriment of us and other OTAs. Search engines may also continue to expand their voice and AI capabilities. To the extent these actions have a negative effect on our search traffic or the cost of acquiring such traffic, our business and financial performance could be adversely affected.

In addition, our brands, or brands in which we hold a significant ownership position, including trivago, compete for advertising revenue with these search engines, as well as with large internet portal sites that offer advertising opportunities for travel-related companies. Competition could result in higher traffic acquisition costs, reduced margins on our advertising services, loss of market share, reduced customer traffic to our websites and reduced advertising by travel companies on our websites.

Travel metasearch websites. Travel metasearch websites, including Kayak.com (a subsidiary of Booking Holdings), trivago (a majority-owned subsidiary of Expedia Group), TripAdvisor, Skyscanner and Qunar (both are subsidiaries of Trip.com), aggregate travel search results for a specific itinerary across supplier, travel agent and other websites. In addition, some metasearch websites have looked to add various forms of direct or assisted booking functionality to their sites in direct competition with certain of our brands. To the extent metasearch websites limit our participation within their search results, or consumers utilize a metasearch website for travel services and bookings instead of ours, our traffic-generating arrangements could be affected in a negative manner, or we may be required to increase our marketing costs to maintain share, either of which could have an adverse effect on our business and results of operations. In addition, as a result of our majority ownership interest in trivago, we also compete more directly with other metasearch engines and content aggregators for advertising revenue. To the extent that trivago's ability to aggregate travel search results for a specific itinerary across supplier, travel agent and other websites is hampered, whether due to its affiliation with us or otherwise, or if OTA advertisers or suppliers choose to limit their participation in trivago's metasearch marketplace, trivago's business and therefore our results of operations could be adversely affected and the value of our investment in trivago could be negatively impacted.

Corporate travel management service providers. By virtue of our minority ownership stake in, and long-term supply agreement with, GBT, we compete indirectly with online and traditional corporate travel providers, as well as vendors of corporate travel and expense management software and services. Our brands also compete to attract unmanaged business travelers.

Mobile and other platform travel applications. The demand for and functionality of smartphones, tablet computers and home assistants continue to grow and improve significantly. If we are unable to offer innovative, user-friendly, feature-rich mobile applications and mobile-responsive websites for our travel services, along with effective marketing and advertising, or if our mobile applications and mobile-responsive websites are not used by consumers, we could lose share to existing competitors or new entrants and our future growth and results of operations could be adversely affected.

Applications and social media websites. Applications and social media websites, including Facebook, Instagram and TikTok, continue to develop search functionality for data included within their websites and mobile applications, which may in the future develop into alternative research and booking resources for travelers, resulting in additional competition.

eCommerce and group buying websites. Traditional consumer eCommerce platforms, including Amazon and Alibaba, and group buying websites have periodically undertaken efforts to expand their local offerings into the travel market. For example, traditional consumer eCommerce and group buying websites may add hotel offers or other travel services to their sites. To the extent our travelers use these websites, these websites may create additional competition and could negatively affect our businesses.

B2B businesses. Our B2B business faces competition from other online travel agencies with B2B offerings as well as other competitors such as independent B2B businesses. If we are unable to deliver competitive supply, products, features and commercial terms to our B2B partners, this may result in slower growth and/or a loss of share.

Other participants in the travel industry. Other participants or existing competitors may begin to offer or expand other services to the travel industry that compete with the services we offer to our travelers, our travel industry affiliates and partners, or our corporate clients. For example, ride-sharing apps increasingly compete with traditional car rental services and are adding other transportation and experience offerings, and travel services continue to proliferate. To the extent any of these services gain market share over time, it may create additional competition and could negatively affect our businesses.

In general, increased competition has resulted in, and may continue to result in, reduced margins, as well as loss of travelers, transactions and brand recognition and we cannot assure you that we will be able to compete successfully against any current, emerging and future competitors or on platforms that may emerge, or offer differentiated products and services to our travelers. Increasing competition from current and emerging competitors, the introduction of new technologies and the continued expansion of existing technologies, such as AI, metasearch and other search engine technologies, may force us to make changes to our business models, which could affect our financial performance and liquidity. Some of our competitors may also have other significant advantages, such as greater financial resources or name recognition, more favorable corporate structures, or a broader global presence, among others.

Declines or disruptions in the travel industry could adversely affect our business and financial performance.

Our business and financial performance are affected by the overall health of the worldwide travel industry. Most recently, the COVID-19 pandemic and efforts to contain it severely restricted the level of economic activity around the world, had an unprecedented negative impact on the global travel industry, and materially impacted our business, financial performance and liquidity position, as well as those of many of the partners on which our business relies. Factors beyond our control that could materially and adversely affect the travel industry in general and our business in particular include:

- adverse macroeconomic conditions, such as slow growth or recession, high unemployment, inflation, tighter credit, higher interest rates, heightened bankruptcies or liquidations, significant changes in oil prices, and currency fluctuations;

- political instability, including increased incidents of actual or threatened terrorism, and geopolitical conflicts (such as the war in Ukraine and the Israel-Hamas war);

- major public health issues, including pandemics such as the COVID-19 pandemic;

- fluctuations in hotel supply, occupancy and Average Daily Rates ("ADRs");

- changes in airline capacity and airline ticket prices;

- the imposition of taxes or surcharges by regulatory authorities;

- extreme weather or natural disasters, including hurricanes, fires, floods, and droughts (the impacts and frequency of which could be further exacerbated by climate change) and resultant damage, including property destruction and prolonged loss of utilities;

- continued air carrier and hotel chain consolidation, travel strikes, trade disputes, labor unrest, or labor shortages;

- travel-related accidents or grounding of aircraft due to safety concerns; and

- travel bans, changes to visa and immigration requirements or border control policies.

Because these events or concerns, and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect travel behavior by consumers. Any associated decrease in demand, depending on its scope and duration, together with any future issues affecting travel safety, could significantly and adversely affect our business, working capital and financial performance over the short and long-term. For example, during 2024, Hurricanes Helene and Milton negatively impacted our financial results for the third and fourth fiscal quarters, respectively.

In addition, the disruption of the existing travel plans of a significant number of travelers upon the occurrence of certain of these events, such as severe weather conditions, fires, actual or threatened terrorist activity, war or travel-related health events, could result in significant additional costs and decrease our revenues leading to constrained liquidity, particularly if we, as we often have done historically in the case of severe weather conditions and travel-related health events, provide relief to affected travelers by refunding the price or fees associated with airline tickets, hotel reservations and other travel products and services.

Our business depends on our relationships with travel suppliers and other B2B partners.

An important component of our business success depends on our ability to maintain and expand relationships with travel suppliers (including owners and managers of alternative accommodation properties), GDS partners and B2B partners. A substantial portion of our revenue is derived from compensation negotiated with travel suppliers, in particular lodging suppliers, airlines and GDS partners for bookings made through our channels. We typically negotiate or renegotiate numerous supplier contracts each year. No assurances can be given that travel suppliers will elect to participate in our platform, or that our compensation, access to inventory or access to inventory at competitive rates will not be further reduced or eliminated in the future, or that travel suppliers will not reduce the cost of their products or services (for example, ADRs or ticket prices); attempt to implement costly direct connections; charge us for or otherwise restrict access to content; increase credit card fees or fees for other services; fail to provide us with accurate booking information or otherwise take actions that would increase our operating expenses. Likewise, no assurance can be given that our current B2B partners will continue to participate in our platform or that our compensation will not be reduced. Any of these actions, or other similar actions, could reduce our revenue and margins thereby adversely affecting our business and financial performance.


Financial Risks


We may experience constraints in our liquidity due to factors out of our control and may be unable to access capital when necessary or desirable, either of which could harm our financial position.

If our liquidity is materially diminished, as it was during the COVID-19 pandemic, we may not be able to timely pay debts, leases, or comply with material provisions of our contractual obligations. Although our cash flows from operations and available capital, including the proceeds from financing transactions, have been sufficient to meet our obligations and commitments to date, we cannot predict future outcomes if the travel industry were to experience a significant decline or disruption. Our indebtedness, the availability of assets as collateral for loans or other indebtedness, and market conditions may make it difficult for us to raise additional capital on commercially reasonable terms to meet potential future liquidity needs.

We have experienced, and may experience in the future, declines in seasonal liquidity and capital provided by our merchant hotel business, which has historically provided a meaningful portion of our operating cash flow and is dependent on several factors, including the rate of growth of our merchant hotel business and the relative growth of businesses which consume rather than generate working capital, such as our agency hotel, and advertising businesses, and payment terms with suppliers. If, as was the case during the COVID-19 pandemic, our merchant hotel business declines, it would likely result in further pressure on our working capital cash balances, cash flow over time and liquidity.

Our ability to raise financing depends in significant measure on characteristics of the capital and credit markets and liquidity factors over which we exert no control. Due to uncertainty in the capital and credit markets, we cannot guarantee that sufficient financing will be available on desirable terms, or any terms, to fund investments, acquisitions, stock repurchases, dividends, debt refinancing or other actions or that our counterparties in any such financings would honor their contractual commitments. In addition, any downgrade of our debt ratings by Standard & Poor's, Moody's Investor Service, Fitch or similar ratings agencies, deterioration of our financial condition, increase in general interest rate levels and credit spreads or overall weakening in the credit markets could increase our cost of capital (including, with respect to ratings downgrades, the interest rate applicable to certain of our outstanding senior notes).

Our indebtedness could adversely affect our business and financial condition.

As of December 31, 2024, we have outstanding long-term indebtedness, excluding current maturities, with a face value of $6.3 billion and we have an essentially untapped revolving credit facility of $2.5 billion. Risks relating to our indebtedness include:

- increasing our vulnerability to general adverse economic and industry conditions;

- requiring us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

- making it difficult for us to optimally capitalize and manage the cash flow for our businesses;

- limiting our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

- placing us at a competitive disadvantage compared to our competitors that are less levered;

- requiring us to use cash and/or issue shares of our Class A common stock to settle any conversion obligations of our convertible notes;

- diluting our earnings per share as a result of the conversion provisions in our convertible notes; and

- limiting our ability to borrow additional funds or to borrow funds at desirable rates or terms we find acceptable.

The agreements governing our indebtedness contain various covenants that may limit our ability to effectively operate our businesses, including those that restrict our ability to, among other things:

- cause or permit certain subsidiaries to borrow money, and guarantee or provide other support for indebtedness of third parties including guarantees;

- grant certain liens on certain of our assets; and

- enter into sale and leaseback transactions.

In addition, our revolving credit facility contains a leverage ratio covenant, which effectively limits our ability to incur and/or maintain indebtedness. Any failure to comply with the restrictions of our credit facility or any agreement governing our other indebtedness (including the indentures governing our outstanding senior notes) may result in an event of default under those agreements. Such default may allow the creditors to accelerate the related debt, which acceleration may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any commitments they had made to supply us with further funds. In addition, it is possible that we may need to incur additional indebtedness in the future in the ordinary course of business or otherwise. The terms of our revolving credit facility and the indentures governing our outstanding senior notes allow us to incur additional debt subject to certain limitations. If new debt is added to current debt levels, the risks described above could intensify.

Operational Risks

Our business could be negatively affected by changes in search engine algorithms and dynamics or other traffic-generating arrangements.

We rely heavily on internet search engines, such as Google, through the purchase of travel-related keywords and through organic search, to generate a significant portion of the traffic to our websites and the websites of our affiliates. Search engines frequently update and change the logic that determines the placement and display of results of a user's search, such that the placement or cost of links to our websites and those of our affiliates can be negatively affected. In addition, a significant amount of traffic is directed to our websites and those of our affiliates through participation in pay-per-click and display advertising campaigns on search engines, including Google, and travel metasearch websites, including Kayak, TripAdvisor and trivago. Pricing and operating dynamics for these traffic sources can change rapidly, both technically and competitively. Moreover, a search or metasearch engine could, for competitive or other purposes, alter its search algorithms or display of results which could cause a website to place lower in search query results or inhibit participation in the search query results. In particular, Google has in the past, and may continue to in the future, change its algorithms or results in a manner that negatively affects the search engine ranking, paid and unpaid, of our websites, the websites of our affiliates and those of our third-party distribution partners, which adversely impacts our business and financial performance. Google has also increasingly added its own travel search functionality and content at the expense of traditional paid listings and organic search results, which may continue to reduce the amount of traffic to our websites or those of our affiliates. If Google or other search or metasearch companies continue to pursue these or similar strategies, which is out of our control, or we do not successfully manage our paid and unpaid search strategies, we could face a significant decrease in traffic to our websites and/or increased costs related to replacing unpaid traffic with paid traffic.

We rely on the value of our brands, and the costs of maintaining and enhancing our brand awareness are increasing.

We invest considerable financial and human resources in our brands in order to retain and expand our customer base in existing and emerging markets. We expect that the cost of maintaining and enhancing our brands will continue to increase and decisions we make on investing in brands could be less effective and costlier than expected. Certain online travel companies and metasearch websites have expanded their offline and digital advertising campaigns globally, increasing competition for share of voice, and we expect this activity to continue in the future.

Our efforts to preserve and enhance consumer awareness of our brands may not be successful, may have unintended negative impacts, or, even if successful may not be cost-effective, or as efficient as they have been historically, resulting in less direct traffic and increased customer acquisition costs. Moreover, branding efforts with respect to some brands within the Expedia Group portfolio have in the past and may in the future result in marketing inefficiencies and negatively impact growth rates of other brands within our portfolio. In addition, our decisions over allocation of resources and choosing to invest in branding efforts for certain brands in our portfolio at the expense of not investing in, or reducing our investments in, other brands in our portfolio could have an overall negative financial impact. If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it could have a material adverse effect on our business and financial performance.

We are subject to payments-related risks.

Payments Regulations. The end-to-end payments process—from accepting traveler payments through to paying suppliers—for a variety of payment methods is subject to various laws, rules, regulations, legal interpretations, and regulatory guidance, including those governing cross-border and domestic money transmission and funds transfers; foreign exchange; payment services; and consumer protection. If we are found to be in violation of applicable payments laws or regulations, we could be subject to civil and criminal penalties, additional restrictive and burdensome requirements, or forced to cease or amend certain services we currently provide.

Moreover, for existing and future payment options we offer to both our customers and suppliers, we are and may increasingly be subject to additional regulations and compliance requirements including obligations to implement enhanced authentication processes and new standards for payment security and strong customer authentication ("SCA") that have and may increasingly make it more difficult and costly to carry out a payment transaction successfully. For example, the lack of industry-wide adoption of SCA may continue to add to the complexity of payment transactions for us and our suppliers.

Third-Party Payment Service Providers. We rely on agreements with third-party service providers to process our voluminous customer credit and debit card transactions and for the facilitation of customer bookings of travel services from our travel suppliers. Upon the occurrence of specified events, including material adverse changes in our financial condition, these agreements may allow the payment processors to withhold a significant amount of our cash (referred to as a "holdback"), require us to otherwise post security equal to a portion of bookings that have been settled by a provider but where the traveler has have not traveled, or suspend their processing services. An imposition of a holdback or suspension of payment processing services by one or more of our payment processors could materially reduce our liquidity. Further, the software and services provided by payment processors may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to process payments, and our business and operating results could be adversely affected.

Payment Card Networks. The payment card networks, such as Visa, MasterCard and American Express, may increase the interchange fees and assessments that they charge for each transaction that accesses their networks and may impose special fees or assessments on such transactions. Certain of our payment processors also have the right to pass any increases in interchange fees and assessments on to us, which could significantly increase our costs and thereby adversely affect our financial performance.

In addition, the payment card networks have adopted rules and regulations that apply to all merchants who process and accept payment cards and include payment card association operating rules, the Payment Card Industry Data Security Standards, or the PCI DSS. Moreover, the payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our payment processors might find difficult or even impossible to comply with, or costly to implement. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may lose our ability to accept credit and debit card payments from our customers, or facilitate other types of online payments, and be liable for card issuing banks' costs, subject to fines and higher transaction fees, and our business and operating results could be adversely affected.

We are subject to payments-related fraud risks.

Our results of operations and financial positions have been negatively affected by our acceptance of fraudulent bookings made using payment options including credit and debit cards or fraudulently obtained loyalty points. We are sometimes held liable for accepting fraudulent bookings on our websites or other bookings for which payment is subsequently disputed by our customers both of which lead to the reversal of payments received by us for such bookings (referred to as a "charge-back"). In addition, the payment card networks have rules around acceptable charge-back ratios.

Accordingly, we calculate and record an allowance for the resulting charge-backs. Our ability to detect and combat fraudulent schemes, which have become increasingly common and sophisticated, may be negatively impacted by the adoption of new payment methods, the emergence and innovation of new technology platforms (such as historically occurred with the introduction of smartphones, tablet computers and in-home assistants), and our global expansion, including into markets with a history of elevated fraudulent activity. In addition, we have not broadly adopted certain protective capabilities across our platform, such as mobile application-based multi-factor authentication or third-party identify verification, which approach could result in significantly increased fraudulent activity on our platform in the future.

If we are unable to effectively combat fraudulent bookings on our websites or mobile applications or if we otherwise experience increased levels of charge backs, we may also be subject to significant fines and higher transaction fees or payment card networks may revoke our access to their networks meaning we would be unable to continue to accept card payments, either of which could have a material adverse effect on our results of operations and financial positions.

In addition, we may be subject to fraudulent supplier schemes. For example, when onboarding suppliers to our websites, we may fail to identify falsified or stolen supplier credentials, which may result in fraudulent bookings or unauthorized access to personal or confidential information of users of our websites and mobile applications. A fraudulent supplier scheme could also result in negative publicity, damage to our reputation, and could cause users of our websites and mobile applications to lose confidence in the quality of our services.

The rapid evolution and increased adoption of AI technologies may increase the risk of fraudulent bookings and fraudulent supplier scheme risks. Any of these events could have a significant negative effect on the value of our brands, which could have an adverse impact on our financial performance.

We work closely with various business partners and rely on third-parties for many systems and services, and therefore could be harmed by their activities.

We have numerous significant commercial arrangements with business partners, and we rely on third-party service providers for a broad ranges of key services, including both external, customer-facing services such as customer support and booking fulfillment and internal services related to our operations, technology development and infrastructure. If these partners or service providers fail to meet our requirements or legal or regulatory requirements, it could damage our reputation, make it difficult for us to operate some aspects of our business, or expose us to liability for their actions. Likewise, if one of our third-party service providers were to cease operations, face financial distress or other business disruption, we could suffer increased costs and disruption to our own business operations until an equivalent alternative could be sourced or developed, any of which could also have an adverse impact on our business and financial performance.

Our international operations involve additional risks and our exposure to these risks will increase as our business expands globally.

We operate in a number of jurisdictions outside of the United States and intend to continue to expand our international presence. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the traveler and supplier preferences (as well as the regulatory and tax landscapes) of each country into which we expand, could slow our growth or prevent our ability to compete effectively in certain markets. For example, to compete in certain international markets we have in the past, and may in the future, adopt locally-preferred payment methods, which has increased our costs and instances of fraud. Certain international markets in which we operate have lower margins than more mature markets, which could have a negative impact on our overall margins if the proportion of our overall revenue from these markets grow over time. Additionally, some countries have enacted or are considering enacting various regulations, such as data localization laws, that make competition by foreign companies costly or operationally difficult in those markets.

In addition to the risks outlined elsewhere in this section, our international operations are also subject to a number of other risks, including:

•   exposure to local economic or political instability and threatened or actual acts of terrorism;

•   compliance with U.S. and non-U.S. regulatory laws and requirements relating to anti-corruption, antitrust or competition, economic sanctions, data content and privacy, consumer protection, employment and labor laws, health and safety, information reporting and advertising and promotions;

•   weaker enforcement of our contractual and intellectual property rights;

•   lower levels of credit card usage and increased payment and fraud risk;

- longer payment cycles, and difficulties in collecting accounts receivable;

- preferences by local populations for local providers;

- restrictions on, or adverse tax and other consequences related to the repatriation of cash, the withdrawal of non-U.S. investments, cash balances and earnings, as well as restrictions on our ability to invest in our operations in certain countries;

- changes to trade policy or agreements that limit our ability to offer, or adversely affect demand for, our products and services;

- our ability to support technologies or marketing channels that may be prevalent in a particular international market and used by local competitors, but are not scalable for an international company offering services in many markets around the world; and

- uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

Acquisitions, investments, divestitures or significant commercial arrangements could result in operating and financial difficulties.

We have acquired, invested in, divested or entered into significant commercial arrangements with a number of businesses in the past, and our future success may depend, in part, on such transactions, any of which could be material to our financial condition and results of operations. Certain financial and operational risks related to such transactions that may have a material impact on our business are:

- diversion of management's attention or other resources from our existing businesses;

- use of cash resources and incurrence of debt and contingent liabilities in funding and after consummating acquisitions may limit other potential uses of our cash, including stock repurchases, dividend payments and retirement of outstanding indebtedness;

- amortization expenses related to acquired intangible assets and other adverse accounting consequences, including changes in fair value of contingent consideration;

- expected and unexpected costs incurred in pursuing acquisitions, if unsuccessful could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes due, a loss of anticipated tax benefits or other adverse effects on our business, operating results or financial condition;

- impairment of relationships with employees, suppliers, customers, vendors and affiliates of our business and the acquired business;

- the assumption of known and unknown debt and other liabilities and obligations of the acquired company;

- difficulties and expenses in integrating or separating, as the case may be, the operations, products, technology, privacy protection systems, information systems or personnel of an acquired or divested company, including in the case of a divestiture our reliance on performance by the acquiring company;

- failure of the acquired company to achieve anticipated integration synergies, traffic, transactions, revenues, earnings or cash flows or to retain key management or employees;

- failure to generate adequate returns on our acquisitions and investments, or returns in excess of alternative uses of capital;

- entrance into markets or segments in which we have no direct prior experience resulting in increased complexity in our business;

- challenges relating to the structure of an investment, such as governance, accountability and decision-making conflicts that may arise in the context of a joint venture or other majority ownership investments;

- costs associated with remediating fraud, information security, or other similar incidents at an acquired company;

- impairment of goodwill or other intangible assets such as trademarks or other intellectual property arising from our acquisitions;

- costs associated with litigation or other claims arising in connection with the acquired company;

- increased or unexpected costs or delays to obtain governmental or regulatory approvals for acquisitions;

- divestitures of functions, assets or operations may impede our ability to successfully operate our business, result in liability to purchasers, or consume significant resources;

- divested assets may be worth more than the consideration we receive in respect thereof;

- increased competition amongst potential acquirers for acquisition targets could result in a material increase in the purchase price for such targets or otherwise limit our ability to consummate acquisitions;

- increased regulatory scrutiny of our core or acquired business; and

- adverse market reaction to divestitures, acquisitions or investments or failure to consummate such transactions.

Moreover, we often rely heavily on the representations and warranties and related indemnities provided to us by the sellers of acquired private companies, including as they relate to creation, ownership and rights in intellectual property and compliance with laws and contractual requirements. Our failure to address these risks or other problems encountered in connection with past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business generally.

We rely on the performance of our employees and, if we are unable to retain, motivate or hire qualified personnel, our business would be harmed.

Our performance is largely dependent on the talents and efforts of our employees. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition for well-qualified employees is intense in almost all categories, including for software engineers, developers, product management personnel, development personnel, and other technology professionals, and in all geographies. The competition for talent is also exacerbated by an increased willingness of certain companies to offer flexible and remote working policies, which expands the pool of candidates from which our competitors may attract talent. If we do not succeed in attracting and retaining well-qualified employees, our business, our ability to execute and innovate, our competitive position, and results of operations would be adversely affected. The current labor market is highly competitive and our personnel expenses to attract and retain key talent may increase further, which may adversely affect our results of operations.

Our employees in certain countries, primarily European, are represented by works councils, health and safety committees, and/or trade unions, which we collectively refer to as Employee Representative Bodies ("ERBs"). We are required to engage with our ERBs on certain matters such as restructurings, acquisitions and divestitures, and other matters that could impact our labor force. This engagement may include informing, consulting, or requesting consent or approval and ultimately may not result in terms satisfactory to us, which could result in increases in our cost of labor, diversion of management's attention away from operating our business, delays in certain initiatives, and exposure to claims and litigation.

In addition, the contributions of Barry Diller, our Chairman and Senior Executive, and Ariane Gorin, our Chief Executive Officer, as well as other members of our travel leadership team are critical to the overall management of the Company. In recent years, we have experienced a number of leadership transitions, which can be difficult to manage, and may cause disruption to our business due to, among other things, diverting management's attention away from the Company's financial and operational goals. Expedia Group cannot ensure that it will be able to retain the services of Mr. Diller, Ms. Gorin or any other member of our senior management or key employees, the loss of whom could seriously harm our business. We do not maintain any key person life insurance policies.

We may not achieve some or all of the expected benefits of our strategic initiatives or our efforts to increase our operational efficiencies, which may adversely affect our business.

In recent years, we have undertaken a number of significant, multi-year strategic initiatives to provide greater services and value to our travelers, suppliers and business partners. Some of our most significant initiatives are described above in Part I. Item 1. Business, under the caption "Market Opportunity and Business Strategy." We may not realize the benefits we expect to achieve from these and our other strategic initiatives or our efforts may negatively impact our business and operations due to a variety of factors, including, but not limited to, unexpected delays, operational or technological challenges, or higher than expected costs or expenses. As a result, our business operations, financial condition and results of operations could be materially and adversely impacted.

We are exposed to various counterparty risks.

We are exposed to the risk that various counterparties, including financial entities, will fail to perform. This creates risk in a number of areas, including with respect to our bank deposits and investments, foreign exchange risk management, insurance coverages, letters of credit, and for certain of our transactions, the receipt and holding of traveler payments and subsequent remittance of a portion of those payments to travel suppliers. As it relates to deposits, as of December 31, 2024, we held cash in bank depository accounts of approximately $3.8 billion and money market funds and term deposits of approximately $192 million. Additionally, majority-owned subsidiaries held cash of approximately $68 million and held term deposits of approximately $84 million. As it relates to investments, as of December 31, 2024, we held U.S. treasury securities, U.S. agency securities, corporate debt securities, term deposits, commercial paper, foreign debt instruments, and asset-backed securities, all investment grade, in short-term and long-term investments totaling 502 million. As it relates to foreign exchange, as of December 31, 2024, we were party to forward contracts with a notional value of approximately $3.9 billion, the fair value of which was a net liability of approximately $2 million. We employ forward contracts to hedge a portion of our exposure to foreign currency exchange rate fluctuations. At the end of the deposit term or upon the maturity of the forward contracts, the counterparties are obligated, or potentially obligated in the case of forward contracts, to return our funds or pay us net settlement values. If any of these counterparties were to liquidate, declare bankruptcy or otherwise cease operations, it may not be able to satisfy its obligations under these term deposits or forward contracts, our ability to recover losses or to access or recover our assets held may be limited by the counterparty's liquidity or the applicable laws governing the insolvency or bankruptcy proceeding, and the receipt and remittance of payments via such counterparties would be severely limited or cease. In addition, we face significant credit risk and potential payment delays with respect to non-financial contract counterparties including our B2B and Vrbo partners, which may be exacerbated by economic downturns. The realization of any of these risks could have an adverse impact on our business and financial performance.

We have foreign exchange risk.

We are a global company with transactions denominated in a variety of currencies and the reporting currency for our consolidated financial statements is the U.S. dollar. We therefore face exposure to movements in currency exchange rates (particularly those related to the Euro, British pound, Japanese yen, Australian dollar, Brazilian real and Canadian dollar currencies), which may negatively impact the value of our cash flows, monetary assets and liabilities. In particular, we face exposure related to fluctuations in accommodation revenue due to relative currency movements from the time of booking to the time of stay as well as the impact of relative exchange rate movements on cross-border travel such as from Europe to the United States and the United States to Europe.

Depending on the size of the exposures and the relative movements of exchange rates, if we choose not to hedge or fail to hedge effectively our exposure, we could experience a material adverse effect on our financial statements and financial condition. We make a number of estimates in conducting hedging activities including in some cases cancellations and payments in foreign currencies. In addition, an effective exchange rate hedging program is dependent upon effective systems, accurate and reliable data sources, controls and change management procedures. In the event our estimates differ significantly from actual results or if we fail to adopt effective hedging processes, we could experience greater volatility as a result of our hedging activities.

Legal and Regulatory Risks

Our alternative accommodations business is subject to regulatory and legal risks, which could have a material adverse effect on our operations and financial results.

Our alternative accommodations business has been, and continues to be, subject to risks relating to regulatory developments that affect the alternative accommodation industry and the ability of companies like us to list those alternative accommodations online. For example, certain domestic and foreign jurisdictions have adopted or are considering statutes or ordinances that (i) prohibit or limit the ability of property owners and managers to rent certain properties for fewer than thirty consecutive days, (ii) place onerous obligations on property owners wishing to offer their properties, (iii) regulate platforms' ability to list alternative accommodations, including prohibiting the listing of unlicensed properties, or (iv) limit the number of alternative accommodations permitted in a particular area, which may be more likely in areas experiencing housing shortages, in response to perceived safety concerns, or as a result of natural disasters such as wildfires. Other factors that may limit homeowners' ability to rent their properties include condominium and neighborhood association rules that prohibit or restrict short-term rentals and challenges obtaining insurance and liability for personal injury.

In addition, many of the laws that impose taxes or other obligations on travel and lodging companies were established before the growth of the internet and the alternative accommodation industry, which creates a risk of those laws being interpreted in ways not originally intended that could burden property owners and managers or otherwise harm our business. Governments also are considering additional taxes specific to alternative accommodations that, if implemented, could make the business of operating an alternative accommodation less attractive or prohibitively expensive.

These new and evolving regulatory schemes may decrease listings available on our sites and add significant compliance risks to our business, including the risk of fines for noncompliance, as well as substantial internal costs and the allocation of resources to develop new internal compliance systems and processes. These compliance obligations include gathering information about property owners, verification of registration status of properties and the ongoing provision of information to governments—both domestic and foreign—about short-term rental owners and operators and requirements to withhold and report taxable income to such governments, which may deter property owners from renting their properties on an alternative accommodation platform. We may also remove properties from our websites if alternative accommodation owners or operators do not provide information we require to comply with applicable regulations, or at the request of governments.

We are not in a position to eliminate risks such as personal injury, property damage or other harm, at alternative accommodation properties listed on our platform and we generally do not verify traveler identity or property safety, such as fire code compliance or the presence of carbon monoxide detectors, which has resulted in claims of liability based on events occurring at properties listed on our platforms. Incidents involving the safety of guests, property owners, or other members of the public, or concerns about the security or quality of listings, could create a negative public perception of our platform, which would adversely impact our ability to attract hosts and guests.

We have also experienced instances where properties listed on our sites are copied and travelers booking these properties outside of our websites are the subject of fraudulent requests for payment. In other cases, travelers have been asked to pay for their booking of properties listed on our website directly to the alternative accommodation operator and outside of our website, resulting in loss of revenue for us and increased risk of fraud for the traveler.

These risks could have a material adverse effect on our alternative accommodations business, including impacting our reputation and brand, as well as the results of operations of our alternative accommodations business, which in turn could have a material adverse effect on Expedia Group's operations and financial results.

A failure to comply with current laws, rules, and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our global operations are subject to complex and changing laws and regulations. Our business and financial performance could be adversely affected by changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to travel and alternative accommodation licensing and listing requirements, the provision of travel packages, the internet and online commerce, internet advertising and price display, consumer protection, licensing and regulations relating to the offer of travel insurance and related products, anti-corruption, anti-trust and competition (including our contractual provisions regarding pricing and travel suppliers), economic and trade sanctions, tax, banking, machine learning and AI, data security, the provision of payment services and privacy.

There are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and online commerce that relate to website display and messaging, including prices, liability for information retrieved from or transmitted over the internet, online editorial and user-generated content, user privacy, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of products and services, and our contractual relationships with travel suppliers who list on our sites. Recent examples of new website display laws or regulations include, (i) in the United States, the Federal Trade Commission and the states of California and Minnesota introducing, and Congress and other states considering, laws or regulations that require us to include all fees in the prices displayed for accommodations on our websites, and (ii) in Europe, the EU Digital Services Act and Council Directive (known as DAC7) requires us to display a variety of supplier-related information, including local license numbers, tax identification numbers, business registration numbers, or statements regarding compliance with local laws. These and other new laws and regulations maybe costly and time consuming to implement, and significantly impact the profitability or competitiveness of our business.

Additionally, some jurisdictions have implemented or are considering implementing regulations that restrict or could restrict access to city centers and popular destinations as well as impact our ability to offer accommodations, such as by limiting the construction of new hotels or renting of alternative accommodations. Also, compliance with the European Economic Community ("EEC") Council Directive on Package Travel, Package Holidays and Package Tours is costly and complex and could adversely impact our ability to offer certain packages in the EEC.

Likewise, the SEC, Department of Justice ("DOJ") and Office of Foreign Assets Controls ("OFAC"), as well as foreign regulatory authorities, have continued to increase the enforcement of economic sanctions and trade regulations, anti-money laundering, and anti-corruption laws, across industries. As regulations continue to evolve and regulatory oversight continues to increase, we cannot guarantee that our programs and policies will be deemed compliant by all applicable regulatory authorities. In the event our controls should fail or are found to be out of compliance for other reasons, we could be subject to monetary damages, civil and criminal money penalties, litigation and damage to our reputation and the value of our brands.

We also have been subject, and we will likely be subject in the future, to inquiries or legal proceedings from time to time from regulatory bodies concerning compliance with economic sanctions, consumer protection, competition, tax, payments and travel industry-specific laws and regulations, including but not limited to investigations and legal proceedings relating to the travel industry and, in particular, parity provisions in contracts between hotels and online travel companies, including Expedia Group, and the presentation of information to consumers, as described in Part I. Item 3. Legal Proceedings — *Competition and Consumer Matters*. The failure of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies and/or consumers which, if material, could adversely affect our business, financial condition and results of operations.

Application of existing tax laws, rules, or regulations are subject to interpretation by taxing authorities.

The application of domestic and international income and non-income tax laws, rules and regulations to our products and services is subject to interpretation by the relevant taxing authorities. The taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations, resulting in increased audit activity and audit assessments. As such, potential tax liabilities may exceed our current tax reserves.

Taxing authorities have made inquiries, filed lawsuits, and levied assessments asserting we are required to collect and remit state and local sales or use taxes, value added taxes, or other transactional taxes related to our travel facilitation services, including the legal proceedings described in Part I. Item 3. Legal Proceedings.

Judgment and estimation are required in determining our worldwide tax liabilities. In the ordinary course of our business, there are calculations and transactions for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Taxing authorities may disagree with our tax calculations, including transfer pricing. We believe our tax estimates are reasonable, however the final determination of tax audits may be materially different from our historical tax provisions and accruals in which case we may be subject to additional tax liabilities, including interest and penalties, or may require payment of tax assessments prior to contesting the validity of the assessment, any of which could have a material adverse effect on our cash flows, financial condition and results of operations.

We could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities.

Our future tax liabilities may be adversely affected by legislative and other changes to taxing regimes, as well as changes in our business operating structure and the mix of revenue and earnings in countries with differing tax rates. Due to the pace of legislative changes and the scale of our business activities, any substantial changes in tax policies or legislative initiatives may materially and adversely affect our business, the taxes we are required to pay, our financial position, and results of operations.

Taxing jurisdictions around the world have focused legislative efforts on tax reform, transparency, base erosion, and have enacted or are considering enacting digital services taxes, which could lead to inconsistent and potentially overlapping international tax regimes. The Organization for Economic Cooperation and Development ("OECD") continues to advance proposals relating to its initiative for modernizing international tax rules, with the goal of having the participant countries implement a modernized and aligned international tax framework.

Many of the current tax laws, rules, and regulations imposing taxes and other obligations were enacted before the growth of the digital economy. Certain jurisdictions have enacted legislation directed at taxing the digital economy and multi-national businesses. If existing tax laws, rules, or regulations change, by amendment or new legislation, the result could increase our tax liabilities and reporting obligations, including requirements to provide information about travel suppliers, customers, and transactions on our technology platform. The outcome of these changes may have an adverse effect on our business or financial performance, including a decrease in demand for our products and services if we pass on such costs to the consumer; an increase in the volume and cost of our tax reporting and compliance obligations; or limit the scope of our business activities if we decide not to conduct business in particular jurisdictions.

We are involved in various legal proceedings and may experience unfavorable outcomes, which could adversely affect our business and financial condition.

We are currently, or have been in the past, involved in various legal proceedings and disputes involving taxes, personal injury, contract, alleged infringement of third-party intellectual property rights, antitrust, consumer protection, labor and employment matters, securities laws, and other claims, including, but not limited to, the legal proceedings described in Part I, Item 3, Legal Proceedings. These matters may involve claims for substantial amounts of money or for other relief that might necessitate changes to our business or operations. While the Company maintains insurance coverage for certain types of claims, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise and the defense of these actions has been, and will likely continue to be, both time consuming and expensive and the outcomes of these actions cannot be predicted with certainty. Determining reserves for pending litigation is a complex, fact-intensive process that requires significant legal judgment. It is possible that unfavorable outcomes in one or more such proceedings could result in substantial payments that could adversely affect our business, consolidated financial position, results of operations, or cash flows in a particular period.

We cannot be sure that our intellectual property and proprietary information is protected from all forms of copying or use by others, including potential competitors.

Our websites and mobile applications rely on content, brands, trademarks, domain names and technology, much of which is proprietary. We establish and protect our intellectual property by relying on a combination of trademark, domain name, copyright, trade secret and patent laws in the U.S. and other jurisdictions, license and confidentiality agreements, and internal policies and procedures. In connection with our license agreements with third parties, we seek to control access to, and the use and distribution of, our proprietary information and intellectual property. Even with these precautions, however, third parties may copy or otherwise obtain and use our intellectual property or confusingly similar trademarks or domain names without our authorization or to develop similar intellectual property independently. Effective trademark, domain name, copyright, patent and trade secret protection may not be available in every jurisdiction in which our services are available and policing unauthorized use of our intellectual property is difficult and expensive. We cannot be sure that the steps we have taken will prevent misappropriation or infringement of intellectual property. Any misappropriation or violation of our rights could have a material adverse effect on our business. Furthermore, we may need to go to court or other tribunals to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. These proceedings might result in substantial costs and diversion of resources and management attention.

We currently license from third parties some of the technologies, content, and brands incorporated into our websites. We also license content from suppliers for our creative campaigns. As we continue to build our creative production work and introduce new services that incorporate new technologies, content and brands, we may be required to license additional technology, content, and brands. We cannot be sure that such technology, content and brand licenses will be available on commercially reasonable terms, if at all. We also cannot be sure that content obtained from suppliers won't be subject to intellectual property infringement claims by a third party.


Technology, Information Protection and Privacy Risks


We rely on information technology to operate our businesses and maintain our competitiveness, and if we fail to adequately maintain or improve our information technology systems, or to adapt them to technological developments and industry trends, our business and operations could be adversely affected.

We depend on the use of sophisticated information technologies and systems in many areas of our business including technology and systems used for website and mobile applications, reservations, customer service, supplier connectivity, marketing, communications, procurement, payments, tax collection and remittance, fraud detection and administration, which we must maintain and continuously improve and upgrade.

Our future success depends on our ability to adapt our services and infrastructure to meet rapidly evolving consumer preferences and industry standards, while continuing to improve the performance, features and reliability of our service in response to competitive service and product offerings. AI, cloud computing, the continued growth of alternative platforms and mobile computing devices, the emergence of niche competitors who may be better able to utilize existing and new technologies to optimize their products, services or strategies have, and will continue to require, new and costly investments. Transitioning to these new technologies may be disruptive to resources and the services we provide and may increase our reliance on third party service providers. Recent examples include:

- *AI:* We have incorporated third-party AI technology in certain of our products, services and business operations. Our research, development and deployment of AI technologies remains ongoing. AI presents risks, challenges, and unintended consequences that could affect our and our customers' adoption and use of this technology. AI algorithms and training methodologies may be flawed. Additionally, AI technologies are complex and rapidly evolving, and we face significant competition in the market from other companies regarding the research, development and deployment of such technologies. While we aim to develop and deploy AI responsibly and attempt to identify and mitigate ethical and legal issues presented by its use, we may be unsuccessful in identifying or resolving issues before they arise. AI-related issues, deficiencies and/or failures could (i) give rise to legal and/or regulatory action as a result of new applications of existing data protection, privacy, intellectual property, and other laws, including with respect to proposed legislation regulating AI in jurisdictions in which we operate; (ii) damage our reputation; or (iii) otherwise materially harm our business.

- *Technology Transformation:* We have engaged in a multi-year effort to migrate products, data storage and processing, key portions of our consumer and affiliate sites, as well as back-office application functionality, to new technology platforms and significantly increase our utilization of public cloud computing services, such as Amazon Web Services ("AWS"), to enable us to improve conversion, innovate more rapidly, achieve better search engine optimization and improve our site merchandising and transaction processing capabilities, among other anticipated benefits.

Innovations, implementations and system enhancements such as these have been in the past, and may continue to be in the future, more time consuming and expensive than originally anticipated.

We may be unable to successfully migrate and improve our technology as planned or we may not achieve the expected benefits from any such initiatives, and as a result our business, including customer relationships, reputation and operations, could be materially adversely affected.

System interruption, security breaches and unplanned outages in our information systems may harm our businesses.

The risk of a cybersecurity-related attack by criminal organizations, hacktivists, foreign governments, and terrorists, is persistent. Due to the size and scale of our technology infrastructure and overall operations, vulnerabilities present within our systems may result in unauthorized access to confidential data including our own proprietary data, that of our partners or the personal data of our customers, including payment data. In addition, given the nature of our operations, consumer personal and payment data may also be accessed inappropriately within partner systems should those partners also experience a breach.

In addition, we continue to encounter attempted external attacks in a variety of forms, including ransomware, account takeovers, phishing, disinformation, and denial of service attacks. Additionally, some actors are using AI technology to launch more sophisticated, automated, targeted and coordinated attacks, including phishing and account takeover attacks, that are more difficult to detect. As these continue, there is a risk that successful attacks may cause a significant cybersecurity incident which impacts our critical operations, or those of our partners. Successful attacks have the potential to damage our reputation, increase costs, and result in regulatory scrutiny or fines.

As we continue to migrate legacy systems to newer information technology systems, we increase the risk of system interruptions. We have experienced and may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling orders or providing services to third parties. Significant interruptions, outages or delays in our internal systems, or systems of third parties that we rely upon - including multiple co-location providers for data centers, cloud computing providers for application hosting, and network access providers - and network access, or deterioration in the performance of such systems, would impair our ability to process transactions, decrease our quality of service that we can offer to our customers, damage our reputation and brands, increase our costs and/or cause losses. We also face risks related to our ability to maintain data and hardware security with respect to remote working.

No assurance can be given that our backup systems or contingency plans will sustain critical aspects of our operations or business processes in all circumstances. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruption, delays and loss of critical data, and could prevent us from providing services to our travelers and/or third parties for a significant period of time.

In addition, as a result of our migration of key portions of our platform functionality to AWS, we now depend on the availability of AWS's services and any incident affecting AWS's infrastructure and availability, which have occurred a number of times in the recent past, could adversely affect the availability of our platform and our ability to serve our customers, which could in turn damage our reputation with current and potential customers, expose us to liability, result in substantial costs for remediation, cause us to lose customers, or otherwise harm our business, financial condition, or results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that compromise the AWS services we use.

We process, store and use customer, supplier and employee personal, financial and other data, which subjects us to risks stemming from possible failure to comply with governmental regulation and other legal obligations, as well as litigation and reputational risks associated with the failure to protect such data from unauthorized use, theft or destruction.

There are numerous laws regarding the storing, sharing, use, processing, disclosure and protection of customer, partner and employee personal, financial, and other data, the scope of which is changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy and data protection. It is possible, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or the practices of our businesses.

Any failure or perceived failure by us, or our service providers, to comply with, privacy-related legal obligations or any compromise of security that results in the unauthorized use, theft, or destruction of such data, may result in a material loss of revenues from the potential adverse impact to our reputation and brand, our ability to retain customers or attract new customers, and the potential disruption to our business and plans. The risk of a data incident due to cybersecurity-related privacy event remains persistent. In addition, such an event could result in violations of applicable U.S. and international laws, governmental enforcement actions and consumer or securities litigation.

We are subject to privacy regulations, and compliance with these regulations could impose significant compliance burdens.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet have recently come under increased public scrutiny. Twenty U.S. states have passed comprehensive privacy legislation and several others are considering privacy legislation. In addition, the General Data Protection Regulation, or GDPR, that went into effect in the European Union in May 2018, requires companies to implement and remain compliant with regulations regarding the handling of personal data. Enforcement of GDPR regulations, and fines for non-compliance, continue to increase and a significant number of additional jurisdictions have enacted similar privacy regulations. As additional jurisdictions continue to enact and update privacy regulations and laws, we will experience increased compliance costs and uncertainty as to how such laws will be interpreted. Although we have invested, and expect to continue to invest, significant resources to comply with other privacy laws and regulations globally, the number and variety of regulations combined with our multi-product, multi-brand, global businesses, could nevertheless result in compliance failures. Failure to meet any of the requirements of these laws and regulations could result in significant penalties or legal liability, adverse publicity and/or damage to our reputation, which could negatively affect our business, results of operations and financial condition.

**Environmental, Social and Governance Risks**

Mr. Diller may be deemed to beneficially own shares representing approximately 31% of the outstanding voting power of Expedia Group.

As of December 31, 2024, Mr. Diller may be deemed to have beneficially owned 100% of Expedia Group's outstanding Class B common stock, representing approximately 31% of the total voting power of all shares of Expedia Group common stock and Class B common stock outstanding. In the future, Mr. Diller's ownership percentage in Expedia Group could increase if he acquires additional shares of Expedia Group common stock in open market purchases or otherwise, or if Expedia Group repurchases additional shares of its common stock.

Mr. Diller is also currently the Chairman of Expedia Group's Board of Directors and Senior Executive of Expedia Group. Expedia Group's amended and restated certificate of incorporation provides that the Chairman of the Board may only be removed without cause by the affirmative vote of at least 80% of the entire Board of Directors, which provision may not be amended, altered changed or repealed, or any provision inconsistent therewith adopted, without the approval of at least (1) 80% of the entire Board of Directors and (2) 80% of the voting power of Expedia Group's outstanding voting securities, voting together as a single class.

As a result of Mr. Diller's ownership interests and voting power, Mr. Diller is in a position to influence, and potentially control, significant corporate actions, including corporate transactions such as mergers, business combinations or dispositions of assets. Additionally, in the future, another holder of the Class B Shares might have such a position of influence by virtue of ownership interests in the Class B Shares. This concentrated ownership position could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to Expedia Group stockholders.

Actual or potential conflicts of interest may develop between Expedia Group management and directors, on the one hand, and the management and directors of IAC, on the other.

Mr. Diller serves as our Chairman of the Board of Directors and Senior Executive, while retaining his role as Chairman of the Board of Directors and Senior Executive of IAC Inc., or "IAC". Each of Ms. Clinton and Mr. von Furstenberg also serves as a member of the Board of Directors of both Expedia Group and IAC. These overlapping relationships could create, or appear to create, potential conflicts of interest for the directors or officers when facing decisions that may affect both IAC and Expedia Group. Mr. Diller in particular may also face conflicts of interest with regard to the allocation of his time between the companies.

Increased focus on our environmental, social, and governance ("ESG") responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention, and willingness of customers and partners to do business with us.

Institutional, individual, and other investors, proxy advisory services, regulatory authorities, consumers, employees and other stakeholders are increasingly focused on ESG practices of companies, including climate change, diversity, equity and inclusion, human capital management, data privacy and security, supply chains (including human rights issues), among other topics. These evolving stakeholder expectations and our efforts and ability to respond to and manage these issues, provide updates on them, and establish and meet appropriate goals, commitments, and targets present numerous operational, regulatory, reputational, financial, legal, and other risks and impacts, any of which may be outside of our control or could have a material adverse impact on our business, including on our reputation and stock price. Our efforts in this area may result in a significant increase in costs and may nevertheless not meet investor or other stakeholder expectations and evolving standards or regulatory requirements, which may negatively impact our financial results, our reputation, our ability to attract or retain employees, our attractiveness as a service provider, investment, or business partner, or expose us to government enforcement actions, private litigation, and actions by stockholders or stakeholders.

Moreover, we may be subject to criticism by ESG detractors for our ESG initiatives or for any revisions made to these initiatives. We may also be subject to adverse responses by government entities, like anti-ESG laws or punitive legislative actions, or from consumers, through actions like boycotts or adverse media campaigns, aimed at Expedia Group that could negatively affect our reputation, business operations, financial results, and growth.

Climate change may have an adverse impact on our business.

Our businesses may also be negatively impacted by direct and indirect impacts of climate change. Direct impacts may include disruptions to travel and to our operations due to more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires. Indirect impacts may include a significant shift in consumer preferences, which we may not successfully adapt to, or the general harm to our business as a result of a general perception of travel as an environmental harm. These and other climate change related impacts could have a significant adverse impact on our business in both the short, medium and long term. Further, there is uncertainty around the accounting standards and climate-related disclosures associated with emerging laws and reporting requirements and the related costs to comply with the emerging regulations could be significant.

<center>**Risks Related to Ownership of our Stock**</center>

Our stock price is highly volatile.

The market price of our common stock is highly volatile and could continue to be subject to wide fluctuations in response to, among other risks, the risks described in this Item 1A, as well as:

- quarterly variations in our operating and financial results as well as those of our peer companies;

- operating and financial results that vary from the expectations of securities analysts and investors, including failure to meet or exceed forward-looking guidance we have given or deliver expected returns on investments or key initiatives;

- changes in our capital or governance structure;

- repurchases of our common stock, including failure to meet internal or external expectations around the timing or price of shares repurchases, and any reductions or discontinuances of repurchase activities;

- changes in the stock price or market valuations of trivago, our majority-owned, publicly traded subsidiary, whose stock price is also highly volatile;

- changes in device and platform technologies and search industry dynamics, such as key word pricing and traffic, or other changes that negatively affect our ability to generate traffic to our websites;

- announcements by us or our competitors of significant contracts, acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments as well as technological innovations, new services or promotional and discounting activities;

- dilution resulting from any conversion of our convertible debt into common stock;

- loss of a major travel supplier, such as an airline, hotel or car rental chain; and

- lack of success in our efforts to increase our market share.

In addition, if the market for technology stocks or the greater securities market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. Volatility in our stock price could also make us less attractive to certain investors, and/or invite speculative trading in our common stock or debt instruments.

Part I. Item 1B. *Unresolved Staff Comments*

None.

Part I. Item 1C. *Cybersecurity*

The Company's Board of Directors (the "Board") recognizes that safeguarding the Company's data, information systems, and technology assets is critical to maintaining the trust and confidence of the Company's travelers, business partners and employees. The Board actively exercises oversight of the Company's technological infrastructure, information security and its cybersecurity, which are key components of the Company's risk management program. The Company's cybersecurity policies, standards, processes and programs are integrated into its risk management program and are based on industry standard frameworks established by the National Institute of Standards and Technology ("NIST") and the International Organization for Standardization, among others, as well as on evolving best practices.

Cybersecurity Risk Management and Strategy

The Company's cybersecurity risk management program is composed of the following key elements:

- *Governance.* As discussed in more detail under the heading "Cybersecurity Governance" below, as part of its general oversight duties, the Board oversees the Company's risk management, including its cybersecurity risks. The Board is supported in its oversight of cybersecurity risks by the Audit Committee, which regularly interacts with the Company's risk management function, the Company's Chief Security Officer function ("CSO") and the Company's Chief Technology Officer function ("CTO").

- *Risk Assessment and Management.* The Company's cybersecurity risk management program is based on industry standard information security principles and best practices, specifically the NIST Cybersecurity Framework and the Payment Card Industry Data Security Standard ("PCI DSS"). The program encompasses all Company directly-managed brands, entities, and internal organizations other than its publicly-traded trivago subsidiary, which has its own standalone cybersecurity risk management program, and uses a proactive approach to regularly identify and assess cybersecurity threats, vulnerabilities and risks, and to evaluate the effectiveness of implemented security controls through internal audits, external threat intelligence, and periodic external independent assessments. Risks identified and assessed through the cybersecurity risk management program are then communicated to the Company's senior leadership team and used to prioritize risks based on their potential impact and likelihood as part of the Company's dynamic risk response strategy.

- *Technical Safeguards and Incident Response.* The Company classifies its electronic data and information systems based on the sensitivity and criticality of the data involved and deploys commensurate technical safeguards, including but not limited to firewalls, encryption, network segmentation, real-time monitoring, intrusion prevention systems, anti-malware, and access controls. The Company's cybersecurity incident response plan, modeled on NIST 800-61, is built on a comprehensive framework which sets forth guidance and procedures required for the life cycle of an incident. The plan establishes processes for use by a cross-functional cybersecurity incident response team with the resources necessary to take action in a timely and decisive manner during the response, investigation, and remediation of an incident, and to comply with legal obligations. The Company tests, trains, and evaluates its incident response capabilities on at least an annual basis and updates its incident response plan accordingly. The Company also maintains insurance coverage for cybersecurity incidents.

- *Third-Party Risk Management.* The Company's external service provider management program requires all third-party service providers to comply with the Company's security standards, including notification procedures in the event of an incident involving Company confidential information. The Company requires its service providers to ensure that their own third-party vendors and subcontractors comply with the Company's security standards when working with Company information. In addition, the Company performs diligence on external service providers and their vendors that have access to the Company's information and/or information systems, and conducts ongoing monitoring throughout the life of the relationship, including re-assessments in light of any significant changes to the provider's security controls or technical landscape.

- *Education and Awareness.* The Company's mandatory annual cybersecurity employee training program covers critical aspects of digital security, including phishing prevention, threat awareness and safe data handling practices. The annual training program is regularly refreshed based on the evolving security landscape and secure code development. It is also supplemented by awareness initiatives to keep Company personnel updated on cybersecurity threats and the latest security policies and instill a culture of security mindfulness across the organization.

- *Continuous Review.* The Company regularly reviews its cybersecurity policies, standards, and programs and evaluates the effectiveness of implemented security controls. In addition to performing internal audits, assessments, tabletop exercises, and vulnerability testing, the Company periodically engages third parties to perform information security maturity assessments, audits, cyber breach root cause analysis, and independent reviews of its information security control environment and operating effectiveness. The Company's CSO provides regular reports on the results of such assessments to the Audit Committee and the Company's senior leadership team, and the Company adjusts its cybersecurity policies, standards, and programs as necessary based on these reviews.

To date, no risks from cybersecurity threats, including those resulting from any previous cybersecurity incidents, have materially adversely affected, or are reasonably likely to materially adversely affect, the Company, including its business strategy, results of operations or financial condition. Although the Company's cybersecurity risk management program, as described above, is designed to help prevent, detect, respond to, and mitigate the impact of cybersecurity incidents, there is no guarantee that a future cybersecurity incident would not materially adversely affect the Company's business strategy, results of operations or financial condition. For information regarding cybersecurity risks that the Company faces and potential impacts on its business related thereto, see the disclosure set forth in Part I, Item 1A, Risk Factors, under the caption "System interruption, security breaches and unplanned outages in our information systems may harm our businesses."

Cybersecurity Governance

The Board, in coordination with the Audit Committee, oversees the Company's risk management program, which includes risks arising from cybersecurity threats. The Audit Committee regularly receives presentations and reports from both Company management and third-parties, as appropriate, that address a wide range of topics related to cybersecurity risks, including evolving standards, third-party and independent reviews, threat environment updates, technology trends and information security considerations arising with respect to the Company's peers and partners. The Company's CSO and/or the Company's CTO regularly meet with the Audit Committee (and, where appropriate, the full Board) to discuss technology, information security and cybersecurity programs, progress updates on the Company's key cybersecurity initiatives and related priorities and controls. At least annually, the Audit Committee and the full Board receive a comprehensive written report covering the Company's cybersecurity program and associated risks, and any changes made to the program since the previous report. Additionally, the Audit Committee is promptly apprised of any cybersecurity incident that meets established reporting thresholds, and receives ongoing updates regarding any such incident until it has been resolved. At each regularly scheduled Board meeting, the Audit Committee Chair provides the full Board with an update on all significant matters discussed, reviewed, considered and approved by the committee since the last regularly scheduled Board meeting.

The Company's CSO, in coordination with the Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), CTO, and Chief Legal Officer ("CLO"), works collaboratively across the Company to implement and monitor a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's cybersecurity incident response plan and its security policy. To facilitate the success of the Company's cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CSO, the CTO and other executive leadership team members are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report risks from cybersecurity threats and cybersecurity incidents to the Audit Committee when appropriate.

The Company's prior Chief Security Officer departed in late 2024 and the CSO function is currently overseen by two co-CSOs on an interim basis until a permanent successor is appointed. Each of the co-CSOs has over 30 years of relevant experience in a variety of sectors, including travel, fintech, and e-commerce. One co-CSO has held Chief Information Security Officer, Chief Information Officer and Chief Security Officer roles at multiple multinational public companies, leading enterprise-wide cybersecurity strategies and risk management programs; he holds a Master's degree in Security and Risk Management. The other co-CSO has served as Chief Technology Officer and Chief Information Officer at several multinational public companies, where he has driven digital transformation initiatives, technology modernization efforts, and secure platform development; he holds a Bachelor's degree in Computer Information Systems. The Company's CTO has over 20 years of experience, including leading global technology teams focused on developing secure, large-scale platforms, implementing advanced data security measures, and mitigating risks across complex technological ecosystems. He holds a Bachelor's degree in Technology and a Master's degree in Technology. The Company's CEO, CFO and CLO each hold undergraduate and graduate degrees in their respective fields, and each have extensive experience managing risks at the Company and at similar companies, including risks arising from cybersecurity threats.

Part I. Item 2. *Properties*

We own our corporate headquarters located in Seattle, Washington, which is approximately 650,000 square feet of office space.

In addition, we lease approximately 2.2 million square feet of office space worldwide in various cities and locations, pursuant to leases with expiration dates through May 2038, of which approximately 680,000 square feet is leased for domestic operations and 1.5 million for international operations.

Part I. Item 3. *Legal Proceedings*

In the ordinary course of business, Expedia Group and its subsidiaries are parties to legal proceedings and claims involving property, personal injury, contract, alleged infringement of third-party intellectual property rights and other statutory and common law claims. The amounts that may be recovered in such matters may be subject to insurance coverage.

Rules of the SEC require the description of material pending legal proceedings, other than ordinary, routine litigation incident to the registrant's business, and advise that proceedings ordinarily need not be described if they primarily involve damages claims for amounts (exclusive of interest and costs) not individually exceeding 10% of the current assets of the registrant and its subsidiaries on a consolidated basis. In the judgment of management, none of the pending litigation matters that the Company and its subsidiaries are defending, including those described below, involves or is likely to involve amounts of that magnitude. The litigation matters described below involve issues or claims that may be of particular interest to our stockholders, regardless of whether any of these matters may be material to our financial position or results of operations based upon the standard set forth in the SEC's rules.

Litigation Relating to Occupancy and Other Taxes

A number of jurisdictions in the United States have filed lawsuits against online travel companies, including Expedia Group companies such as Hotels.com, Expedia, Hotwire, Orbitz and HomeAway, claiming that such travel companies have failed to collect and/or pay taxes (e.g., occupancy taxes, business privilege taxes, excise taxes, sales taxes, etc.), as well as related claims such as unjust enrichment, restitution, conversion and violation of consumer protection statutes, and seeking monetary (including tax, interest, and penalties), injunctive and/or declaratory relief. In addition, we may file complaints contesting tax assessments made by states, counties and municipalities seeking to obligate online travel companies, including certain Expedia Group companies, to collect and remit certain taxes, either retroactively or prospectively, or both.

Moreover, certain jurisdictions may require us to pay tax assessments prior to contesting any such assessments. This requirement is commonly referred to as "pay-to-play." Payment of these amounts is not an admission that we believe we are subject to such taxes and, even when such payments are made, we continue to defend our position vigorously.

Actions Filed by Individual States, Cities and Counties

Clark County, Nevada Litigation. On May 14, 2021, Clark County, Nevada filed a lawsuit in state court against a number of online travel companies, including a number of Expedia Group companies such as Expedia, Hotels.com, Orbitz, Travelscape, and Hotwire. The complaint alleges the defendants failed to comply with state and local transient occupancy tax statutes, as well as claims for conversion, breach of fiduciary duty, unjust enrichment, fraud and violation of the Nevada Deceptive Trade Practices Act. Plaintiffs purport to seek compensatory and punitive damages, declaratory relief and imposition of a constructive trust. The case was removed to federal district court. On September 13, 2021, defendants filed a motion to dismiss the common law and Nevada Deceptive Trade Practices Act claims. On August 12, 2022, the district court dismissed the Nevada Deceptive Trade Practice Claim but denied the motion to dismiss the common law claims. On May 16, 2022, defendants filed a motion for summary judgment as to all claims, which the court granted on March 31, 2023. On April 28, 2023, Plaintiffs filed a motion for reconsideration, which the court denied on January 16, 2024. On January 31, 2024, Plaintiffs filed a notice of appeal from the district court's rulings on the motion for summary judgment and motion to reconsider. The United States Ninth Circuit Court of Appeals held argument on the appeal on December 8, 2024. On December 23, 2024, the Court of Appeals affirmed the district court's ruling. On January 14, 2025, the Court of Appeals issued the mandate terminating its review, thereby ending the matter.

In addition, HomeAway is a party in the following proceedings:

Jasper County Development District #1, Texas Litigation. On August 17, 2020, Jasper County Development District # 1 filed a lawsuit in Texas state court against Expedia and HomeAway. The complaint alleges claims for declaratory judgment, damages and an accounting. The parties have reached a tentative settlement agreement.

City of Charleston, South Carolina Litigation. On April 9, 2021, nine local governmental entities in South Carolina filed a lawsuit in state circuit court against HomeAway.com, Inc. and many other vacation rental listing companies. The complaint alleges the defendants failed to register with, and remit taxes and business license fees to, the plaintiffs as allegedly required by certain local accommodations tax and business license ordinances. The complaint further alleges claims for violation of the South Carolina Unfair Trade Practices Act. Plaintiffs purport to seek declaratory and injunctive relief, a legal accounting and damages. On May 27, 2021, plaintiffs filed an amended complaint adding five additional local government entities as plaintiffs. On September 24, 2021, plaintiffs filed a motion for leave to file a second amended complaint seeking to add, among other things, two additional local government entities as plaintiffs (which would bring the total number of plaintiffs to 16). The court granted that motion on March 25, 2022. On August 15, 2022, HomeAway.com, Inc. filed a motion to dismiss the South Carolina Unfair Trade Practices Act, contractual undertaking, declaratory relief and injunctive relief causes of action and answered the remaining causes of action. On April 4, 2023, the court denied the motion.

Notices of Audit or Tax Assessments

At various times, the Company has also received notices of audit or tax assessments from states, counties, municipalities and other local taxing jurisdictions concerning its possible obligations with respect to state and local taxes (e.g. occupancy taxes, business privilege taxes, excise taxes, sales taxes, etc.).

Non-Tax Litigation and Other Legal Proceedings

Putative Class Action Litigation

Israeli Putative Class Action Lawsuit (Ze'ev). In or around January 2018, a putative class action lawsuit was filed in the District Court in Lod, Israel against a number of online travel companies including Expedia, Inc. and Hotels.com. The plaintiff generally alleges that the defendants violated Israeli consumer laws by limiting hotel price competition. The plaintiff has filed a motion for class certification which defendants have opposed.

Other Legal Proceedings

Helms-Burton Litigation. A number of complaints have been filed by parties alleging violations of Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act. On August 10, 2023, the District Court dismissed, on new grounds, the *Del Valle* action and plaintiff filed an appeal to the Eleventh Circuit which remains pending. On October 31, 2024, the court granted defendants' motion for summary judgment in the *Trinidad* matter, plaintiff appealed to the Eleventh Circuit and that appeal is pending. The *Echeverria* matter is set for trial beginning March

24, 2025 in the U.S. District Court for the Southern District of Florida. The *CSL* matter remains pending in the District of Delaware.

Paris City Hall Litigation. On January 28, 2021, Paris City Hall filed an action against HomeAway UK Ltd. ("HomeAway UK") alleging that HomeAway UK had failed to comply with regulations relating to the sharing of supplier booking data in 2019 and 2020. A hearing on the matter was held on March 30, 2022. On November 30, 2022, the court ruled in Homeaway UK's favor dismissing all claims. On January 12, 2023, Paris City Hall appealed the decision. On October 22, 2024, the court issued an opinion affirming the trial court's dismissal of all claims against Homeaway UK. On December 16, 2024, Paris City Hall filed an appeal with the French Supreme Court, which remains pending.

Competition and Consumer Matters

Over the last several years, the online travel industry has become the subject of investigations by various national competition authorities ("NCAs"), particularly in Europe.

Matters Relating to Contractual Provisions with Accommodations Providers

Expedia Group companies are or have been involved in a number of investigations by NCAs predominately related to whether certain parity clauses in contracts between Expedia Group entities and accommodation providers (sometimes also referred to as "most favored nation" or "MFN" provisions) are anti-competitive.

In 2015, Expedia Group companies voluntarily waived certain rate, conditions and availability parity clauses in agreements with European hotel partners, resulting in most NCAs in Europe closing their investigations. However, certain related matters remain ongoing, including cases brought by the German Federal Cartel Office. Legislative bodies in France, Austria, Italy, Belgium and Portugal have also adopted domestic anti-parity clause legislation, which we believe in each case violates both EU and national legal principles. In December 2022, Switzerland also passed legislation taking action on price parity in Switzerland.

A number of NCAs outside of Europe have also opened investigations or inquired about contractual parity provisions in contracts between hotels and online travel companies in their respective territories, including Expedia Group companies. In certain of these jurisdictions, including Australia, Brazil, Hong Kong, South Korea, Japan and New Zealand, the concerns were resolved with Expedia Group companies' waiver of certain rate, conditions and availability parity clauses in agreements with hotel partners in the respective jurisdictions.

Matters Relating to Online Marketplaces

Some regulatory authorities in different countries have also undertaken market studies, inquiries or investigations relating to the presentation of information on certain of our consumer-facing websites. We have worked collaboratively with such authorities and in some cases have offered voluntary undertakings or commitments in order to address the regulatory authorities' concerns.

We are unable to predict what, if any, effect such actions by regulatory authorities will have on our business, industry practices or online commerce more generally.

Part I. Item 4. *Mine Safety Disclosures*

Not applicable.

Part II. Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is quoted on the Nasdaq Global Select Market under the ticker symbol "EXPE." Our Class B common stock is not listed and there is no established public trading market. As of January 24, 2025, there were approximately 1,698 holders of record of our common stock and the closing price of our common stock was $171.23 on Nasdaq. As of January 24, 2025, all of our Class B common stock was held by Mr. Diller, Chairman and Senior Executive of Expedia Group and the Diller Foundation d/b/a The Diller - von Furstenberg Family Foundation.

Dividend Policy

We did not pay quarterly common stock dividends in 2024, 2023, or 2022. On February 3, 2025, the Board of

Directors approved the reinstatement of quarterly common stock dividends, and on February 4, 2025, the Executive Committee, acting on behalf of the Board of Directors, declared a quarterly cash dividend of $0.40 per share of outstanding common stock payable on March 27, 2025 to stockholders of record as of the close of business on March 6, 2025. Declaration and payment of future dividends, if any, is at the discretion of the Board of Directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, share dilution management, legal risks, tax policies, capital requirements relating to research and development, investments and acquisitions, challenges to our business model and other factors that the Board of Directors may deem relevant. In addition, our credit agreements limit our ability to pay cash dividends under certain circumstances.

Unregistered Sales of Equity Securities

During the quarter ended December 31, 2024, we did not issue or sell any shares of our common stock or other equity securities pursuant to unregistered transactions in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended.

Issuer Purchases of Equity Securities

In October 2023, the Executive Committee of the Board of Directors, pursuant to a delegation of authority from the Board, authorized a program to repurchase up to $5 billion of our common stock ("2023 Share Repurchase Program"). Our 2023 Share Repurchase Program does not have fixed expiration dates and does not obligate the Company to acquire any specific number of shares. Under the program, shares may be repurchased in the open market or in privately negotiated transactions. The timing, manner, price and amount of any repurchases will be subject to the discretion of the Company and depend on a variety of factors, including the market price of Expedia Group's common stock, general market and economic conditions, regulatory requirements and other business considerations. A summary of the repurchase activity for the fourth quarter of 2024 is as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under Plans or Programs
		(In thousands, expect per share data)		
October 1-31, 2024	673	$ 153.87	673	$ 3,266,144
November 1-30, 2024	200	167.73	200	3,232,644
December 1-31, 2024	—	—	—	3,232,644
Total	873		873	

Performance Comparison Graph

The graph shows a five-year comparison of cumulative total return, calculated on a dividend reinvested basis, for Expedia Group common stock, the NASDAQ Composite Index, the RDG (Research Data Group) Internet Composite Index and the S&P 500. The graph assumes an investment of $100 in each of the above on December 31, 2019. The stock price performance shown in the graph is not necessarily indicative of future price performance.



Part II. Item 6. *Reserved*

Not Applicable.

Part II. Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

Expedia Group's mission is to power global travel for everyone, everywhere. We believe travel is a force for good. Travel is an essential human experience that strengthens connections, broadens horizons and bridges divides. We help reduce the barriers to travel, making it easier, more enjoyable, more attainable and more accessible. We bring the world within reach for customers and partners around the globe. We leverage our supply portfolio, platform and technology capabilities across an extensive portfolio of consumer brands, and provide solutions to our business partners, to empower travelers to efficiently research, plan, book and experience travel. We make available, on a stand-alone and package basis, travel services provided by numerous lodging properties, airlines, car rental companies, activities and experiences providers, cruise lines, alternative accommodations property owners and managers, and other travel product and service companies. We also offer travel and non-travel advertisers access to a potential source of incremental traffic and transactions through our various media and advertising offerings on our websites. For additional information about our portfolio of brands, see the disclosure set forth in Part I, Item 1, Business, under the caption "Market Opportunity and Business Strategy."

This section of this Form 10-K generally discusses the years ended December 31, 2024 and 2023 items and year over year comparisons between 2024 and 2023. Discussions of the year ended December 31, 2022 items and the year over year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023. All percentages within this section are calculated on actual, unrounded numbers.

Trends

Starting in early 2020, the COVID-19 pandemic, and measures to contain the virus, including government travel restrictions and quarantine orders, had an unprecedented impact on the global travel industry and materially and negatively impacted our business, financial results and financial condition. Travel was severely depressed during 2020, with reduced levels of new bookings. In 2021, we began to see a bookings recovery. In 2022, there was a strong, but uneven, recovery in travel demand with different regions around the world experiencing different rates of recovery. In 2023, the overall reopening of the Asia-Pacific region and general recovery outside of the United States was a factor in the gross bookings year-over-year growth rate for our B2B segment, but any other lingering impacts of the pandemic did not have a significant impact on our businesses, and we expect that to remain the case for future periods.

More recently, inflation and other macroeconomic pressures in the U.S. and the global economy, such as interest rates, and currency fluctuations and energy price volatility, as well as evolving geopolitical conflicts, have contributed to an increasingly complex business environment. Our future operational results may be subject to volatility, particularly in the short-term, due to the impact of the aforementioned trends. Broad, sustained negative economic impacts could put strain on our suppliers, business and service partners, which increases the risk of credit losses and service level or other disruptions.

Additionally, further health-related events, political instability, geopolitical conflicts, acts of terrorism, significant fluctuations in currency values, sustained levels of increased inflation, sovereign debt issues, and natural disasters, are examples of other events that could have a negative impact on the travel industry in the future.

Despite these factors, we have witnessed a healthy but more normalized travel demand environment in 2024, as consumers continue to prioritize spend on travel and experiences over other discretionary spending.

For additional information about our business strategy for Expedia Group, see the disclosure set forth in Part I. Item 1. Business, under the caption "Market Opportunity and Business Strategy."

Online Travel

Increased usage and familiarity with the internet have continued to drive rapid growth in online penetration of travel expenditures. Online penetration is higher in the U.S. and Western European markets with online penetration rates in some emerging markets, such as Latin America and Eastern European regions, lagging behind those regions. Emerging markets continue to present an attractive growth opportunity for our business, while also attracting many competitors to online travel. The industry is expected to remain highly competitive for the foreseeable future. In addition to the growth of online travel agencies, we have seen continued interest in the online travel industry from search engine companies such as Google, evidenced by continued product enhancements, and prioritizing its own AdWords and metasearch products such as Google Hotel Ads and Google Flights, in search results. Competitive entrants such as "metasearch" companies, including Kayak.com (owned by Booking Holdings), trivago (in which Expedia Group owns a majority interest) as well as TripAdvisor, introduced differentiated features, pricing and content compared with the legacy online travel agency companies, as well as various forms of direct or assisted booking tools. Further, airlines and lodging companies are aggressively pursuing direct online distribution of their products and services. In addition, the increasing popularity of the "sharing economy," accelerated by online penetration, has had a direct impact on the travel and lodging industry. Businesses such as Airbnb, Vrbo and Booking.com have emerged as the leaders, bringing incremental alternative accommodation and vacation rental inventory to the market. Other competitors have arisen, including vacation rental property managers, who operate their own booking sites in addition to listing on Airbnb, Vrbo, and Booking.com. Additionally, traditional consumer ecommerce players have expanded their local offerings by adding hotel offers to their websites. Ride sharing app Uber has added transportation and experience offerings to its app via partnerships with other travel providers. Our B2B business has grown significantly but faces competition from other OTAs with B2B offerings, as well as other competitors, such as independent B2B businesses.

The online travel industry also saw the development of alternative business models and variations in the timing of payment by travelers and to suppliers, which in some cases place pressure on historical business models. In particular, the agency hotel model saw rapid adoption in Europe. Expedia Group facilitates both merchant (Expedia Collect) and agency (Hotel Collect) hotel offerings with our hotel supply partners through both agency-only contracts as well as our hybrid ETP program, which offers travelers the choice of whether to pay Expedia Group at the time of booking or pay the hotel at the time of stay.

For more detail, see Part I, Item 1A, Risk Factors - "We rely on the value of our brands, and the costs of maintaining and enhancing our brand awareness are increasing" and "Our international operations involve additional risks and our exposure to these risks will increase as our business expands globally."

Lodging

Lodging includes both hotel and alternative accommodations. As a percentage of our total worldwide revenue in 2024, lodging accounted for 80%. Room nights booked grew 9% in 2024, as compared to a growth of 12% in 2023 and 26% in 2022. ADRs for rooms booked for Expedia Group increased 3% in 2022, decreased 2% in 2023 and decreased 1% in 2024. While trends are normalizing, our lodging business has seen a significant increase in ADRs compared to pre-pandemic levels, which were driven by broader industry trends, a mix shift to Vrbo and high ADR geographies.

As of December 31, 2024, our global lodging marketplace has over 3.5 million total lodging properties available. Our Vrbo brand has over 2.5 million online bookable alternative accommodations listings. Our other brands have over 1 million hotels and alternative accommodations.

Hotel. We generate the majority of our revenue through the facilitation of hotel reservations (stand-alone and package bookings). Our relationships and overall economics with hotel supply partners have been broadly stable in recent years. As we continue to expand the breadth and depth of our global hotel offering, in some cases we have reduced our economics in various geographies based on local market conditions. These impacts are due to specific initiatives intended to drive greater global size and scale through faster overall room night growth. Additionally, increased promotional activities such as growing loyalty programs, discounting, and couponing have contributed to declines in revenue per room night and profitability in certain cases.

Further, while the global lodging industry remains very fragmented, there has been consolidation in the hotel space among chains as well as ownership groups. In the meantime, certain hotel chains have been focusing on driving direct bookings on their own websites and mobile applications by advertising lower rates than those available on third-party websites as well as incentives such as loyalty programs, increased or exclusive product availability and complimentary benefits.

Alternative Accommodations. Over the past decade, we expanded into the alternative accommodations market. Vrbo is a leader, specializing in unique whole home inventory, primarily in North American leisure markets, and represents an attractive growth opportunity for Expedia Group.

Vrbo has transitioned from a listings-based classified advertising model to an online transactional model that optimizes for both travelers and homeowner and property manager partners, with a goal of increasing monetization and driving growth through investments in marketing as well as in product and technology. Vrbo primarily offers a pay-per-booking service model and generates revenue from a traveler service fee for bookings, as well as insurance products.

Since our hotel and alternative accommodation supplier agreements are generally negotiated on a percentage basis, any increase or decrease in ADRs has an impact on the revenue we earn per room night. In the future, we could see macroeconomic factors influence ADR trends, including rising living costs due to inflation and higher interest rates. Other factors that could lead to moderating ADRs include growth in hotel supply and the increase in alternative accommodation inventory.

Air

In early 2024, U.S. domestic air capacity exceeded demand, putting pressure on domestic airfares, but this rationalized by September with domestic fares inflecting back to growth. For the full year 2024, U.S. domestic airfares were up approximately 1% year-over-year and up approximately 11% compared to 2019 levels, according to Airlines Report Corporation ("ARC") data. Our air bookings grew in 2024 compared to 2023 but continued to lag the growth in our lodging business.

In the future, we could encounter pressure on air remuneration as air carriers combine, more air carriers shift to our "direct connect" technology, certain supply agreements renew, and as we continue to add airlines to ensure local coverage in new markets.

Booked air tickets increased 6% in 2024, 4% in 2023 and 8% in 2022. As a percentage of our total worldwide revenue in 2024, air accounted for 3%.

Advertising & Media

Our advertising and media business is principally driven by revenue generated by trivago, a leading hotel metasearch website, and Expedia Group Media Solutions, which is responsible for generating advertising revenue on our global online travel brands. In 2024, we generated $954 million of advertising and media revenue, a 16% increase from 2023, representing 7% of our total worldwide revenue.

In 2024, we generated $639 million of advertising revenue from Expedia Group Media Solutions, a 32% increase from 2023.

In 2024, we generated $315 million of third-party revenue from trivago, a 7% decrease from 2023. Since the onset of COVID-19, online travel agencies, including ourselves, have reduced marketing spend on trivago. In 2023, the company adapted its marketing strategy and launched a new logo and visual identity, part of a push to rejuvenate its brand, demonstrate the relevance of its offerings and drive long-term growth.

Seasonality

We generally experience seasonal fluctuations in the demand for our travel services. For example, traditional leisure travel bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The number of bookings typically decreases in the fourth quarter. Since revenue for most of our travel services, including merchant and agency hotel, is recognized as the travel takes place rather than when it is booked, revenue typically lags bookings by several weeks for our hotel business and can be several months or more for our alternative accommodations business. Historically, Vrbo has seen seasonally stronger bookings in the first quarter of the year, with the relevant stays occurring during the peak summer travel months. The seasonal revenue impact is exacerbated with respect to income by the nature of our variable cost of revenue and direct sales and marketing costs, which we typically realize in closer alignment to booking volumes, and the more stable nature of our fixed costs. As a result on a consolidated basis, revenue and income are typically the lowest in the first quarter and highest in the third quarter.

The growth in our B2B segment, international operations, advertising business or a change in our product mix, among others, may also influence the typical trend of seasonality in the future.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those that we believe are important in the preparation of our consolidated financial statements because they require that we use judgment and estimates in applying those policies. We prepare our consolidated financial statements and accompanying notes in accordance with generally accepted accounting principles in the United States ("GAAP"). Preparation of the consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements as well as revenue and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.

There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

- It requires us to make an assumption because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

- Changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

For more information on each of these policies, see NOTE 2 — Significant Accounting Policies, in the notes to consolidated financial statements. We discuss information about the nature and rationale for our critical accounting estimates below.

Accounting for Certain Merchant Revenue

We accrue the cost of certain merchant revenue based on the amount we expect to be billed by suppliers. In certain instances when a supplier invoices us for less than the cost we accrued, we generally reduce our merchant accounts payable and the supplier costs within net revenue six months in arrears, net of an allowance, when we determine it is not probable that we will be required to pay the supplier, based on historical experience. Actual revenue could be greater or less than the amounts estimated due to changes in hotel billing practices or changes in traveler behavior.

Deferred Loyalty Rewards

We currently offer certain internally administered traveler loyalty programs to our travelers. In July 2023, we began to unify and expand our existing loyalty programs into one global rewards platform called One Key spanning all our main brands. One Key allows members to earn OneKeyCash, the currency of the One Key program, on eligible hotels, alternative accommodations, activities, packages car rentals, flights and cruises made on the U.S. and U.K. points of sale on Expedia, Hotels.com and Vrbo. Hotels.com Rewards continues to be offered outside of the United States and United

Kingdom and offers travelers one free night at any Hotels.com partner property after that traveler stays 10 nights, subject to certain restrictions. Expedia Rewards also continues to be offered outside of the United States and United Kingdom and enables participating travelers to earn points on all hotel, flight, package and activities made on various international Brand Expedia websites. As travelers accumulate awards towards free travel products, we defer the relative standalone selling price of earned awards, net of expected breakage, as deferred loyalty rewards within deferred merchant bookings on the consolidated balance sheet. In order to estimate the standalone selling price of the underlying services on which awards can be redeemed for all loyalty programs, we use an adjusted market assessment approach and consider the redemption values expected from the traveler. We then estimate the number of rewards that will not be redeemed based on historical activity in our members' accounts as well as statistical modeling techniques. Revenue is recognized when we have satisfied our performance obligation relating to the awards, that is when the travel service purchased with the loyalty award is satisfied. Both the actual standalone selling price of the underlying services and ultimate redemption rates could differ materially from our estimates due to a number of factors, including fluctuations in reward value, product utilization and divergence from historical member behavior.

Recoverability of Goodwill and Indefinite and Definite-Lived Intangible Assets

Goodwill. We assess goodwill for impairment annually as of October 1, or more frequently, if events and circumstances indicate impairment may have occurred. During the third quarter of 2023, as a result of trivago's recent strategic shift which included intensifying its brand marketing investments with an anticipated decrease in profitability, we concluded that sufficient indicators existed to require us to perform an interim impairment assessment. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value and, if applicable, record an impairment charge based on the excess of the reporting unit's carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.

We generally base our measurement of fair value of reporting units on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting units based on the present value of the cash flows that we expect the reporting units to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; long-term rate of growth and profitability of our business; and working capital effects. The market valuation approach indicates the fair value of the business based on a comparison of the Company to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting units.

We believe the weighted use of discounted cash flows and market approach is generally the best method for determining the fair value of our reporting units because these are the most common valuation methodologies used within the travel and internet industries; and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.

In addition to measuring the fair value of our reporting units as described above, we consider the combined carrying and fair values of our reporting units in relation to the Company's total fair value of equity plus debt as of the assessment date. Our equity value assumes our fully diluted market capitalization, using either the stock price on the valuation date or the average stock price over a range of dates around the valuation date, plus an estimated acquisition premium which is based on observable transactions of comparable companies. The debt value is based on the highest value expected to be paid to repurchase the debt, which can be fair value, principal or principal plus a premium depending on the terms of each debt instrument.

Indefinite-Lived Intangible Assets. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital.

In addition to the trivago goodwill impairment charge mentioned above, as a result of the assessment during the third quarter of 2023 as well as additional assessment during the third quarter of 2024, we recognized a $15 million and $33 million impairment charges related to trivago's indefinite-lived trade name. During the fourth quarters of 2023 and 2024, we also recognized intangible impairment charges of $114 million for both periods related to indefinite-lived trade names within our B2C segment.

Definite-Lived Intangible Assets. We review the carrying value of long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies, which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.

The use of different estimates or assumptions in determining the fair value of our goodwill, indefinite-lived and definite-lived intangible assets may result in different values for these assets, which could result in an impairment or, in the period in which an impairment is recognized, could result in a materially different impairment charge.

For additional information on our goodwill and intangible asset impairments recorded in 2024, 2023 and 2022, see NOTE 3 — Fair Value Measurements in the notes to the consolidated financial statements.

Income Taxes

We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities for each temporary difference are recorded based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense.

We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including recent earnings by jurisdiction, expectations of future taxable income, the tax attribute carryforward periods, as well as other relevant factors. We may record a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we must make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates. All deferred income taxes are classified as long-term on our consolidated balance sheets.

We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded.

Other Long-Term Liabilities

Various Legal and Tax Contingencies. We record liabilities to address potential exposures related to business and tax positions we have taken that have been or could be challenged by taxing authorities. In addition, we record liabilities associated with legal proceedings and lawsuits. These liabilities are recorded when the likelihood of payment is probable and the amounts can be reasonably estimated. The determination for required liabilities is based upon analysis of each individual tax issue, or legal proceeding, taking into consideration the likelihood of adverse judgments and the range of possible loss. In addition, our analysis may be based on discussions with outside legal counsel. The ultimate resolution of these potential tax exposures and legal proceedings may be greater or less than the liabilities recorded.

Occupancy and Other Taxes. Some states and localities impose taxes (e.g. transient occupancy, accommodation tax, sales tax and/or business privilege tax) on the use or occupancy of hotel accommodations or other traveler services. Generally, hotels collect taxes based on the rate paid to the hotel and remit these taxes to the various tax authorities. When a customer books a room through one of our travel services, we collect a tax recovery charge from the customer which we pay to the hotel. We calculate the tax recovery charge by applying the applicable tax rate supplied to us by the hotels to the amount that the hotel has agreed to receive for the rental of the room by the consumer. In most jurisdictions, we do not collect or remit taxes, nor do we pay taxes to the hotel operator, on the portion of the customer payment we retain. Some jurisdictions have questioned our practice in this regard. While the applicable tax provisions vary among the jurisdictions, we generally believe that we are not required to pay such taxes. A limited number of taxing jurisdictions have made similar claims against certain of our companies for tax amounts due on the rental amounts charged by owners of alternative accommodations properties or for taxes on our services. We are an intermediary between a traveler and a party renting an alternative accommodations property and we believe are similarly not liable for such taxes. We are engaged in discussions with tax authorities in various jurisdictions to resolve these issues. Some tax authorities have brought lawsuits or have levied assessments asserting that we are required to collect and remit tax. The ultimate resolution in all jurisdictions cannot be determined at this time. Certain jurisdictions may require us to pay tax assessments, including occupancy and other transactional tax assessments, prior to contesting any such assessments.

We have established a reserve for the potential settlement of issues related to hotel occupancy and other tax litigation for prior and current periods, consistent with applicable accounting principles and in light of all current facts and circumstances. A variety of factors could affect the amount of the liability (both past and future), which factors include, but are not limited to, the number of, and amount of revenue represented by, jurisdictions that ultimately assert a claim and prevail in assessing such additional tax or negotiate a settlement and changes in relevant statutes.

We are subject to income taxes in the United States and foreign jurisdictions and, due to the complex nature of tax legislation and frequent changes with such associated legislation, it is not feasible to analyze the statutes, regulations and judicial and administrative rulings in every jurisdiction. Rather, we have obtained the advice of international, state and local tax experts with respect to tax laws of certain countries, states and local jurisdictions that represent a large portion of our lodging revenue. Many of the statutes and regulations that impose these taxes were established before the emergence of the internet and ecommerce. Certain jurisdictions have enacted, and others may enact, legislation regarding the imposition of taxes on businesses that facilitate the booking of hotel or alternative accommodations. We continue to work with the relevant tax authorities and legislators to clarify our obligations under new and emerging laws and regulations. We will continue to monitor the issue closely and provide additional disclosure, as well as adjust the level of reserves, as developments warrant. Additionally, certain of our businesses are involved in tax related litigation, which is discussed in Part I, Item 3, Legal Proceedings.

New Accounting Pronouncements

For a discussion of new accounting pronouncements, see NOTE 2 — Significant Accounting Policies in the notes to consolidated financial statements.

Occupancy and Other Taxes

We are currently involved in two lawsuits brought by or against states, cities and counties over issues involving the payment of hotel occupancy and other taxes. We continue to defend these lawsuits vigorously. With respect to the principal claims in these matters, we believe that the statutes and/or ordinances at issue do not apply to us or the services we provide, namely the facilitation of travel planning and reservations, and, therefore, that we do not owe the taxes that are claimed to be owed. We believe that the statutes and ordinances at issue generally impose occupancy and other taxes on entities that own, operate or control hotels (or similar businesses) or furnish or provide hotel rooms or similar accommodations.

For additional information and other recent developments on these and other legal proceedings, see Part I, Item 3, Legal Proceedings.

We have established a reserve for the potential settlement of issues related to hotel occupancy and other tax litigation, consistent with applicable accounting principles and in light of all current facts and circumstances, in the amount of $3 million as of December 31, 2024 and $46 million as of December 31, 2023.

Certain jurisdictions in the United States have enacted legislation seeking to tax online travel company services as part of sales or other taxes for hotel and/or other accommodations and/or car rental. In addition, in certain jurisdictions, we have entered into voluntary collection agreements pursuant to which we have agreed to voluntarily collect and remit taxes to state and/or local taxing jurisdictions.

Pay-to-Play

Certain jurisdictions may assert that we are required to pay any assessed taxes prior to being allowed to contest or litigate the applicability of the ordinances. This prepayment of contested taxes is referred to as "pay-to-play." Payment of these amounts is not an admission that we believe we are subject to such taxes and, even when such payments are made, we continue to defend our position vigorously. If we prevail in the litigation, for which a pay-to-play payment was made, the jurisdiction collecting the payment will be required to repay such amounts and also may be required to pay interest. However, any significant pay-to-play payment or litigation loss could negatively impact our liquidity.

Other Jurisdictions. We are also in various stages of inquiry or audit with various tax authorities, some of which may impose a pay-to-play requirement to challenge an adverse inquiry or audit result in court.

Segments

We have the following reportable segments: B2C, B2B, and trivago. Our B2C segment provides a full range of travel and advertising services to our worldwide customers through a variety of consumer brands including: Expedia.com, Hotels.com, Vrbo, Orbitz, Travelocity, Wotif Group, ebookers, CheapTickets, Hotwire.com and CarRentals.com. Our B2B segment fuels a wide range of travel and non-travel companies including airlines, offline travel agents, online retailers, corporate travel management and financial institutions, who leverage our leading travel technology and tap into our diverse supply to augment their offerings and market Expedia Group rates and availabilities to their travelers. Our trivago segment generates advertising revenue primarily from sending referrals to online travel companies and travel service providers from its hotel metasearch websites.

Operating Metrics

Our operating results are affected by certain metrics, such as gross bookings and revenue margin, which we believe are necessary for understanding and evaluating us. Gross bookings generally represent the total retail value of transactions booked for agency and merchant transactions, recorded at the time of booking reflecting the total price due for travel by travelers, including taxes, fees and other charges, and are reduced for cancellations and refunds. Revenue margin is defined as revenue as a percentage of gross bookings.

Gross Bookings and Revenue Margin

	Year ended December 31,			% Change	
	2024	**2023**	**2022**	**2024 vs 2023**	**2023 vs 2022**
	($ in millions)				
Gross Bookings					
Gross bookings	$ 110,921	$ 104,079	$ 95,049	7 %	10 %
Revenue margin [(1)]	12.3 %	12.3 %	12.3 %		

_____

(1)   trivago, which is comprised of a hotel metasearch business that differs from our transaction-based websites, does not have associated gross bookings or revenue margin. However, third-party revenue from trivago is included in revenue used to calculate total revenue margin.

Gross bookings increased 7% in 2024 compared to 2023, primarily driven by lodging gross bookings due to continued strength in our hotel business. Booked room nights for our lodging business increased 9% in 2024 compared to 2023.

Revenue margin remained relatively consistent in 2024 compared to 2023.

Results of Operations

Revenue

	Year ended December 31,			% Change	
	2024	**2023**	**2022**	**2024 vs 2023**	**2023 vs 2022**
	($ in millions)				
Revenue by Segment					
B2C	$ 9,274	$ 9,113	$ 8,741	2 %	4 %
B2B	4,102	3,388	2,546	21 %	33 %
trivago (Third-party revenue)	315	338	380	(7)%	(11)%
Total revenue	$ 13,691	$ 12,839	$ 11,667	7 %	10 %

Revenue increased 7% in 2024 compared to 2023, on strong growth in our B2B segment resulting from increased lodging revenue.

		Year Ended December 31,				% Change	
		2024		2023		2022	2024 vs 2023	2023 vs 2022
		($ in millions)					
Revenue by Service Type							
Lodging	$	10,950	$	10,264	$	8,905	7 %	15 %
Air		428		410		362	4 %	13 %
Advertising and media[1]		954		821		777	16 %	6 %
Other		1,359		1,344		1,623	1 %	(17)%
Total revenue	$	13,691	$	12,839	$	11,667	7 %	10 %

_____

(1)   Includes third-party revenue from trivago as well as our transaction-based websites.

Lodging revenue increased 7% in 2024 primarily driven by an increase in room nights stayed mostly in our hotel business. Air revenue increased 4% in 2024 primarily due to an increase in air tickets sold. Advertising and media revenue increased 16% in 2024 due to an increase at Expedia Group Media Solutions, partially offset by a decline in trivago revenue. All other revenue, which includes car rental, insurance, cruise and activities, remained relatively consistent in 2024 as compared to 2023.

In addition to the above segment and product revenue discussion, our revenue by business model is as follows:

		Year ended December 31,				% Change	
		2024		2023		2022	2024 vs 2023	2023 vs 2022
		($ in millions)					
Revenue by Business Model							
Merchant	$	9,439	$	8,818	$	7,762	7 %	14 %
Agency		3,169		3,075		2,994	3 %	3 %
Advertising, media and other		1,083		946		911	14 %	4 %
Total revenue	$	13,691	$	12,839	$	11,667	7 %	10 %

The increase in merchant revenue in 2024 was primarily due to an increase in merchant hotel revenue. The increase in agency revenue in 2024 was primarily due to an increase in agency hotel and air revenue. Advertising, media and other increased 14% in 2024 compared to 2023 primarily due to an increase in Expedia Media Solutions advertising revenue.

Cost of Revenue

		Year ended December 31,				% Change	
		2024		2023		2022	2024 vs 2023	2023 vs 2022
		($ in millions)					
Direct costs	$	1,143	$	1,233	$	1,353	(7)%	(9)%
Personnel and overhead		300		340		304	(12)%	12 %
Total cost of revenue	$	1,443	$	1,573	$	1,657	(8)%	(5)%
% of revenue		10.5 %		12.3 %		14.2 %		

Cost of revenue primarily consists of direct costs to support our customer operations, including our customer support and telesales as well as fees to air ticket fulfillment vendors; credit card processing, including merchant fees, fraud and chargebacks; and other costs, primarily including data center and cloud costs to support our websites, supplier operations, destination supply, certain transactional level taxes as well as related personnel and overhead costs, including stock-based compensation.

Cost of revenue decreased $130 million during 2024 compared to 2023, primarily due to lower costs from ongoing initiatives to drive transactional efficiencies.

Selling and Marketing - Direct and Indirect

	Year ended December 31,			% Change	
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	($ in millions)				
Selling and marketing - direct	$ 6,846	$ 6,107	$ 5,428	12 %	13 %
% of revenue	50.0 %	47.6 %	46.5 %		
Selling and marketing - indirect	781	756	672	3 %	12 %
% of revenue	5.7 %	5.9 %	5.8 %		

Selling and marketing - direct costs primarily include traffic generation costs from search engines and internet portals, television and print spending, private label and affiliate program commissions, public relations and other costs. Selling and marketing - indirect costs include personnel and related overhead in our various brands and global supply organization as well as stock-based compensation costs.

Selling and marketing - direct increased $739 million during 2024 compared to 2023 primarily driven by an increase in B2B partner commissions to support strong growth and a ramp in marketing spend at Vrbo and international markets to drive improving growth and global market expansion. Selling and marketing - indirect costs increased during 2024 compared to 2023, primarily driven by an increase in average salaries and headcount.

Technology and Content

	Year ended December 31,			% Change	
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	($ in millions)				
Personnel and overhead	$ 949	$ 999	$ 874	(5)%	14 %
Other	365	359	307	2 %	17 %
Total technology and content	$ 1,314	$ 1,358	$ 1,181	(3)%	15 %
% of revenue	9.6 %	10.6 %	10.1 %		

Technology and content expense includes product development and content expense, as well as information technology costs to support our infrastructure, back-office applications and overall monitoring and security of our networks, and is principally comprised of personnel and overhead, including stock-based compensation, as well as other costs including cloud expense and licensing and maintenance expense.

Technology and content expense decreased $44 million for 2024 compared to 2023 primarily due to lower personnel costs in connection with previously announced cost saving initiatives, partially offset by higher stock-based compensation.

General and Administrative

	Year ended December 31,			% Change	
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	($ in millions)				
Personnel and overhead	$ 638	$ 618	$ 591	3 %	5 %
Professional fees and other	167	153	157	9 %	(2)%
Total general and administrative	$ 805	$ 771	$ 748	4 %	3 %
% of revenue	5.9 %	6.0 %	6.4 %		

General and administrative expense consists primarily of personnel-related costs, including our executive leadership, finance, legal and human resource functions and related stock-based compensation, as well as fees for external professional services.

General and administrative expense increased $34 million in 2024 compared to 2023 due to higher stock-based compensation of 21 million, including the acceleration of stock-compensation expense related to the current year departure of our Vice Chairman, as well as an increase in professional fees.

Depreciation and Amortization

	Year ended December 31,			% Change	
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	($ in millions)				
Depreciation	$ 781	$ 748	$ 704	4 %	6 %
Amortization of intangible assets	57	59	88	(4)%	(33)%
Total depreciation and amortization	$ 838	$ 807	$ 792	4 %	2 %

Depreciation increased $33 million in 2024 compared to 2023, primarily as a result of increased depreciation related to capitalized website development costs. Amortization of intangible assets remained consistent in 2024 compared to 2023.

Impairment of Goodwill and Intangible Assets

During 2024, we recognized intangible impairment charges of 147.0000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000 million related to indefinite-lived trade names within our B2C and trivago segments. During 2023, we recognized a goodwill impairment charge of $297 million related to our trivago segment, as well as intangible impairment charges of $129 million related to indefinite-lived trade names within our B2C and trivago segments. During 2022, we recognized intangible impairment charges of $81 million related to an indefinite-lived trade name within our trivago segment. See NOTE 3 — Fair Value Measurements in the notes to the consolidated financial statements for further information.

Legal Reserves, Occupancy Tax and Other

	Year ended December 31,			% Change	
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	($ in millions)				
Legal reserves, occupancy tax and other	$ 118	$ 8	$ 23	N/A	(67)%

Legal reserves, occupancy tax and other primarily consists of increases in our reserves for court decisions and the potential and final settlement of issues related to hotel occupancy and other taxes, expenses recognized related to monies paid in advance of occupancy and other tax proceedings ("pay-to-play") as well as certain other items and legal reserves.

Legal reserves, occupancy tax and other for the year ended December 31, 2024 primarily included a $107 million charge related to an Italian VAT settlement reserve, a $30 million charge related to digital service taxes for fiscal years 2022 and 2023 retroactively enacted by Canada in June 2024, and our donation of $20 million as part of a public-private partnership project to revitalize public parks along the Elliot Bay waterfront in Seattle. These charges were partially offset by net reductions to our reserve of $43 million related to hotel occupancy and other taxes due to the favorable resolution of two tax related cases. Legal reserves, occupancy tax and other for the year ended December 31, 2023 primarily included changes to our reserve related to other taxes. Legal reserves, occupancy tax and other for the year ended December 31, 2022 primarily included charges related to certain other legal reserves for trivago.

Restructuring and Related Reorganization Charges

In February 2024, we committed to restructuring actions to recalibrate resources as most of the Company's organizational and technological transformation is now completed, which have resulted in headcount reductions. As a result, we recognized $80 million in restructuring and related reorganization charges during 2024, which were predominately related to employee severance, stock-based compensation and benefits costs. Based on current plans which are subject to change, we expect reorganization charges could continue under our previously announced $80 million to $100 million plan into 2025. These costs could be higher or lower should we make additional decisions in future periods that impact our reorganization efforts.

Operating Income

	Year ended December 31,			% Change	
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	($ in millions)				
Operating income	$ 1,319	$ 1,033	$ 1,085	28 %	(5)%
% of revenue	9.6 %	8.0 %	9.3 %		

In 2024, the increase in operating income was primarily due to growth in revenue in excess of operating costs and lower impairment charges in the current periods, partially offset by the higher legal reserves, occupancy tax and other charges as well as the restructuring charges discussed above.

Adjusted EBITDA by Segment

	Year ended December 31,			% Change	
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	($ in millions)				
B2C	$ 2,434	$ 2,325	$ 2,124	5 %	10 %
B2B	1,028	798	599	29 %	33 %
trivago	11	56	113	(80)%	(50)%
Unallocated overhead costs (Corporate)	(539)	(499)	(487)	8 %	3 %
Total Adjusted EBITDA[1]	$ 2,934	$ 2,680	$ 2,349	9 %	14 %

(1)   Adjusted EBITDA is a non-GAAP measure. See "Definition and Reconciliation of Adjusted EBITDA" below for more   information.

Adjusted EBITDA is our primary segment operating metric. See NOTE 17 — Segment Information in the notes to the consolidated financial statements for additional information on intersegment transactions, unallocated overhead costs and for a reconciliation of Adjusted EBITDA by segment to net income attributable to Expedia Group, Inc. for the periods presented above.

Our B2C segment Adjusted EBITDA increased in 2024 compared to 2023 as a result of revenue growth as well as cost efficiencies in cost of revenue and lower technology expenses, partially offset by an increase in direct marketing spend as we reinvested back into Vrbo and our international markets to drive improving growth and market expansion. Our B2B segment experienced an improvement in Adjusted EBITDA in 2024 compared to 2023 primarily as a result of strong revenue growth. Our trivago segment Adjusted EBITDA decreased in 2024 compared to 2023 as a result of revenue declines resulting from headwinds in its performance marketing channels and an increase in marketing costs.

Interest Income and Expense

	Year ended December 31,			% Change	
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	($ in millions)				
Interest income	235	$ 207	$ 60	14 %	244 %
Interest expense	(246)	(245)	(277)	— %	(12)%
Gain on debt extinguishment, net	—	—	49	N/A	N/A

Interest income increased in 2024 compared to 2023 as a result of higher rates of return. Interest expense remained consistent in 2024 compared to 2023.

Other, Net

Other, net is comprised of the following:

	Year ended December 31,		
	2024	**2023**	**2022**
		(In millions)	
Foreign exchange rate losses, net	$ (66)	$ (85)	$ (40)
Gains (losses) on minority equity investments, net	289	16	(345)
TripAdvisor tax indemnification adjustment	6	67	—
Gain on sale of businesses and investments, net	5	25	6
Total other, net	$ 234	$ 23	$ (379)

For further information on our gains (losses) on minority equity investments, net, see NOTE 3 — Fair Value Measurements in the notes to the consolidated financial statements.

In 2023, we recognized a $67 million gain, which together with amounts recorded in a prior period, represented the estimate of an indemnification reimbursement due to Expedia Group from TripAdvisor. In 2024, we recognized a $6 million gain related to the same matter. See "Provision for Income Taxes" below for a discussion of a corresponding charges to income tax expense as well as NOTE 10 — Income Taxes in the notes to the consolidated financial statements for further information.

Provision for Income Taxes

	Year ended December 31,			% Change	
	2024	**2023**	**2022**	**2024 vs 2023**	**2023 vs 2022**
		($ in millions)			
Provision for income taxes	$ 318	$ 330	$ 195	(4)%	69 %
Effective tax rate	20.6 %	32.4 %	36.2 %		

Our effective tax rate for 2024 was broadly in line with the 21% U.S. federal statutory income tax rate. Our effective tax rate for 2023 was higher than the 21% U.S. federal statutory income tax rate due to the non-deductible goodwill impairment and TripAdvisor audit assessment, partially offset by research and experimentation credits. For additional information, see NOTE 10 — Income Taxes in the notes to the consolidated financial statements.

We are subject to taxation in the United States and foreign jurisdictions. Our income tax filings are regularly examined by federal, state, and foreign tax authorities. For tax years 2011 to 2013 and 2014 and 2016, the Internal Revenue Service ("IRS") issued final adjustments related to transfer pricing with our foreign subsidiaries. The 2011 to 2013 adjustments would result in federal income tax of approximately $244 million, subject to interest. The 2014 to 2016 adjustments would result in federal income tax of approximately $431 million, subject to interest. We do not agree with these adjustments and will continue to vigorously defend our position through administrative procedures. We are also under examination by the IRS for tax years 2017 to 2020.

In December 2021, the OECD released model rules introducing a 15% global minimum tax rate for large multinational corporations ("Pillar Two"). Certain countries in which we operate have enacted legislation consistent with the OECD model rules effective beginning in 2024. We considered the applicable tax laws in relevant jurisdictions and concluded there is no material effect on our tax provision for the year ended December 31, 2024. The Company will continue to evaluate the potential effect of Pillar Two on future reporting periods.

For more detail on our tax risk factors, see Part I, Item 1A, Risk Factors - "A failure to comply with current laws, rules, and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth," "Application of existing tax laws, rules, or regulations are subject to interpretation by taxing authorities," and "We could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities."

Definition and Reconciliation of Adjusted EBITDA

We report Adjusted EBITDA as a supplemental measure to U.S. generally accepted accounting principles ("GAAP"). Adjusted EBITDA is among the primary metrics by which management evaluates the performance of the business and on which internal budgets are based. Management believes that investors should have access to the same set of tools that management uses to analyze our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP. Adjusted EBITDA has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. Adjusted EBITDA also excludes certain items related to transactional tax matters, which may ultimately be settled in cash, and we urge investors to review the detailed disclosure regarding these matters included above, in the Legal Proceedings section, as well as the notes to the financial statements. The non-GAAP financial measure used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

Adjusted EBITDA is defined as net income (loss) attributable to Expedia Group, Inc. adjusted for (1) net income (loss) attributable to non-controlling interests; (2) provision for income taxes; (3) total other expenses, net; (4) stock-based compensation expense, including compensation expense related to certain subsidiary equity plans; (5) acquisition-related impacts, including (i) amortization of intangible assets and goodwill and intangible asset impairment, (ii) gains (losses) recognized on changes in the value of contingent consideration arrangements, if any, and (iii) upfront consideration paid to settle employee compensation plans of the acquiree, if any; (6) certain other items, including restructuring; (7) items included in legal reserves, occupancy tax and other; (8) that portion of gains (losses) on revenue hedging activities that are included in other, net that relate to revenue recognized in the period; and (9) depreciation.

The above items are excluded from our Adjusted EBITDA measure because these items are noncash in nature, or because the amount and timing of these items is unpredictable, not driven by core operating results and renders comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA is a useful measure for analysts and investors to evaluate our future on-going performance as this measure allows a more meaningful comparison of our performance and projected cash earnings with our historical results from prior periods and to the results of our competitors. Moreover, our management uses this measure internally to evaluate the performance of our business as a whole and our individual business segments. In addition, we believe that by excluding certain items, such as stock-based compensation and acquisition-related impacts, Adjusted EBITDA corresponds more closely to the cash operating income generated from our business and allows investors to gain an understanding of the factors and trends affecting the ongoing cash earnings capabilities of our business, from which capital investments are made and debt is serviced.

The reconciliation of net income attributable to Expedia Group, Inc. to Adjusted EBITDA is as follows:

	Year ended December 31,		
	2024	2023	2022
	(In millions)		
Net income attributable to Expedia Group, Inc.	$ 1,234	$ 797	$ 352
Net income (loss) attributable to non-controlling interests	(10)	(109)	(9)
Provision for income taxes	318	330	195
Total other (income) expense, net	(223)	15	547
Operating income	1,319	1,033	1,085
Gain (loss) on revenue hedges related to revenue recognized	(18)	(7)	(6)
Restructuring and related reorganization charges, excluding stock-based compensation	72	—	—
Legal reserves, occupancy tax and other	118	8	23
Stock-based compensation	458	413	374
Depreciation and amortization	838	807	792
Impairment of goodwill	—	297	—
Impairment of intangible assets	147	129	81
Adjusted EBITDA	$ 2,934	$ 2,680	$ 2,349

Financial Position, Liquidity and Capital Resources

Our principal sources of liquidity are typically cash flows generated from operations, cash available under our credit facility as well as our cash and cash equivalents and short-term investment balances, which were $4.5 billion and $4.3 billion at December 31, 2024 and 2023. Our revolving credit facility with aggregate commitments of $2.5 billion was essentially untapped at December 31, 2024.

As of December 31, 2024, the total cash and cash equivalents and short-term investments held outside the United States was $625 million ($472 million in wholly-owned foreign subsidiaries and $153 million in majority-owned subsidiaries). Most of our foreign undistributed earnings have already been subject to U.S. federal income tax. We do not assert indefinite reinvestment on the undistributed earnings of our foreign subsidiaries.

Our credit ratings are periodically reviewed by rating agencies. As of December 31, 2024, Moody's rating was Baa2 with an outlook of "stable," S&P's rating was BBB with an outlook of "stable" and Fitch's rating was BBB- with an outlook of "positive." In January 2025, Fitch upgraded our credit rating from BBB- to BBB with a "stable" outlook." Changes in our operating results, cash flows, financial position, capital structure, financial policy or capital allocations to share repurchase, dividends, investments and acquisitions could impact the ratings assigned by the various rating agencies. Should our credit ratings be adjusted downward, we may incur higher costs to borrow and/or limited access to capital markets and interest rates on our 6.25% senior notes, 4.625% senior notes as well as our 2.95% senior notes will increase, which could have a material impact on our financial condition and results of operations.

As of December 31, 2024, we were in compliance with the covenants and conditions in our revolving credit facility and outstanding debt as detailed in NOTE 7 — Debt in the notes to the consolidated financial statements.

Under the merchant model, we receive cash from travelers at the time of booking and we record these amounts on our consolidated balance sheets as deferred merchant bookings. We pay our airline suppliers related to these merchant model bookings generally within a few weeks after completing the transaction. For most other merchant bookings, which is primarily our merchant lodging business, we generally pay after the travelers' use and, in some cases, subsequent billing from the hotel suppliers. Therefore, generally we receive cash from the traveler prior to paying our supplier, and this operating cycle represents a working capital source of cash to us. Typically, the seasonal fluctuations in our merchant hotel bookings have affected the timing of our annual cash flows. Generally, during the first half of the year, hotel bookings have traditionally exceeded stays, resulting in much higher cash flow related to working capital. During the second half of the year, this pattern typically reverses and cash flows are typically negative.

Our cash flows are as follows:

	Year ended December 31,			$ Change	
	2024	2023	2022	2024 vs 2023	2023 vs 2022
	(In millions)				
Cash provided by (used in):					
Operating activities	$ 3,085	$ 2,690	$ 3,440	$ 395	$ (750)
Investing activities	(1,262)	(800)	(580)	(462)	(220)
Financing activities	(1,745)	(2,096)	(2,624)	351	528
Effect of foreign exchange rate changes on cash and cash equivalents	(165)	16	(190)	(181)	206

In 2024, net cash provided by operating activities increased by $395 million primarily due to higher operating income after adjusting for impacts from depreciation, amortization and intangible asset impairments as well as increased benefits from working capital changes, including growth in deferred merchant bookings. These benefits were partially offset by Italian VAT settlement payments and restructure payments in the current year.

In 2024, we had net cash used in investing activities of $1.3 billion compared to $800 million in the prior year. The change was primarily due to net purchases of investments in 2024 compared to net sales and maturities of investments in the prior year, partially offset by lower current year capital expenditures.

Cash used in financing activities in 2024 primarily included $1.8 billion of cash paid to acquire shares, including the repurchased shares under repurchase programs and for treasury stock activity related to the vesting of equity instruments, partially offset by $116 million of proceeds from the exercise of options and employee stock purchase plans. Cash used in financing activities in 2023 primarily included payments of $2.1 billion of cash paid to acquire shares, including the repurchased shares under repurchase programs discussed below and for treasury stock activity related to the vesting of equity instruments, partially offset by $101 million of proceeds from the exercise of options and employee stock purchase plans.

In 2018 and 2019, the Board of Directors and the Executive Committee of the Board, pursuant to a delegation of authority from the Board, authorized a program to repurchase up to 15 million shares and 20 million shares of our common stock (the "2018 Share Repurchase Program" and the "2019 Share Repurchase Program"). In October 2023, the Executive Committee of the Board of Directors, pursuant to a delegation of authority from the Board, authorized an additional program to repurchase up to $5 billion of our common stock ("2023 Share Repurchase Program"). The 2018 and 2019 Share Repurchase Programs have been completed. Our 2023 Share Repurchase Program does not have fixed expiration dates and does not obligate the Company to acquire any specific number of shares. Under the program, shares may be repurchased in the open market or in privately negotiated transactions. The timing, manner, price and amount of any repurchases will be subject to the discretion of the Company and depend on a variety of factors, including the market price of Expedia Group's common stock, general market and economic conditions, regulatory requirements and other business considerations. Shares repurchased under the authorized programs were as follows:

	Year ended December 31,		
	2024	2023	2022
Number of shares repurchased	12.1 million	19.1 million	5.2 million
Average price per share	$ 133.85	$ 106.07	$ 96.09
Total cost of repurchases (in millions)[1]	$ 1,616	$ 2,031	$ 500

_____

(1)   Amount excludes transaction costs and excise tax due under the Inflation Reduction Act of 2022.

As of December 31, 2024, $3.2 billion remain authorized for repurchase under the 2023 Share Repurchase Program.

During 2024, 2023 and 2022, we didn't pay any common stock dividends. On February 3, 2025, the Board of Directors approved the reinstatement of quarterly common stock dividends, and on February 4, 2025, the Executive Committee, acting on behalf of the Board of Directors, declared a quarterly cash dividend of $0.40 per share of outstanding common stock payable on March 27, 2025 to stockholders of record as of the close of business on March 6, 2025. Future declarations of dividends are subject to final determination by our Board of Directors.

Foreign exchange rate changes resulted in a decrease of our cash and restricted cash balances denominated in foreign currency in 2024 of $165 million reflecting a net depreciation in foreign currencies relative to the U.S. dollar during the year. Foreign exchange rate changes resulted in an increase of our cash and restricted cash balances denominated in foreign currency in 2023 of $16 million reflecting a net appreciation in foreign currencies relative to the U.S. dollar during the year.

Contractual Obligations and Commercial Commitments. Our material cash requirements as of December 31, 2024 include the following contractual obligations and commercial commitments arising in the normal course of business:

- Principal payments related to our debt that is included in our consolidated balance sheet and the related periodic interest payments. The Company had Senior Notes and Convertible Notes, as described in NOTE 7 — Debt in the notes to our consolidated financial statements, with varying maturities and an aggregate principal amount of $6.3 billion, $1 billion of which is payable within 12 months. On January 24, 2025, Expedia Group provided notice that we would redeem all of our approximately $1 billion in 6.25% Senior Notes due 2025 with a stated redemption date of February 8, 2025. Based on current stated fixed rates, future interest payments associated with the Senior Notes total approximately $645 million, with approximately $198 million payable within 12 months;

- Our operating leases had fixed lease payment obligations, including imputed interest, of $371 million, with $74 million payable within 12 months; and

- Purchase obligations representing the minimum obligations we have under agreements with certain of our vendors and marketing partners. These minimum obligations are less than our projected use for those periods, and payments may be more than the minimum obligations based on actual use. The Company had purchase obligations of $495 million, with $252 million payable within 12 months.

In addition, we had $331 million of net unrecognized tax benefits recorded on our balance sheet as of December 31, 2024, for which we cannot make a reasonably reliable estimate of the amount and period of payment.

See NOTE 15 — Commitments and Contingencies in the notes to the consolidated financial statements for further information related to our purchase obligations as well as amounts outstanding as of December 31, 2024 related to letters of credit and guarantees. Other than the items described above, we do not have any off-balance sheet arrangements as of December 31, 2024.

In our opinion, our liquidity position provides sufficient capital resources to meet our foreseeable cash needs. There can be no assurance, however, that the cost or availability of future borrowings, including refinancings, if any, will be available on terms acceptable to us.

Certain Relationships and Related Party Transactions

For a discussion of certain relationships and related party transactions, see NOTE 16 — Related Party Transactions in the notes to the consolidated financial statements.

Summarized Financial Information for Guarantors and the Issuer of Guaranteed Securities

Summarized financial information of Expedia Group, Inc. (the "Parent") and our subsidiaries that are guarantors of our debt facility and instruments (the "Guarantor Subsidiaries") is shown below on a combined basis as the "Obligor Group." The debt facility and instruments are guaranteed by certain of our wholly-owned domestic subsidiaries and rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations. The guarantees are full, unconditional, joint and several with the exception of certain customary automatic subsidiary release provisions. In this summarized financial information of the Obligor Group, all intercompany balances and transactions between the Parent and Guarantor Subsidiaries have been eliminated and all information excludes subsidiaries that are not issuers or guarantors of our debt facility and instruments, including earnings from and investments in these entities.

	December 31, 2024
	(In millions)
Combined Balance Sheets Information:	
Current Assets	$ 7,996
Non-Current Assets	10,495
Current Liabilities[(1)]	14,129
Non-Current Liabilities	5,744

	Year Ended December 31, 2024
Combined Statements of Operations Information:	
Revenue	$ 10,520
Operating income [(2)]	915
Net income	719
Net income attributable to Obligors	729

(1) Current liabilities include intercompany payables with non-guarantors of $1.2 billion as of December 31, 2024.
(2) Operating income includes intercompany income with non-guarantors of $710 million for the year ended December 31, 2024.

Part II. Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market Risk Management

Market risk is the potential loss from adverse changes in interest rates, foreign exchange rates and market prices. Our exposure to market risk includes our long-term debt, our revolving credit facilities, derivative instruments and cash and cash equivalents, accounts receivable, intercompany receivables, investments, merchant accounts payable and deferred merchant bookings denominated in foreign currencies. We manage our exposure to these risks through established policies and procedures. Our objective is to mitigate potential income statement, cash flow and market exposures from changes in interest and foreign exchange rates.

Interest Rate Risk

As of both December 31, 2024 and 2023, the outstanding aggregate principal amount of our debt was $6.3 billion. The aggregate principal of our debt included:

- $1.044 billion of senior unsecured notes due May 2025 that bear interest at 6.25%;

- $750 million of senior unsecured notes due February 2026 that bear interest at 5.0%;

- $1 billion of convertible senior unsecured notes due February 2026 with a fixed rate of 0% (the "Convertible Notes");

- $750 million of senior unsecured notes due August 2027 that bear interest at 4.625%;

- $1 billion of senior unsecured notes due February 2028 that bear interest at 3.8%;

- $1.25 billion of senior unsecured notes due February 2030 that bear interest at 3.25%; and

- $500 million of senior unsecured notes due March 2031 that bear interest at 2.95%.

The 6.25%, 5.0%, 4.625%, 3.8%, 3.25%, and 2.95% senior unsecured notes are collectively the "Senior Notes." If market interest rates decline, our required payments will exceed those based on market rates. Additionally, the 6.25%, 4.625% and 2.95% senior unsecured notes are subject to interest rate adjustments should our credit ratings be adjusted downwards, which would result in increased interest expense in the future. The total estimated fair value of our Senior Notes and Convertible Notes was approximately $6.1 billion as of both December 31, 2024 and December 31, 2023. The fair value was determined based on quoted market prices in less active markets and is categorized accordingly as Level 2 in the fair value hierarchy. A 50 basis point increase or decrease in interest rates would decrease or increase the fair value of our debt by approximately $70 million.

We maintain a revolving credit facility of $2.5 billion, which bears interest based on market rates plus a spread determined by our credit ratings. Because our interest rate is tied to a market rate, we will be susceptible to fluctuations in interest rates if, consistent with our practice to date, we do not hedge the interest rate exposure arising from any borrowings under our revolving credit facilities. We had no revolving credit facilities borrowings outstanding as of both December 31, 2024 and 2023.

Foreign Exchange Risk

We conduct business in certain international markets, primarily in Australia, Canada, China, the United Kingdom, and the European Union. Because we operate in international markets, we have exposure to different economic climates, political arenas, tax systems and regulations that could affect foreign exchange rates. Our primary exposure to foreign currency risk relates to transacting in foreign currency and recording the activity in U.S. dollars. Changes in exchange rates between the U.S. dollar and these other currencies will result in transaction gains or losses, which we recognize in our consolidated statements of operations.

To the extent practicable, we minimize our foreign currency exposures by maintaining natural hedges between our current assets and current liabilities in similarly denominated foreign currencies. Additionally, we use foreign currency forward contracts to economically hedge certain merchant revenue exposures, foreign denominated liabilities related to certain of our loyalty programs and our other foreign currency-denominated operating liabilities. These instruments are typically short-term and are recorded at fair value with gains and losses recorded in other, net. As of December 31, 2024 and 2023, we had net forward liabilities of $2 million and $9 million recorded in accrued expenses and other current liabilities. We may enter into additional foreign exchange derivative contracts or other economic hedges in the future. Our goal in managing our foreign exchange risk is to reduce to the extent practicable our potential exposure to the changes that exchange rates might have on our earnings, cash flows and financial position. We make a number of estimates in conducting hedging activities including in some cases the level of future bookings, cancellations, refunds, customer stay patterns and payments in foreign currencies. In the event those estimates differ significantly from actual results, we could experience greater volatility as a result of our hedges.

In March 2022, we entered into two fixed-to-fixed cross-currency interest rate swaps ("the swaps") with an aggregate notional amount of €300 million. The swaps were designated as net investment hedges of Euro assets with the objective to protect the U.S. dollar value of our net investments in the Euro foreign operations due to movements in foreign currency. During the term of each contract, we receive interest payments in U.S. dollars at a fixed rate of 5% and make interest payments in Euros at an average fixed rate of 3.38%. The maturity date of both swaps is February 2026, whereby, we will receive U.S. dollars from and pay Euros to the contract counterparties. The fair value of the cross-currency interest rate swaps was a $25 million asset as of December 31, 2024 and a $8 million asset as of December 31, 2023, recorded in long-term investments and other assets.

Future net transaction gains and losses are inherently difficult to predict as they are reliant on how the multiple currencies in which we transact fluctuate in relation to the U.S. dollar, the relative composition and denomination of current assets and liabilities each period, and our effectiveness at forecasting and managing, through balance sheet netting or the use of derivative contracts, such exposures. As an example, if the foreign currencies in which we hold net asset balances were to all weaken 10% against the U.S. dollar and foreign currencies in which we hold net liability balances were to all strengthen 10% against the U.S. dollar, we would recognize foreign exchange losses of approximately $43 million based on our foreign currency forward positions (including the impact of forward positions economically hedging our merchant revenue exposures) and the net asset or liability balances of our foreign denominated cash and cash equivalents, accounts receivable, deferred merchant bookings and merchant accounts payable balances as of December 31, 2024. As the net composition of these balances fluctuate frequently, even daily, as do foreign exchange rates, the example loss could be compounded or reduced significantly within a given period.

During 2024, 2023 and 2022, we recorded net foreign exchange rate losses of approximately $66 million ($70 million loss excluding the contracts economically hedging our forecasted merchant revenue), net foreign exchange rate losses of approximately $85 million ($65 million loss excluding the contracts economically hedging our forecasted merchant revenue) and net foreign exchange rate losses of approximately $40 million ($37 million loss excluding the contracts economically hedging our forecasted merchant revenue), respectively. As we increase our operations in international markets, our exposure to fluctuations in foreign currency exchange rates increases. The economic impact to us of foreign currency exchange rate movements is linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, could cause us to adjust our financing and operating strategies.

Equity Investment Risk

We are exposed to equity price risk as it relates to changes in fair values of our investments in equity securities of publicly-traded companies, investments in which we've elected the fair value option, and minority investments without readily determinable fair values. We recorded net gains (losses) of $289 million, $16 million, and $(345) million related to these investments for the years ended December 31, 2024, 2023, and 2022, respectively (See NOTE 3 — Fair Value Measurements in the notes to the consolidated financial statements for further information). The fair values of our investments in equity securities of publicly-traded companies (combined with our investments in which we've elected the fair value option) and minority investments without readily determinable fair values, were $895 million and $293 million, respectively, at December 31, 2024, and $584 million and $330 million, respectively, at December 31, 2023. A hypothetical 10% decrease in the fair values at December 31, 2024 of our investments in equity securities of publicly-traded companies and minority investments without readily determinable fair values would have resulted in a loss, before tax, of approximately $119 million, being recognized within other, net in our consolidated statements of operations.

Part II. Item 8. *Consolidated Financial Statements and Supplementary Data*

The Consolidated Financial Statements and Schedule listed in the Index to Financial Statements, Schedules and Exhibits on page F-1 are filed as part of this report.

Part II. Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Part II. Item 9A. *Controls and Procedures*

Changes in Internal Control over Financial Reporting.

There were no changes to our internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our management, including our Chairman and Senior Executive, Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in

Rule 13a-15(e) under the Exchange Act). Based upon that evaluation, our Chairman and Senior Executive, Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee. Ernst & Young, LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in their report which is included below.

Limitations on Controls.

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Expedia Group, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Expedia Group, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Expedia Group, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 6, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Seattle, Washington
February 6, 2025

Part II. Item 9B. *Other Information*

Rule 10b5-1 Plan Elections

During the quarter ended December 31, 2024, none of our directors or executive officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S-K.

Part II. Item 9C. *Disclosure Regarding Foreign Jurisdiction that Prevent Inspections*

Not Applicable.

Part III.

We are incorporating by reference the information required by Part III of this report on Form 10-K from our proxy statement relating to our 2025 annual meeting of stockholders (the "2025 Proxy Statement"), which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2024.

Part III. Item 10. *Directors, Executive Officers and Corporate Governance*

Code of Ethics

We have adopted a Code of Business Conduct and Ethics for Directors and Senior Financial Officers (the "*Code of Ethics*") that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller, and is a "code of ethics" as defined by applicable SEC rules. The Code of Ethics is posted on our corporate website at *www.expediagroup.com/Investors* under the "Corporate Governance" tab. If we make any substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller, we will disclose the nature of the amendment or waiver on that website or in a report on Form 8-K filed with the SEC.

Insider Trading Policy and Procedures

We have adopted insider trading policies and procedures applicable to our directors, officers, employees, and other affiliated persons and entities ("Covered Persons") and have implemented processes for the Company, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the Nasdaq Stock Market LLC listing standards. Our Securities Trading Policy prohibits Covered Persons from trading in securities of Expedia Group and other companies while in possession of material, nonpublic information or disclosing such information to others who may trade on the basis of such information. A copy of our Securities Trading Policy is filed as Exhibit 19.1 to this Form 10-K.

The remaining information required by this item is included under the captions "Election of Directors — Nominees," "Election of Directors — Board Meetings and Committees," "Information Concerning Executive Officers" and "Delinquent Section 16(a) Reports" in the 2025 Proxy Statement and incorporated herein by reference.

Part III. Item 11. *Executive Compensation*

The information required by this item is included under the captions "Election of Directors —Compensation of Non-Employee Directors," "Election of Directors — Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report" and "Executive Compensation" in the 2025 Proxy Statement and incorporated herein by reference.

Part III. Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2025 Proxy Statement and incorporated herein by reference.

Part III. Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is included under the captions "Certain Relationships and Related Person Transactions" and "Board of Directors — Director Independence" in the 2025 Proxy Statement and incorporated herein by reference.

Part III. Item 14. *Principal Accounting Fees and Services*

The information required by this item is included under the caption "Fees Paid to Our Independent Registered Public Accounting Firm" and "Audit Committee Review and Pre-Approval of Independent Registered Public Accounting Firm Fees" in the 2025 Proxy Statement and incorporated herein by reference.

Part IV. Item 15. *Exhibits, Consolidated Financial Statements and Financial Statement Schedules*

(a)(1) *Consolidated Financial Statements*

We have filed the consolidated financial statements listed in the Index to Consolidated Financial Statements, Schedules and Exhibits on page F-1 as a part of this report.

(a)(2) *Financial Statement Schedules*

All financial statement schedules have been omitted because they are not applicable, not material or the required information is shown in the consolidated financial statements or the notes thereto.

(a)(3) *Exhibits*

The exhibits listed below are filed as part of this Annual Report on Form 10-K.

Exhibit No.	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Expedia Group, Inc., dated as of December 3, 2019		8-K	001-37429	3.1	12/4/2019
3.2	Amended and Restated By-Laws of Expedia Group, Inc., effective as of December 13, 2023		8-K	001-37429	3.1	12/15/2023
4.1	Description of Securities	X				
4.2	Indenture, dated as of December 8, 2015, among Expedia, Inc., as Issuer, the Subsidiary Guarantors from time to time parties thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee, governing the 5.000% Senior Notes due 2026		8-K	001-37429	4.1	12/8/2015
4.3	Indenture, dated as of September 21, 2017, among Expedia, Inc., the Subsidiary Guarantors from time to time parties thereto and U.S. Bank National Association, as Trustee, governing the 3.800% Senior Notes due 2028		8-K	001-37429	4.1	9/21/2017
4.4	Indenture, dated as of September 19, 2019, among Expedia Group, Inc., the Subsidiary Guarantors from time to time parties thereto and U.S. Bank National Association, as Trustee, governing the 3.25% Senior Notes due 2030.		8-K	001-37429	4.1	9/20/2019
4.5	Indenture, dated as of May 5, 2020, among Expedia Group, Inc., the Subsidiary Guarantors from time to time parties thereto and U.S. Bank National Association governing the 6.250% Notes due 2025		8-K	001-37429	4.1	5/5/2020
4.6	Indenture, dated as of July 14, 2020, among Expedia Group, Inc., the Subsidiary Guarantors from time to time parties thereto and U.S. Bank National Association governing the 4.625% Senior Notes due 2027		8-K	001-37429	4.2	7/15/2020
4.7	Indenture, dated as of February 19, 2021 among Expedia Group, Inc., the Subsidiary Guarantors from time to time parties thereto and U.S. Bank National Association governing the 0% Convertible Notes due 2026		8-K	001-37429	4.1	2/19/2021

4.8	Indenture, dated as of March 3, 2021, among Expedia Group, Inc., the Subsidiary Guarantors from time to time parties thereto and U.S. Bank National Association governing the 2.95% Senior Notes due 2031	8-K	001-37429	4.1	3/3/2021
10.1	Tax Sharing Agreement by and between Expedia, Inc. and TripAdvisor, Inc., dated as of December 20, 2011	8-K	000-51447	10.2	12/27/2011
10.2	Second Amended and Restated Governance Agreement by and between Expedia Group, Inc. and Barry Diller, dated as of April 15, 2019	8-K	001-37429	10.3	4/16/2019
10.3	Amendment No. 1 to Second Amended and Restated Governance Agreement by and between Expedia Group, Inc. and Barry Diller, dated as of April 10, 2020	8-K	001-3749	10.1	4/10/2020
10.4	Assumption and Joinder Agreement to Tax Sharing Agreement by and among Expedia Group, Inc., Liberty Expedia Holdings, Inc. and Qurate Retail, Inc., dated as of April 15, 2019	8-K	001-37429	10.7	4/16/2019
10.5	Tax Sharing Agreement, by and between Liberty Interactive Corporation and Liberty Expedia Holdings, Inc., dated as of November 4, 2016	8-K*^	001-33982	10.1	11/7/2016
10.6	Assumption and Joinder Agreement to Reorganization Agreement by and among Expedia Group, Inc., Liberty Expedia Holdings, Inc. and Qurate Retail, Inc., dated as of April 15, 2019	8-K	001-37429	10.10	4/16/2019
10.7	Reorganization Agreement by and between Liberty Interactive Corporation and Liberty Expedia Holdings, Inc., dated as of October 26, 2016	POS-AM*†	333-210377	2.1	11/4/2016
10.8	Credit Agreement, dated as of April 14, 2022, by and among Expedia Group, Inc. and certain of its Subsidiaries, as Borrowers, the Lenders thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent	8-K	001-37429	10.1	4/18/2022
10.9	First Amendment, dated as of April 12, 2023, to the Credit Agreement dated as of April 14, 2022, among Expedia Group, Inc. and certain of its Subsidiaries, as Borrowers, the Lenders thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent	10-Q	001-37429	10.1	5/5/2023
10.10*	Sixth Amended and Restated Expedia Group, Inc. 2005 Stock and Annual Incentive Plan	8-K	001-37429	10.1	6/2/2023
10.11*	HomeAway, Inc. 2011 Equity Incentive Plan	S-8	333-208548	99.1	12/15/2015
10.12*	Expedia Group, Inc. 2013 Employee Stock Purchase Plan, as Amended and Restated	8-K	001-37429	10.2	6/2/2023
10.13*	Expedia Group, Inc. 2013 International Employee Stock Purchase Plan, As Amended and Restated	8-K	001-37429	10.3	6/2/2023
10.14*	Form of Expedia Group, Inc. 2020 Restricted Stock Unit Agreement (Directors)	10-K	001-37429	10.34	2/12/2021
10.15*	Form of Expedia Group, Inc. Stock Option Agreement	10-Q	001-37429	10.2	5/3/2019
10.16*	Form of Expedia Group, Inc. 2020 Restricted Stock Unit Agreement	10-K/A	001-37429	10.64	4/29/2020

10.17*	Form of Expedia Group, Inc. 2020 Performance Stock Unit Agreement		10-K/A	001-37429	10.65	4/29/2020
10.18*	Amended and Restated Expedia, Inc. Non-Employee Director Deferred Compensation Plan, effective as of January 1, 2009		10-K	000-51447	10.13	2/19/2009
10.19*	Amended and Restated Expedia, Inc. Executive Deferred Compensation Plan, effective as of January 1, 2009		10-K	000-51447	10.17	2/19/2009
10.20*	First Amendment of the Executive Deferred Compensation Plan, effective as of December 31, 2014		10-K	000-51447	10.20	2/6/2015
10.21*	Amended and Restated Employment Agreement between Robert J. Dzielak and Expedia, Inc., effective March 3, 2018		8-K	001-37429	10.1	3/7/2018
10.22*	Stock Option Agreement between Robert Dzielak and Expedia, Inc., effective March 2, 2018 (Performance-Based Options)		10-Q	001-37429	10.6	4/27/2018
10.23*	Stock Option Agreement between Robert Dzielak and Expedia, Inc., effective March 2, 2018 (Cliff Vest Options)		10-Q	001-37429	10.7	4/27/2018
10.24*	Employment Agreement between Peter Kern and Expedia, Inc., effective February 25, 2021		8-K	001-37429	10.1	2/26/2021
10.25*	Stock Option Agreement between Peter Kern and Expedia Group, Inc., dated as of February 25, 2021		8-K	001-37429	10.2	2/26/2021
10.26*	Restricted Stock Unit Agreement between Peter Kern and Expedia Group, Inc., dated as of February 25, 2021		8-K	001-37429	10.3	2/26/2021
10.27*	Employment Agreement between Julie Whalen and Expedia, Inc., dated September 13, 2022		8-K	001-37429	10.2	9/14/2022
10.28*	Employment Agreement between Ariane Gorin and Expedia, Inc., effective February 7, 2024		8-K	001-37429	10.1	2/8/2024
10.29*	Employment Agreement Between Scott Schenkel and Expedia, Inc., effective December 18, 2024		8-K	001-37429	10.1	12/19/2024
19	Expedia Group, Inc. Securities Trading Policy	X				
21	Subsidiaries of the Registrant	X				
22	List of Guarantor Subsidiaries of Expedia Group, Inc.	X				
23.1	Consent of Independent Registered Public Accounting Firm	X				
31.1	Certifications of the Chairman and Senior Executive Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of the Chief Executive Officer (Principal Executive Officer) Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.3	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1***	Certification of the Chairman and Senior Executive pursuant Section 906 of the Sarbanes-Oxley Act of 2002					
32.2***	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant Section 906 of the Sarbanes-Oxley Act of 2002					

32.3***	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant Section 906 of the Sarbanes-Oxley Act of 2002					
97	Expedia Group, Inc. Incentive Compensation Clawback Policy, dated September 13, 2023		10-K	001-37429	97	2/8/2024
99.1	Order and Final Judgment, entered January 19, 2022		10-K	001-37429	99.1	2/10/2022
99.2	Stipulation of Compromise and Settlement, dated November 2, 2021		10-K	001-37429	99.2	2/10/2022
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document	X				
101.SCH	Inline XBRL Taxonomy Extension Schema	X				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase	X				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	X				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	X				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	X				
104	Cover page formatted as Inline XBRL and contained in Exhibit 101					

*	Indicates a management contract or compensatory plan or arrangement.
*†	Indicates reference to filing of Liberty Expedia Holdings, Inc.
*^	Indicates reference to filing of Qurate Retail, Inc.
***	Furnished herewith

Part IV. Item 16. *Form 10-K Summary*

Not applicable.

Pursuant to the requirements of the Section 13 or 15(d) Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Expedia Group, Inc.

By: /s/   ARIANE GORIN

Ariane Gorin
Chief Executive Officer

February 6, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 6, 2025.

Signature	Title
/s/ ARIANE GORIN Ariane Gorin	Chief Executive Officer and Director (Principal Executive Officer)
/s/ JULIE WHALEN Julie Whalen	Chief Financial Officer (Principal Financial Officer)
/s/ LANCE SOLIDAY Lance Soliday	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)
/s/ BARRY DILLER Barry Diller	Chairman of the Board, Senior Executive and Director
/s/ BEVERLY ANDERSON Beverly Anderson	Director
/s/ MOINA BANERJEE Moina Banerjee	Director
/s/ CHELSEA CLINTON Chelsea Clinton	Director
/s/ HENRIQUE DUBUGRAS Henrique Dubugras	Director
/s/ CRAIG JACOBSON Craig Jacobson	Director
/s/ DARA KHOSROWSHAHI Dara Khosrowshahi	Director
/s/ PATRICIA MENENDEZ CAMBO Patricia Menendez Cambo	Director
/s/ ALEX VON FURSTENBERG Alex von Furstenberg	Director
/s/ ALEXANDR WANG Alexandr Wang	Director

[This page intentionally left blank]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Expedia Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Expedia Group, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 6, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	One Key Loyalty Program
Description of the Matter	As discussed in Note 2 of the financial statements, travelers enrolled in loyalty programs earn rewards with each eligible booking made which can be redeemed for free or discounted future bookings. Member consideration is allocated between travel services and rewards earned in the loyalty programs. The Company defers the relative standalone selling price of earned rewards, net of rewards not expected to be redeemed (known as "breakage"), as deferred loyalty rewards within deferred merchant bookings on the consolidated balance sheet. To estimate the relative standalone selling price for rewards, the Company considers the stated redemption value per reward dictated by the terms of the loyalty programs and then estimates the future breakage of rewards based on statistical modeling techniques using historical member activity. The deferred loyalty rewards balance, net of amounts paid to the travel supplier, is recognized as revenue when the travel service purchased with the loyalty reward is satisfied.

Auditing the Company's One Key deferred loyalty rewards program ("One Key") balance is especially complex and judgmental due to significant measurement uncertainty in determining the expected future breakage of rewards. Management uses statistical modeling techniques to estimate future breakage based on historical member activity. The amount of member consideration allocated to the rewards earned is sensitive to the expected future breakage assumption.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over Management's review of the statistical modeling techniques and resulting breakage estimates for One Key deferred loyalty rewards. We also tested controls over the completeness and accuracy of member activity data used in the breakage estimate analyses. This included controls over the Company's systems and the application controls involved in the process to track One Key loyalty reward member activity.

To test the One Key deferred loyalty rewards balance, we performed audit procedures that included, among others, involving our actuarial specialists to assist us in assessing the methods used by Management and to develop an independent actuarial estimate of a reasonable range of breakage rates. We then compared this reasonable range of breakage rates to the Company's estimates. Additionally, we tested the completeness and accuracy of the member activity data used by our actuarial specialists in their breakage analyses.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2004.

Seattle, Washington
February 6, 2025

Consolidated Financial Statements

EXPEDIA GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,	
	2024	2023	2022
	(In millions, except for per share data)		
Revenue	$ 13,691	$ 12,839	$ 11,667
Costs and expenses:			
Cost of revenue (exclusive of depreciation and amortization shown separately below) [1]	1,443	1,573	1,657
Selling and marketing - direct	6,846	6,107	5,428
Selling and marketing - indirect [1]	781	756	672
Technology and content [1]	1,314	1,358	1,181
General and administrative [1]	805	771	748
Depreciation and amortization	838	807	792
Impairment of goodwill	—	297	—
Impairment of intangible assets	147	129	81
Legal reserves, occupancy tax and other	118	8	23
Restructuring and related reorganization charges [1]	80	—	—
Operating income	1,319	1,033	1,085
Other income (expense):			
Interest income	235	207	60
Interest expense	(246)	(245)	(277)
Gain on debt extinguishment, net	—	—	49
Other, net	234	23	(379)
Total other income (expense), net	223	(15)	(547)
Income before income taxes	1,542	1,018	538
Provision for income taxes	(318)	(330)	(195)
Net income	1,224	688	343
Net loss attributable to non-controlling interests	10	109	9
Net income attributable to Expedia Group, Inc.	$ 1,234	$ 797	$ 352
Earnings per share attributable to Expedia Group, Inc. available to common stockholders:			
Basic	$ 9.39	$ 5.50	$ 2.24
Diluted	8.95	5.31	2.17
Shares used in computing earnings per share (000's):			
Basic	131,432	144,967	156,672
Diluted	137,919	150,228	161,751

_____

(1) Includes stock-based compensation as follows:			
Cost of revenue	$ 12	$ 14	$ 14
Selling and marketing	81	79	67
Technology and content	154	138	111
General and administrative	203	182	182
Restructuring and related reorganization charges	8	—	—

See notes to consolidated financial statements.

EXPEDIA GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,					
	2024		**2023**		**2022**	
	(In millions)					
Net income	$	1,224	$	688	$	343
Other comprehensive income (loss), net of tax						
Currency translation adjustments, net of taxes		(28)		27		(106)
Other comprehensive income (loss), net of tax		(28)		27		(106)
Comprehensive income		1,196		715		237
Less: Comprehensive loss attributable to non-controlling interests		(15)		(107)		(30)
Comprehensive income attributable to Expedia Group, Inc. common stockholders	$	1,211	$	822	$	267

See notes to consolidated financial statements.

EXPEDIA GROUP, INC.

CONSOLIDATED BALANCE SHEETS

| | December 31, | |
	2024	2023
	(In millions, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,183	$ 4,225
Restricted cash and cash equivalents	1,391	1,436
Short-term investments	300	28
Accounts receivable, net of allowance of $55 and $46	3,213	2,786
Income taxes receivable	39	47
Prepaid expenses and other current assets	689	708
Total current assets	9,815	9,230
Property and equipment, net	2,413	2,359
Operating lease right-of-use assets	305	357
Long-term investments and other assets	1,698	1,238
Deferred income taxes	496	586
Intangible assets, net	817	1,023
Goodwill	6,844	6,849
TOTAL ASSETS	$ 22,388	$ 21,642
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable, merchant	$ 2,031	$ 2,041
Accounts payable, other	1,039	1,077
Deferred merchant bookings	8,517	7,723
Deferred revenue	164	164
Income taxes payable	51	26
Accrued expenses and other current liabilities	766	752
Current maturities of long-term debt	1,043	—
Total current liabilities	13,611	11,783
Long-term debt, excluding current maturities	5,223	6,253
Deferred income taxes	19	33
Operating lease liabilities	265	314
Other long-term liabilities	471	473
Commitments and contingencies		
Stockholders' equity:		
Common stock $.0001 par value, Authorized shares: 1,600,000	—	—
Shares issued: 287,509 and 282,149; Shares outstanding: 123,271 and 131,522		
Class B common stock $.0001 par value, Authorized shares: 400,000	—	—
Shares issued: 12,800 and 12,800; Shares outstanding: 5,523 and 5,523		
Additional paid-in capital	16,043	15,398
Treasury stock — Common stock and Class B, at cost, Shares: 171,515 and 157,903	(14,856)	(13,023)
Retained earnings (deficit)	602	(632)
Accumulated other comprehensive income (loss)	(232)	(209)
Total Expedia Group, Inc. stockholders' equity	1,557	1,534
Non-redeemable non-controlling interest	1,242	1,252
Total stockholders' equity	2,799	2,786
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 22,388	$ 21,642

See notes to consolidated financial statements.

EXPEDIA GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In millions, except share and per share data)

	Common stock		Class B common stock		Additional paid-in capital	Treasury stock - Common and Class B		Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Non-redeemable non-controlling interest	Total
	Shares	Amount	Shares	Amount		Shares	Amount				
Balance as of December 31, 2021	274,660,725	$ —	12,799,999	$ —	$ 14,229	131,812,764	$ (10,262)	$ (1,761)	$ (149)	$ 1,495	$ 3,552
Net income (loss)								352		(9)	343
Other comprehensive income (loss), net of taxes									(85)	(21)	(106)
Proceeds from exercise of equity instruments and employee stock purchase plans	3,603,510	—			131						131
Treasury stock activity related to vesting of equity instruments						768,173	(107)				(107)
Common stock repurchases						5,202,492	(500)				(500)
Other changes in ownership of non-controlling interests					24					(20)	4
Stock-based compensation expense					411						411
Balance as of December 31, 2022	278,264,235	—	12,799,999	—	14,795	137,783,429	(10,869)	(1,409)	(234)	1,445	3,728
Net income (loss)								797		(109)	688
Other comprehensive income, net of taxes									25	2	27
Proceeds from exercise of equity instruments and employee stock purchase plans	3,884,341	—			101						101
Withholding taxes for stock options					(7)						(7)
Treasury stock activity related to vesting of equity instruments						973,946	(106)				(106)
Common stock repurchases						19,145,610	(2,031)				(2,031)
Other changes in ownership of non-controlling interests					16					(86)	(70)
Stock-based compensation expense					474						474
Other					19		(17)	(20)			(18)
Balance as of December 31, 2023	282,148,576	—	12,799,999	—	15,398	157,902,985	(13,023)	(632)	(209)	1,252	2,786
Net income (loss)								1,234		(10)	1,224
Other comprehensive loss, net of taxes									(23)	(5)	(28)
Proceeds from exercise of equity instruments and employee stock purchase plans	5,360,219	—			116						116
Withholding taxes for stock options					(2)						(2)
Treasury stock activity related to vesting of equity instruments						1,539,783	(206)				(206)
Common stock repurchases						12,071,915	(1,616)				(1,616)
Other changes in ownership of non-controlling interests					—			—		5	5
Stock-based compensation expense					531						531
Other					—		(11)	—			(11)
Balance as of December 31, 2024	287,508,795	$ —	12,799,999	$ —	$ 16,043	171,514,683	$ (14,856)	$ 602	$ (232)	$ 1,242	$ 2,799

See notes to consolidated financial statements.

EXPEDIA GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2024	2023	2022
	(In millions)		
Operating activities:			
Net income	$ 1,224	$ 688	$ 343
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property and equipment, including internal-use software and website development	781	748	704
Amortization of stock-based compensation	458	413	374
Amortization of intangible assets	57	59	88
Impairment of goodwill and intangible assets	147	426	81
Deferred income taxes	74	62	70
Foreign exchange (gain) loss on cash, restricted cash and short-term investments, net	95	(16)	128
Realized (gain) loss on foreign currency forwards, net	40	—	78
(Gain) loss on minority equity investments, net	(289)	(16)	345
(Gain) loss on debt extinguishment, net	—	—	(49)
Other	79	55	17
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions:			
Accounts receivable	(467)	(741)	(838)
Prepaid expenses and other assets	67	98	55
Accounts payable, merchant	(10)	332	375
Accounts payable, other, accrued expenses and other liabilities	(11)	101	194
Tax payable/receivable, net	46	(91)	11
Deferred merchant bookings	794	572	1,464
Net cash provided by operating activities	3,085	2,690	3,440
Investing activities:			
Capital expenditures, including internal-use software and website development	(756)	(846)	(662)
Purchases of investments	(549)	(28)	(60)
Sales and maturities of investments	78	49	205
Proceeds from initial exchange of cross-currency interest rate swaps	—	—	337
Payments for initial exchange of cross-currency interest rate swaps	—	—	(337)
Other, net	(35)	25	(63)
Net cash used in investing activities	(1,262)	(800)	(580)
Financing activities:			
Payment of long-term debt	—	—	(2,141)
Debt extinguishment costs	—	—	(22)
Purchases of treasury stock	(1,839)	(2,137)	(607)
Proceeds from exercise of equity awards and employee stock purchase plan	116	101	131
Other, net	(22)	(60)	15
Net cash used in financing activities	(1,745)	(2,096)	(2,624)
Effect of exchange rate changes on cash, cash equivalents and restricted cash and cash equivalents	(165)	16	(190)
Net increase (decrease) in cash, cash equivalents and restricted cash and cash equivalents	(87)	(190)	46
Cash, cash equivalents and restricted cash and cash equivalents at beginning of year	5,661	5,851	5,805
Cash, cash equivalents and restricted cash and cash equivalents at end of year	$ 5,574	$ 5,661	$ 5,851
Supplemental cash flow information			
Cash paid for interest	$ 231	$ 231	$ 291
Income tax payments, net	184	281	102

See notes to consolidated financial statements.

Expedia Group, Inc.

Notes to Consolidated Financial Statements

NOTE 1 — Organization and Basis of Presentation

Description of Business

Expedia Group, Inc. and its subsidiaries provide travel products and services to leisure and corporate travelers in the United States and abroad as well as various media and advertising offerings to travel and non-travel advertisers. We leverage our supply portfolio, platform and technology capabilities across an extensive portfolio of consumer brands, including our three core consumer brands of Expedia®, Hotels.com®, and Vrbo® as well as trivago®, and provide solutions to our business partners, to empower travelers to efficiently research, plan, book and experience travel. We refer to Expedia Group, Inc. and its subsidiaries collectively as "Expedia Group," the "Company," "us," "we" and "our" in these consolidated financial statements.

Basis of Presentation

The accompanying consolidated financial statements include Expedia Group, Inc., our wholly-owned subsidiaries, and entities we control, or in which we have a variable interest and are the primary beneficiary of expected cash profits or losses. We record our investments in entities that we do not control, but over which we have the ability to exercise significant influence, using the equity method or at fair value. We have eliminated significant intercompany transactions and accounts.

We believe that the assumptions underlying our consolidated financial statements are reasonable. However, these consolidated financial statements do not present our future financial position, the results of our future operations and cash flows.

Seasonality

We generally experience seasonal fluctuations in the demand for our travel services. For example, traditional leisure travel bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The number of bookings typically decreases in the fourth quarter. Since revenue for most of our travel services, including merchant and agency hotel, is recognized as the travel takes place rather than when it is booked, revenue typically lags bookings by several weeks for our hotel business and can be several months or more for our alternative accommodations business. Historically, Vrbo has seen seasonally stronger bookings in the first quarter of the year, with the relevant stays occurring during the peak summer travel months. The seasonal revenue impact is exacerbated with respect to income by the nature of our variable cost of revenue and direct sales and marketing costs, which we typically realize in closer alignment to booking volumes, and the more stable nature of our fixed costs. As a result on a consolidated basis, revenue and income are typically the lowest in the first quarter and highest in the third quarter.

NOTE 2 — Significant Accounting Policies

Consolidation

Our consolidated financial statements include the accounts of Expedia Group, Inc., our wholly-owned subsidiaries, and entities for which we control a majority of the entity's outstanding common stock. We record non-controlling interest in our consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Non-controlling interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities. trivago is a separately listed company on the Nasdaq Global Select Market and, therefore, is subject to its own reporting and filing requirements, which could result in possible differences that are not expected to be material to Expedia Group, Inc.

We have eliminated significant intercompany transactions and accounts in our consolidated financial statements.

Accounting Estimates

We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). Our estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include revenue recognition; recoverability of current and long-lived assets, intangible assets and goodwill; income and transactional taxes, such as potential settlements related to occupancy and excise taxes; loss contingencies; deferred loyalty rewards; stock-based compensation; accounting for derivative instruments and provisions for credit losses, and chargebacks.

Reclassifications

We have reclassified prior period financial statements to conform to the current period presentation.

Revenue Recognition

We recognize revenue upon transfer of control of our promised services in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

For our primary transaction-based revenue sources, discussed below, we have determined net presentation (that is, the amount billed to a traveler less the amount paid to a supplier) is appropriate for the majority of our revenue transactions as the supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the supplier to the traveler. We exclude all taxes assessed by a government authority, if any, from the measurement of transaction prices that are imposed on our travel related services or collected by the Company from customers (which are therefore excluded from revenue).

We offer traditional travel services on a stand-alone and package basis generally either through the merchant or the agency business model.

Under the merchant model, we facilitate the booking of hotel rooms, alternative accommodations, airline seats, car rentals and destination services from our travel suppliers and we are the merchant of record for such bookings.

Under the agency model, we pass reservations booked by the traveler to the relevant travel supplier and the travel supplier serves as the merchant of record for such bookings. We receive commissions or ticketing fees from the travel supplier and/or traveler. For certain agency airline, hotel and car transactions, we also receive fees through global distribution systems ("GDS") that provide the computer systems through which the travel supplier inventory is made available and through which reservations are booked.

Under the advertising model, we offer travel and non-travel advertisers access to a potential source of incremental traffic and transactions through our various media and advertising offerings on trivago and our transaction-based websites.

In addition, Vrbo also provides subscription-based listing and other ancillary services to property owners and managers.

The nature of our travel booking service performance obligations vary based on the travel service with differences primarily related to the degree to which we provide post booking services to the traveler and the timing when rights and obligations are triggered in our underlying supplier agreements. We consider both the traveler and travel supplier as our customers.

Refer to NOTE 17 — Segment Information for revenue by business model and service type.

Lodging. Our lodging revenue is comprised of revenue recognized under the merchant, agency and Vrbo subscription-based listing services model.

Merchant Hotel. We provide travelers access to book hotel room reservations through our contracts with lodging suppliers, which provide us with rates and availability information for rooms but for which we have no control over the rooms and do not bear inventory risk. Our travelers pay us for merchant hotel transactions prior to departing on their trip, generally when they book the reservation. We record the payment in deferred merchant bookings until the stayed night occurs, at which point we recognize the revenue, net of amounts paid to suppliers, as this is when our performance obligation is satisfied. Payments to suppliers are generally due within 30 days of check-in or stay. In certain instances when a supplier invoices us for less than the cost we accrued, we generally reduce our merchant accounts payable and the supplier costs within net revenue six months in arrears, net of an allowance, when we determine it is not probable that we will be required to pay the supplier, based on historical experience. Cancellation fees are collected and remitted to the supplier, if applicable.

Agency Hotel. We generally record agency revenue from the hotel when the stayed night occurs as we provide post booking services to the traveler and, thus consider the stay as when our performance obligation is satisfied. We record an allowance for cancellations on this revenue based on historical experience.

Merchant and Agency Vrbo Alternative Accommodations. Vrbo's lodging revenue is generally earned on a pay-per-booking basis, which can be either merchant or agency bookings depending on the nature of the payment processor. Pay-per-booking arrangements are commission-based where rental property owners and managers bear the inventory risk, have latitude in setting the price and compensate Vrbo for facilitating bookings with travelers. Under pay-per-booking arrangements, each booking is a separate contract as listings are typically cancelable at any time and the related revenue, net of amounts paid to property owners, is recognized at check in, which is the point in time when our service to the traveler is complete. Vrbo also charges a traveler service fee at the time of booking. The service fee charged to travelers provides compensation for Vrbo's services, including but not limited to the use of Vrbo's website and a "Book with Confidence Guarantee" providing travelers with comprehensive payment protection and 24/7 traveler support. The performance obligation is to facilitate the booking of a property and assist travelers up to their check in process and, as such, the traveler service fee revenue is recognized at check-in.

Subscription-based Listing Services. To a lesser extent, Vrbo's lodging revenue is also earned on a pay-per-subscription basis. In pay-per-subscription contracts, property owners or managers purchase in advance online advertising services related to the listing of their properties for rent over a fixed term (typically one year). As the performance obligation is the listing service and is provided to the property owner or manager over the life of the listing period, the pay-per-subscription revenue is recognized on a straight-line basis over the listing period.

Merchant and Agency Air. We record revenue on air transactions when the traveler books the transaction, as we do not typically provide significant post booking services to the traveler and payments due to and from air carriers are typically due at the time of ticketing. We record a reserve for chargebacks and cancellations at the time of the transaction based on historical experience. In certain transactions, the GDS collects commissions from our suppliers and passes these commissions to us, net of their fees. Therefore, we view payments through the GDS as commissions from suppliers and record these commissions in net revenue. Fees paid to the GDS as compensation for their role in processing transactions are recorded as cost of revenue.

Advertising and Media. We record revenue from click-through fees charged to our travel partners for leads sent to the travel partners' websites. We record revenue from click-through fees after the traveler makes the click-through to the related travel partners' websites. We record revenue for advertising placements ratably over the advertising period or upon delivery of advertising impressions, depending on the terms of the contract. Payments from advertisers are generally due within 30 days of invoicing.

Other. Other primarily includes transaction revenue for booking services related to products such as car, cruise and destination services under the agency business model. We generally record the related revenue when the travel occurs, as in most cases we provide post booking services and this is when our performance obligation is complete. Additionally, no rights or obligations are triggered in our supplier agreements until the travel occurs. We record an allowance for cancellations on this revenue based on historical experience. Revenue from other ancillary alternative accommodation services or products are recorded either upon delivery or when we provide the service. In addition, other also includes travel insurance products primarily under the merchant model, for which revenue is recorded at the time the transaction is booked.

Packages. Packages assembled by travelers through the packaging functionality on our websites generally include a merchant hotel component and some combination of an air, car or destination services component. The individual package components are accounted for as separate performance obligations and recognized in accordance with our revenue recognition policies stated above.

Prepaid Merchant Bookings. We classify payments made to suppliers in advance of Vrbo performance obligations as prepaid merchant bookings included within prepaid and other current assets. Prepaid merchant bookings was $319 million as of December 31, 2024 and $365 million as of December 31, 2023.

Deferred Merchant Bookings. We classify cash payments received in advance of our performance obligations as deferred merchant bookings. At December 31, 2023, $6.9 billion of advance cash payments was reported within deferred merchant bookings, $5.8 billion of which was recognized resulting in $917 million of revenue during the year ended December 31, 2024 with the remainder primarily consisting of cancellations during the year. At December 31, 2024, the related balance was $7.6 billion.

Travelers enrolled in our internally administered traveler loyalty rewards programs earn rewards for each eligible booking made which can be redeemed for free or discounted future bookings. One Key allows members to earn OneKeyCash, the currency of the One Key program, on eligible hotels, alternative accommodations, activities, packages, car rentals, flights and cruises made on the U.S. and U.K. points of sale on Brand Expedia, Hotels.com and Vrbo. Hotels.com Rewards continues to be offered outside the U.S. and U.K. and offers travelers one free night at any

Hotels.com partner property after that traveler stays 10 nights, subject to certain restrictions. Expedia Rewards also continues to be offered outside the U.S. and U.K. and enables participating travelers to earn points on all hotel, flight, package and activities made on various international Brand Expedia websites. As travelers accumulate rewards towards free travel products, we defer the relative standalone selling price of earned rewards, net of expected breakage, as deferred loyalty rewards within deferred merchant bookings on the consolidated balance sheet. In order to estimate the standalone selling price of the underlying services on which rewards can be redeemed for all loyalty programs, we use an adjusted market assessment approach and consider the redemption values expected from the traveler. We then estimate the number of rewards that will not be redeemed based on historical activity in our members' accounts as well as statistical modeling techniques. Revenue is recognized when we have satisfied our performance obligation relating to the rewards, that is when the travel service purchased with the loyalty award is satisfied. The majority of rewards expected to be redeemed are recognized within one to two years of being earned. At December 31, 2023, $871 million of deferred loyalty rewards was reported within deferred merchant bookings, all of which was recognized as revenue during the year ended December 31, 2024. At December 31, 2024, the related balance was $937 million.

Deferred Revenue. Deferred revenue primarily consists of unearned subscription revenue as well as deferred advertising revenue. At December 31, 2023, $164 million was recorded as deferred revenue, $131 million of which was recognized as revenue during the year ended December 31, 2024. At December 31, 2024, the related balance was $164 million.

Practical Expedients and Exemptions. We have used the portfolio approach to account for our loyalty points as the rewards programs share similar characteristics within each program in relation to the value provided to the traveler and their breakage patterns. Using this portfolio approach is not expected to differ materially from applying the guidance to individual contracts. However, we will continue to assess and refine, if necessary, how a portfolio within each rewards program is defined.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Cash, Restricted Cash, and Cash Equivalents

Our cash and cash equivalents include cash and liquid financial instruments, including term deposit investments, certificates of deposits, and money market funds with maturities of three months or less when purchased. Restricted cash includes cash and cash equivalents that is restricted through legal contracts, regulations or our intention to use the cash for a specific purpose. Our restricted cash primarily relates to certain traveler deposits and, to a lesser extent, collateral for office leases. The following table reconciles cash, cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

	December 31,	
	2024	2023
	(in millions)	
Cash and cash equivalents	$ 4,183	$ 4,225
Restricted cash and cash equivalents	1,391	1,436
Total cash, cash equivalents and restricted cash and cash equivalents in the consolidated statements of cash flows	$ 5,574	$ 5,661

Short-term and Long-term Investments

We determine the appropriate classification of our investments in marketable securities at the time of purchase and reevaluate such designation at each balance sheet date. Investments, other than minority equity investments, classified as available-for-sale are recorded at fair value with unrealized holding gains and losses recorded, net of tax, as a component of accumulated other comprehensive income ("OCI"). Realized gains and losses from the sale of available-for-sale investments, if any, are determined on a specific identification basis. We review our available-for-sale securities on a regular basis for impairment. For available-for-sale securities in unrealized loss positions, we determine whether any portion of the decline in fair value below the amortized cost basis is due to credit-related factors if we neither intend to sell nor anticipate that it is more likely than not that we will be required to sell prior to recovery of the amortized cost basis. We consider factors such as the extent to which the market value has been less than the cost, any noted failure of the issuer to make scheduled payments, changes to the rating of the security and other relevant credit-related factors in determining whether or not a credit loss exists. Investments with remaining maturities of less than one year are classified within short-term investments. All other investments are classified within long-term investments and other assets.

Minority equity investments with either readily determinable fair values, or for which we have elected to apply the fair value option, are measured at fair value on a recurring basis with changes in fair value recorded through net income or loss. Minority investments without readily determinable fair values, for which we have not elected to measure at fair value, are measured using the equity method, or measured at cost with observable price changes reflected through net income or loss. We perform a qualitative assessment on a quarterly basis and recognize an impairment if there are sufficient indicators that the fair value of the investment is less than carrying value. Changes in value of minority equity investments are recorded in other income (expense), net.

Accounts Receivable

Accounts receivable are generally due within thirty days and are recorded net of an allowance for expected uncollectible amounts. We consider accounts outstanding longer than the contractual payment terms as past due. The risk characteristics we generally review when analyzing our accounts receivable pools primarily include the type of receivable (for example, credit card vs hotel collect), collection terms and historical or expected credit loss patterns. For each pool, we make estimates of expected credit losses for our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history continually updated for new collections data, the credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. The provision for estimated credit losses is recorded as cost of revenue in our consolidated statements of operations.

Property and Equipment

We record property and equipment at cost, net of accumulated depreciation and amortization. We also capitalize certain costs incurred related to the development of internal use software. We capitalize costs incurred during the application development stage related to the development of internal use software. We expense costs incurred related to the planning and post-implementation phases of development as incurred.

We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is three to five years for computer equipment, capitalized software development and furniture and other equipment, 15 years for land improvements, and 40 years for buildings, which includes our corporate headquarters. Land is not depreciated. We amortize leasehold improvement using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.

We establish assets and liabilities for the present value of estimated future costs to return certain of our leased facilities to their original condition under the authoritative accounting guidance for asset retirement obligations. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs.

Leases

We determine if an arrangement is a lease at inception. Operating leases are primarily for office space and data centers and are included in operating lease right-of-use ("ROU") assets, accrued expenses and other current liabilities, and operating lease liabilities on our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, we have elected to not recognize a lease liability or ROU asset on our consolidated balance sheet. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our consolidated statements of operations and cash flows.

We have office space and data center lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

Business Combinations

We assign the value of the consideration transferred to acquire a business to the tangible assets and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess purchase price over the fair value of the net tangible and intangible assets acquired is allocated to goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to future expected cash flows from customer relationships and trade names, and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Any changes to provisional amounts identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined.

Recoverability of Goodwill and Indefinite-Lived Intangible Assets

Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination as of the acquisition date. We assess goodwill and indefinite-lived intangible assets, neither of which is amortized, for impairment annually as of October 1, or more frequently, if events and circumstances indicate impairment may have occurred. In the evaluation of goodwill for impairment, we typically perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. An impairment charge is recorded based on the excess of the reporting unit's carrying amount over its fair value. Periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the goodwill is more likely than not impaired.

We generally base our measurement of fair value of reporting units on a blended analysis of the present value of future discounted cash flows and market valuation approach. The discounted cash flows model indicates the fair value of the reporting units based on the present value of the cash flows that we expect the reporting units to generate in the future. Our significant estimates in the discounted cash flows model include: our weighted average cost of capital; long-term rate of growth and profitability of our business; and working capital effects. The market valuation approach indicates the fair value of the business based on a comparison of the Company to comparable publicly traded firms in similar lines of business. Our significant estimates in the market approach model include identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment and assessing comparable revenue and operating income multiples in estimating the fair value of the reporting units.

We believe the weighted use of discounted cash flows and market approach is the best method for determining the fair value of our reporting units because these are the most common valuation methodologies used within the travel and internet industries; and the blended use of both models compensates for the inherent risks associated with either model if used on a stand-alone basis.

In addition to measuring the fair value of our reporting units as described above, we consider the combined carrying and fair values of our reporting units in relation to the Company's total fair value of equity plus debt as of the assessment date. Our equity value assumes our fully diluted market capitalization, using either the stock price on the valuation date or the average stock price over a range of dates around the valuation date, plus an estimated acquisition premium which is based on observable transactions of comparable companies. The debt value is based on the highest value expected to be paid to repurchase the debt, which can be fair value, principal or principal plus a premium depending on the terms of each debt instrument.

In our evaluation of our indefinite-lived intangible assets, we typically first perform a quantitative assessment and an impairment charge is recorded for the excess of the carrying value of indefinite-lived intangible assets over their fair value, if necessary. We base our measurement of fair value of indefinite-lived intangible assets, which primarily consist of trade name and trademarks, using the relief-from-royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. As with goodwill, periodically, we may choose to perform a qualitative assessment, prior to performing the quantitative analysis, to determine whether the fair value of the indefinite-lived intangible asset is more likely than not impaired.

Recoverability of Intangible Assets with Definite Lives and Other Long-Lived Assets

Intangible assets with definite lives and other long-lived assets are carried at cost and are amortized on a straight-line basis over their estimated useful lives of one to ten years. We review the carrying value of long-lived assets or asset groups, including property and equipment, to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, we would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, we will estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value.

Assets held for sale, to the extent we have any, are reported at the lower of cost or fair value less costs to sell.

Income Taxes

We record income taxes under the liability method. Deferred tax assets and liabilities reflect our estimation of the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities for each temporary difference are recorded based on the enacted tax rates expected to be in effect when we realize the underlying items of income and expense.

We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including recent earnings by jurisdiction, expectations of future taxable income, the tax attribute carryforward periods, as well as other relevant factors. We may record a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we must make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates. All deferred income taxes are classified as long-term on our consolidated balance sheets.

We account for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the tax authority, including resolution of any appeals or litigation, based on the technical merits of the position. If the tax position meets the more likely than not criteria, the tax benefit greater than 50% likely to be realized upon settlement with the tax authority is recognized in the financial statements.

We recognize interest and penalties related to unrecognized tax benefits in the income tax expense line in our consolidated statement of operations. Accrued interest and penalties are included in other long-term liabilities on the consolidated balance sheet.

In relation to tax effects for accumulated OCI, our policy is to release the tax effects of amounts reclassified from accumulated OCI to pre-tax income (loss) from continuing operations. Any remaining tax effect in accumulated OCI is released following a portfolio approach.

We account for the global intangible low-tax income earned by our foreign subsidiaries included in gross U.S. taxable income in the period incurred.

Derivative Instruments

Derivative instruments are carried at fair value on our consolidated balance sheets. The fair values of the derivative financial instruments generally represent the estimated amounts we would expect to receive or pay upon termination of the contracts as of the reporting date.

At December 31, 2024 and 2023, our derivative instruments primarily consisted of foreign currency forward contracts. We use foreign currency forward contracts to economically hedge certain merchant revenue exposures, foreign denominated liabilities related to certain of our loyalty programs and our other foreign currency-denominated operating liabilities. Our goal in managing our foreign exchange risk is to reduce, to the extent practicable, our potential exposure to the changes that exchange rates might have on our earnings, cash flows and financial position. Our foreign currency forward contracts are typically short-term and, as they do not qualify for hedge accounting treatment, we classify the changes in their fair value in other, net and present associated cash flows within investing activities on the statement of cash flows. We do not hold or issue financial instruments for speculative or trading purposes.

Until their redemption in March 2022, the aggregate principal value of our €650 million of registered senior unsecured notes that bore interest at 2.5% (the "2.5% Notes") was designated as a hedge of our net investment in certain

Euro-functional currency subsidiaries. In March 2022, we redeemed the 2.5% Notes and terminated the related hedging relationship. The currency translation adjustment amounts associated with the net investment hedge of the 2.5% Notes will remain in accumulated OCI until realized upon a full or partial sale or liquidation of applicable Euro-functional currency subsidiaries.

In March 2022, we entered into two fixed-to-fixed cross-currency interest rate swaps (the "swaps") with an aggregate notional amount of €300 million. During the term of each contract, we receive interest payments in U.S. dollars at a fixed rate of 5% and make interest payments in Euros at an average fixed rate of 3.38% based on a notional amount and fixed interest rates determined at contract inception. The swaps were designated as a hedge of our net investment in certain Euro functional currency subsidiaries. Hedge effectiveness is assessed each quarter based on the net investment in the foreign subsidiaries designated as the hedged item and the changes in the fair value of the designated interest rate swaps based on spot rates. For hedges that meet the effectiveness requirements, changes in fair value are recorded as accumulated OCI within the foreign currency translation adjustment. Amounts excluded from hedge effectiveness at inception are recognized as interest accrues within interest expense. The maturity date of both swaps is February 2026, whereby, we will receive U.S. dollars from and pay Euros to the contract counterparties.

Foreign Currency Translation and Transaction Gains and Losses

Certain of our operations outside of the United States use the related local currency as their functional currency. We translate revenue and expense at average rates of exchange during the period. We translate assets and liabilities at the rates of exchange as of the consolidated balance sheet dates and include foreign currency translation gains and losses as a component of accumulated OCI. Due to the nature of our operations and our corporate structure, we also have subsidiaries that have significant transactions in foreign currencies other than their functional currency. We record transaction gains and losses in our consolidated statements of operations related to the recurring remeasurement and settlement of such transactions.

To the extent practicable, we attempt to minimize this exposure by maintaining natural hedges between our current assets and current liabilities of similarly denominated foreign currencies. Additionally, as discussed above, we use foreign currency forward contracts to economically hedge certain merchant revenue exposures and in lieu of holding certain foreign currency cash for the purpose of economically hedging our foreign currency-denominated operating liabilities.

Debt Issuance Costs

We defer costs we incur to issue debt, which are presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, and amortize these costs to interest expense over the term of the debt or in circumstances where the debt can be redeemed at the option of the holders, over the term of the redemption option.

Marketing Promotions

We periodically provide incentive offers to our customers to encourage booking of travel products and services. Generally, our incentive offers are as follows:

Current Discount Offers. These promotions include dollar or percent off discounts to be applied against current purchases. We record the discounts as reduction in revenue at the date we record the corresponding revenue transaction.

Inducement Offers. These promotions include discounts granted at the time of a current purchase to be applied against a future qualifying purchase. We treat inducement offers as a reduction to revenue based on estimated future redemption rates. We allocate the discount amount at the time of the offer between the current performance obligation and the potential future performance obligations based on our expected relative value of the transactions. We estimate our redemption rates using our historical experience for similar inducement offers.

Concession Offers. These promotions include discounts to be applied against a future purchase to maintain customer satisfaction. Upon issuance, we record these concession offers as a reduction to revenue based on estimated future redemption rates. We estimate our redemption rates using our historical experience for concession offers.

Advertising Expense

We incur advertising expense consisting of offline costs, including television and print advertising, and online advertising expense to promote our brands. We expense the production costs associated with advertisements in the period in which the advertisement first takes place. We expense the costs of communicating the advertisement (e.g., television airtime) as incurred each time the advertisement is shown. For the years ended December 31, 2024, 2023 and 2022, our advertising expense was $4.0 billion, $3.8 billion and $3.9 billion.

Stock-Based Compensation

We measure and amortize the fair value of restricted stock units ("RSUs") and stock options as follows:

Restricted Stock Units. RSUs are stock awards that are granted to employees entitling the holder to shares of common stock as the award vests, typically over a four-year period, but may accelerate in certain circumstances. We measure the value of RSUs at fair value based on the number of shares granted and the quoted price of our common stock at the date of grant. We amortize the fair value, net of actual forfeitures, as stock-based compensation expense over the vesting term generally on a straight-line basis, but at least equal to the portion of the grant-date fair value of the award that is vested at that date. In addition, we have a limited number of market-based stock units and performance-based stock units (collectively referred to as "PSUs"). For market-based awards, we calculated the fair value using a Monte Carlo valuation model. For performance-based awards, we determine the grant-date fair value to be the quoted price of our common stock at the date of grant. The fair value, net of actual forfeitures, is amortized as stock-based compensation over the vesting term, generally a two or three year period, on an accelerated basis. The number of shares that ultimately vest depends on achieving certain performance metrics or performance goals, as applicable, by the end of the performance period, assuming there is no accelerated vesting for, among other things, a termination of employment under certain circumstances. We record RSUs that may be settled by the holder in cash, rather than shares, as a liability and we remeasure these instruments at fair value at the end of each reporting period. Upon settlement of these awards, our total compensation expense recorded over the vesting period of the awards will equal the settlement amount, which is based on our stock price on the settlement date.

Stock Options. Our employee stock options consist of service based awards. We measure the value of stock options issued or modified, including unvested options assumed in acquisitions, on the grant date (or modification or acquisition dates, if applicable) at fair value, using appropriate valuation techniques, including the Black-Scholes. We amortize the fair value, net of actual forfeitures, over the remaining explicit vesting term in the case of service-based awards and the longer of the derived service period or the explicit service period for awards with market conditions on a straight-line basis. In addition, we classify certain employee option awards as liabilities when we deem it not probable that the employees holding the awards will bear the risk and rewards of stock ownership for a reasonable period of time. Such options are revalued at the end of each reporting period and upon settlement our total compensation expense recorded from grant date to settlement date will equal the settlement amount. All outstanding options are fully vested as of December 31, 2024.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of our original estimates of fair value.

Earnings Per Share

We compute basic earnings per share by taking net income or loss attributable to Expedia Group, Inc. available to common stockholders divided by the weighted average number of common and Class B common shares outstanding during the period excluding restricted stock and stock held in escrow. Diluted earnings per share include the potential dilution that could occur from stock-based awards and other stock-based commitments (which includes our Convertible Notes) using the treasury stock or the if converted method, as applicable. For additional information on how we compute earnings per share, see NOTE 12 — Earnings Per Share.

Fair Value Recognition, Measurement and Disclosure

The carrying amounts of cash and cash equivalents and restricted cash and cash equivalents reported on our consolidated balance sheets approximate fair value as we maintain them with various high-quality financial institutions. The accounts receivable are short-term in nature and are generally settled shortly after the sale.

We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Certain Risks and Concentrations

Our business is subject to certain risks and concentrations including dependence on relationships with travel suppliers, primarily airlines and hotels, dependence on third-party technology providers, exposure to risks associated with online commerce security and payment related fraud. We also rely on global distribution system partners and third-party service providers for certain fulfillment services**.**

Financial instruments, which potentially subject us to concentration of credit risk, consist primarily of cash and cash equivalents. We maintain some cash and cash equivalents balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits. Our cash and cash equivalents are primarily composed of term deposits as well as bank (both interest and non-interest bearing) account balances denominated in U.S. dollars, Canadian dollar, Euros, British pound, Indian Rupee, Brazilian real, South Korean Won, Australian dollar and Japanese Yen.

Contingent Liabilities

We have a number of regulatory and legal matters outstanding, as discussed further in NOTE 15 — Commitments and Contingencies. Periodically, we review the status of all significant outstanding matters to assess the potential financial exposure. When (i) it is probable that an asset has been impaired or a liability has been incurred and (ii) the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both of these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Occupancy and Other Taxes

Some states and localities impose taxes (e.g. transient occupancy, accommodation tax, sales tax, and/or business privilege tax) on the use or occupancy of hotel accommodations or other traveler services. Generally, hotels collect taxes based on the room rate paid to the hotel and remit these taxes to the various tax authorities. When a customer books a room through one of our travel services, we collect a tax recovery charge from the customer which we pay to the hotel. We calculate the tax recovery charge by applying the applicable tax rate supplied to us by the hotels to the amount that the hotel has agreed to receive for the rental of the room by the consumer. In most jurisdictions, we do not collect or remit taxes, nor do we pay taxes to the hotel operator on the portion of the customer payment we retain. Some jurisdictions have questioned our practice in this regard. While the applicable tax provisions vary among the jurisdictions, we generally believe that we are not required to collect and remit such taxes. A limited number of taxing jurisdictions have made similar claims against certain of our companies for tax amounts due on the rental amounts charged by owners of alternative accommodations properties or for taxes on our services. We are an intermediary between a traveler and a party renting a vacation property and we believe is similarly not liable for such taxes. We are engaged in discussions with tax authorities in various jurisdictions to resolve these issues. Some tax authorities have brought lawsuits or have levied assessments asserting that we are required to collect and remit tax. The ultimate resolution in all jurisdictions cannot be determined at this time. We have established a reserve for the potential settlement of issues related to hotel occupancy and other taxes when determined to be probable and estimable. See NOTE 15 — Commitments and Contingencies for further discussion.

Recently Adopted Accounting Policies

As of January 1, 2024, we adopted the new guidance related to the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. See NOTE 17 — Segment Information for the added disclosures.

Recent Accounting Policies Not Yet Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued new guidance to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new guidance is effective for public business entities for annual periods beginning after December 15, 2024. We will incorporate the new guidance in our tax disclosures in our consolidated financial statements for the fiscal year ended December 31, 2025.

In November 2024, the FASB issued new guidance expanding disclosure requirements related to certain income statement expenses. The guidance requires tabular footnote disclosure of certain operating expenses disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement's expense caption, as applicable. The effective date is for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.

NOTE 3 — Fair Value Measurements

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 are classified using the fair value hierarchy in the table below:

	Total	Level 1	Level 2
		(In millions)	
Assets			
Cash equivalents:			
Money market funds	$ 113	$ 113	$ —
Term deposits and certificates of deposit	163	—	163
Commercial paper	2	—	2
Derivatives:			
Cross-currency interest rate swaps	25	—	25
Investments:			
Equity investments	895	895	—
Corporate debt securities	354	—	354
U.S. treasury securities	70	—	70
Asset-backed securities	62	—	62
Term deposits and certificates of deposit	3	—	3
U.S. agency securities	8	—	8
Non-U.S. government securities	3	—	3
Commercial paper	2	—	2
Total assets	$ 1,700	$ 1,008	$ 692
Liabilities			
Derivatives:			
Foreign currency forward contracts	$ 2	$ —	$ 2

Financial assets measured at fair value on a recurring basis as of December 31, 2023 are classified using the fair value hierarchy in the table below:

	Total	Level 1	Level 2
		(In millions)	
Assets			
Cash equivalents:			
Money market funds	$ 168	$ 168	$ —
Term deposits	71	—	71
Derivatives:			
Cross-currency interest rate swaps	8	—	8
Investments:			
Term deposits	28	—	28
Equity investments	584	584	—
Total assets	$ 859	$ 752	$ 107
Liabilities			
Derivatives:			
Foreign currency forward contracts	$ 9	$ —	$ 9

We classify our cash equivalents and investments within Level 1 and Level 2 as we value our cash equivalents and investments using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Valuation of the foreign currency forward contracts is based on foreign currency exchange rates in active markets, a Level 2 input. Valuation of the cross-currency interest rate swaps is based on foreign currency exchange rates and the current interest rate curve, Level 2 inputs.

We hold term deposit investments with financial institutions. Term deposits with original maturities of less than three months are classified as cash equivalents. Those with remaining maturities of less than one year are classified within short-term investments and those with remaining maturities of greater than one year are classified within long-term investments and other assets.

As of December 31, 2024 and 2023, our cash and cash equivalents consisted primarily of term deposits, certificates of deposits, and money market funds with maturities of three months or less and bank account balances.

We primarily invest in investment grade corporate debt securities, U.S. treasury securities, and asset-backed securities, all of which are classified as available-for-sale. As of December 31, 2024, we had $300 million of short-term and $202 million of long-term available-for-sale investments, which generally mature within four years. The amortized cost basis of the investments approximated their fair value with gross unrealized gains and gross unrealized losses of less than $1 million. We review our debt securities on a regular basis for impairment. During 2024, we did not recognize an allowance for credit-related losses on any of our investments.

We use foreign currency forward contracts to economically hedge certain merchant revenue exposures, foreign denominated liabilities related to certain of our loyalty programs and our other foreign currency-denominated operating liabilities. As of December 31, 2024, we were party to outstanding forward contracts hedging our liability exposures with a total net notional value of $3.9 billion. As of December 31, 2024 and 2023, we had net forward liability of $2 million ($42 million gross forward liability) and $9 million ($28 million gross forward liability) recorded in accrued expenses and other current liabilities. We recorded $33 million, $24 million and $66 million in net losses from foreign currency forward contracts in 2024, 2023 and 2022.

On March 2, 2022, we entered into two fixed-to-fixed cross-currency interest rate swaps with an aggregate notional amount of €300 million, and maturity dates of February 2026. The swaps were designated as net investment hedges of Euro assets with the objective to protect the U.S. dollar value of our net investments in the Euro foreign operations due to movements in foreign currency. The fair value of the cross-currency interest rate swaps was an $25 million asset as of December 31, 2024 and a $8 million asset as of December 31, 2023, recorded in long-term investments and other assets. The gain recognized in interest expense was $5 million during the years ended December 31, 2024, 2023 and 2022.

Our equity investments include our marketable equity investment in Despegar, a publicly traded company, which is included in long-term investments and other assets in our consolidated balance sheets. During the years ended December 31, 2024, 2023, and 2022, we recognized gains (losses) of approximately 94 million, 42 million and (45) million, respectively, within other, net in our consolidated statements of operations related to the fair value changes of this equity investments.

In connection with our disposition of Egencia (our former corporate travel arm) in 2021, we became an indirect holder of minority interest in GBT JerseyCo Ltd. ("GBT"), doing business as American Express Global Business Travel, and entered into a 10-year lodging supply agreement. In May 2022, GBT completed a deSPAC business combination with Apollo Strategic Growth Capital. This combination resulted in a newly publicly traded company, Global Business Travel Group, Inc. ("GBTG"), which together with GBT's pre-combination shareholders owned all of GBT. Post combination, we had minority ownership interest in GBT and a commensurate voting interest in GBTG. In July 2023, GBTG simplified its organizational structure, and we exchanged our previously held GBT shares for an equal number of GBTG shares with no change to our ownership interest. Our previous GBT shares were exchangeable on a 1:1 basis for GBTG shares, and as such, we valued our investment based on the GBTG's share price. As of December 31, 2024 and 2023, we have an approximately 16% ownership interest in GBTG. During the years ended December 31, 2024, 2023, and 2022, we recognized gains (losses) of approximately $217 million, $(26) million and $(300) million within other, net in our consolidated statements of operations related to the fair value changes of this equity investment.

Assets Measured at Fair Value on a Non-recurring Basis

Our non-financial assets, such as goodwill, intangible assets and property and equipment, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs. We measure our minority investments that do not have readily determinable fair values at cost less impairment, adjusted by observable price changes with changes recorded within other, net on our consolidated statements of operations.

Goodwill. During 2023, we recognized a goodwill impairment charge of $297 million related to our trivago segment. This impairment charge resulted from trivago's strategic shift which included intensifying its brand marketing investments with an anticipated decrease in profitability. As a result, we concluded that sufficient indicators existed that to require us to perform an interim quantitative assessment of goodwill for our trivago segment as of September 30, 2023, in which we compared the fair value of the reporting unit to its carrying value. The fair value estimate for the reporting unit was based on a blended analysis of the present value of future discounted cash flows and market value approach, Level 3 inputs. The significant estimates used in the discounted cash flows model included our weighted average cost of capital, projected cash flows and the long-term rate of growth. Our assumptions were based on the actual historical performance of the reporting unit and considered the weakening of operating results, and implied risk premiums based on market prices of our equity and debt as of the assessment date. Our significant estimates in the market approach model included identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment and assessing comparable revenue and earnings multiples in estimating the fair value of the reporting unit. The excess of the reporting unit's carrying value over our estimate of the fair value was recorded as the goodwill impairment charge in the third quarter of 2023. As of December 31, 2023, our trivago segment had no goodwill remaining.

Intangible Assets. During 2024, we recognized intangible asset impairment charges of $147 million related to indefinite-lived trade names, of which $114 million related to our B2C segment and $33 million related to our trivago segment. The B2C indefinite-lived trade name impairment charges were recorded during the fourth quarter of 2024 as part of our annual impairment test and resulted from changes in estimated future revenues of one of our B2C brands. The trivago indefinite-lived trade name impairment charge was recognized during the third quarter of 2024 and resulted from a decline in trivago revenue in the current year as well as trivago's share price decline, which reduced its total market capitalization relative to its net assets. These indefinite-lived trade name assets were classified as Level 3 measurements and valued using the relief-from-royalty method, which included unobservable inputs, including projected revenues, weighted average cost of capital and royalty rates. The royalty rates for our impairments in 2024 ranged from 2.5% to 4%.

During 2023, we recognized intangible asset impairment charges of $129 million related to indefinite-lived trade names that resulted from changes in estimated future revenues of the related brands, of which $114 million related to our B2C segment and $15 million related to our trivago segment. The royalty rates for our impairments ranged from 3% to 4%. During 2022, we recognized intangible impairment charges of $81 million related to an indefinite-lived trade name within our trivago segment that resulted from changes in the weighted average cost of capital.

Minority Investments without Readily Determinable Fair Values. As of December 31, 2024 and 2023, the carrying values of our minority investments without readily determinable fair values totaled $293 million and $330 million. During 2024, we sold a minority investment for $15 million and recognized an immaterial gain on the transaction. In addition, during 2024, we recorded $22 million of losses related to a minority investment, resulting from a valuation using an option pricing model that utilizes judgmental inputs such as discounts for lack of marketability and estimated exit event timing. During 2023 and 2022, we had no material gains or losses recognized related to these minority investments. As of December 31, 2024, total cumulative adjustments made to the initial cost basis of these investments included $127 million in unrealized downward adjustments (including impairments).

NOTE 4 — Property and Equipment, Net

Our property and equipment consists of the following:

	December 31,	
	2024	2023
	(In millions)	
Capitalized software development	$ 3,373	$ 3,290
Computer equipment	170	202
Furniture and other equipment	115	113
Buildings and leasehold improvements	1,227	1,222
Land	146	146
	5,031	4,973
Less: accumulated depreciation	(2,814)	(2,765)
Projects in progress	196	151
Property and equipment, net	$ 2,413	$ 2,359

As of December 31, 2024 and 2023, our recorded capitalized software development costs, net of accumulated amortization, which have been placed in service were $1.1 billion and $999 million. For the years ended December 31, 2024, 2023 and 2022, we recorded amortization of capitalized software development costs of $671 million, $642 million and $597 million included in depreciation and amortization expense.

As of December 31, 2024, 2023 and 2022, we had $2 million, $5 million and $26 million, respectively, included in accounts payable for the acquisition of property and equipment, which is considered a non-cash investing activity in the consolidated statements of cash flows.

NOTE 5 – Leases

We have operating leases for office space and data centers. Our leases have remaining lease terms of one year to 13 years, some of which include options to extend the leases for up to ten years, and some of which include options to terminate the leases within one year.

Operating lease costs were $85 million, $97 million and $99 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Supplemental cash flow information related to leases were as follows:

	Year ended December 31,		
	2024	2023	2022
	(In millions)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating lease payments	$ 80	$ 92	$ 96
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	22	86	75

Supplemental consolidated balance sheet information related to leases were as follows:

	December 31, 2024	December 31, 2023
	(in millions)	
Operating lease right-of-use assets	$ 305	$ 357
Current lease liabilities, included within Accrued expenses and other current liabilities	$ 63	$ 66
Long-term lease liabilities, included within Operating lease liabilities	265	314
Total operating lease liabilities	$ 328	$ 380
Weighted average remaining lease term	6.2 years	6.9 years
Weighted average discount rate	4.2 %	4.1 %

Maturities of lease liabilities are as follows:

	Operating Leases
	(in millions)
Year ending December 31,	
2025	$ 74
2026	68
2027	63
2028	56
2029	47
2030 and thereafter	63
Total lease payments	371
Less: imputed interest	(43)
Total	$ 328

NOTE 6 — Goodwill and Intangible Assets, Net

The following table presents our goodwill and intangible assets as of December 31, 2024 and 2023:

	December 31,			
	2024		2023	
	(In millions)			
Goodwill	$	6,844	$	6,849
Intangible assets with indefinite lives		763		912
Intangible assets with definite lives, net		54		111
	$	7,661	$	7,872

Impairment Assessments. We perform our annual assessment of possible impairment of goodwill and indefinite-lived intangible assets as of October 1, or more frequently if events and circumstances indicate that an impairment may have occurred.

During the third quarter of 2024, we recognized intangible impairment charges of $33 million related to an indefinite-lived trade name within our trivago segment that resulted from a decline in revenue in the current year as well as trivago's share price decline, which reduced its total market capitalization relative to its net assets. In addition, during our annual assessment of goodwill and intangible assets during the fourth quarter of 2024, we recognized intangible impairment charges of $114 million related to an indefinite-lived trade name within our B2C segment.

During 2023, due to a strategic shift at trivago, which included intensifying its brand marketing investments with an anticipated decrease in profitability, in addition to our annual assessment, we deemed it necessary to perform an interim assessment of goodwill and intangible assets. As a result of the assessment during the third quarter of 2023, we recognized a goodwill impairment charge of 297 million related to our trivago segment as well as intangible impairment charges of $15 million related to indefinite-lived trade name within our trivago segment. In addition, during the fourth quarter of 2023, we recognized intangible impairment charges of $114 million related to indefinite-lived trade names within our B2C segment.

During 2022, we recognized intangible impairment charges of $81 million related to an indefinite-lived trade name within our trivago segment.

Goodwill. The following table presents the changes in goodwill by reportable segment:

	B2C		B2B		trivago		Total	
	(In millions)							
Balance as of December 31, 2022	$	6,433	$	412	$	298	$	7,143
Impairment charges		—		—		(297)		(297)
Foreign exchange translation and other		3		1		(1)		3
Balance as of December 31, 2023		6,436		413		—		6,849
Foreign exchange translation and other		(3)		(2)		—		(5)
Balance as of December 31, 2024	$	6,433	$	411	$	—	$	6,844

As of December 31, 2024 and 2023, accumulated goodwill impairment losses in total were $3.6 billion, of which $3.0 billion was associated with our B2C segment, $537 million was associated with our trivago segment and $14 million was associated with our B2B segment.

Indefinite-lived Intangible Assets. Our indefinite-lived intangible assets relate principally to trade names and trademarks acquired in various acquisitions.

Intangible Assets with Definite Lives. The following table presents the components of our intangible assets with definite lives as of December 31, 2024 and 2023:

	December 31, 2024			December 31, 2023		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	(In millions)					
Customer relationships	$ 380	$ (369)	$ 11	$ 382	$ (353)	$ 29
Supplier relationships	475	(474)	1	480	(471)	9
Domain names	166	(145)	21	167	(131)	36
Other	648	(627)	21	689	(652)	37
Total	$ 1,669	$ (1,615)	$ 54	$ 1,718	$ (1,607)	$ 111

Amortization expense was $57 million, $59 million and $88 million for the years ended December 31, 2024, 2023 and 2022. The estimated future amortization expense related to intangible assets with definite lives as of December 31, 2024, assuming no subsequent impairment of the underlying assets, is as follows, in millions:

2025	$	38
2026		12
2027		4
Total	$	54

NOTE 7 — Debt

The following table sets forth our outstanding debt:

	December 31,	
	2024	2023
	(In millions)	
6.25% senior notes due 2025	$ 1,043	$ 1,039
5.0% senior notes due 2026	749	748
0% convertible senior notes due 2026	996	993
4.625% senior notes due 2027	747	746
3.8% senior notes due 2028	997	996
3.25% senior notes due 2030	1,240	1,238
2.95% senior notes due 2031	494	493
Total debt[(1)]	$ 6,266	$ 6,253
Current maturities of long-term debt	(1,043)	—
Long-term debt, excluding current maturities	$ 5,223	$ 6,253

_____

(1)   Net of applicable discounts and debt issuance costs.

Outstanding Debt

Senior Notes Outstanding. In prior years, we issued the following senior notes, which are still outstanding as of December 31, 2024:

- Approximately $1 billion of senior unsecured notes that are due in May 2025 that bear interest at 6.25% (the "6.25% Notes"). The 6.25% Notes were issued at a price of 100% of the aggregate principal amount. Interest is payable semi-annually in arrears in May and November of each year. We may redeem some or all of the 6.25% Notes at any time prior to February 1, 2025 by paying a "make-whole" premium plus accrued and unpaid interest, if any. We may redeem some or all of the 6.25% Notes on or after February 1, 2025 at par plus accrued and unpaid interest, if any.

- $750 million of registered senior unsecured notes that are due in February 2026 that bear interest at 5.0% (the "5.0% Notes"). The 5.0% Notes were issued at 99.535% of par resulting in a discount, which is being amortized over their life. Interest is payable semi-annually in arrears in February and August of each year. We may redeem the 5.0% Notes at our option at any time in whole or from time to time in part. If we elect to redeem the 5.0% Notes prior to November 12, 2025, we may redeem them at a redemption price of 100% of the principal plus accrued interest, plus a "make-whole" premium. If we elect to redeem the 5.0% Notes on or after November 12, 2025, we may redeem them at a redemption price of 100% of the principal plus accrued interest.

- $750 million of registered senior unsecured notes that are due in August 2027 that bear interest at 4.625% (the "4.625% Notes"). The 4.625% Notes were issued at a price of 99.997% of the aggregate principal amount. Interest is payable semi-annually in arrears in February and August of each year. We may redeem some or all of the 4.625% Notes at any time prior to May 1, 2027 by paying a "make-whole" premium plus accrued and unpaid interest, if any. We may redeem some or all of the 4.625% Notes on or after May 1, 2027 at par plus accrued and unpaid interest, if any.

- $1 billion of registered senior unsecured notes that are due in February 2028 that bear interest at 3.8% (the "3.8% Notes"). The 3.8% Notes were issued at 99.747% of par resulting in a discount, which is being amortized over their life. Interest is payable semi-annually in arrears in February and August of each year. We may redeem the 3.8% Notes at our option at any time in whole or from time to time in part. If we elect to redeem the 3.8% Notes prior to November 15, 2027, we may redeem them at a redemption price of 100% of the principal plus accrued interest, plus a "make-whole" premium. If we elect to redeem the 3.8% Notes on or after November 15, 2027, we may redeem them at a redemption price of 100% of the principal plus accrued interest.

- $1.25 billion of registered senior unsecured notes that are due in February 2030 and bear interest at 3.25% (the "3.25% Notes"). The 3.25% Notes were issued at 99.225% of par resulting in a discount, which is being amortized over their life. Interest is payable semi-annually in arrears in February and August of each year. We may redeem the 3.25% Notes at our option at any time in whole or from time to time in part. If we elect to redeem the 3.25% Notes prior to November 15, 2029, we may redeem them at a redemption price of 100% of the principal plus accrued interest, plus a "make-whole" premium. If we elect to redeem the 3.25% Notes on or after November 15, 2029, we may redeem them at a redemption price of 100% of the principal plus accrued interest.

- $500 million of senior unsecured notes that are due in March 2031 and bear interest at 2.95% (the "2.95% Notes"). The 2.95% Notes were issued at a price of 99.081% of the aggregate principal amount. Interest is payable semi-annually in arrears in March and September of each year and the interest rate is subject to adjustment based on certain ratings events. We may redeem some or all of the 2.95% Notes at any time prior to December 15, 2030 by paying a "make-whole" premium plus accrued and unpaid interest, if any. We may redeem some or all of the 2.95% Notes on or after December 15, 2030 at par plus accrued and unpaid interest, if any.

All of our outstanding senior notes (collectively the "Senior Notes") are senior unsecured obligations issued by Expedia Group and guaranteed by certain domestic Expedia Group subsidiaries. The Senior Notes rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations of Expedia Group and the guarantor subsidiaries. In addition, the Senior Notes include covenants that limit our ability to (i) create certain liens, (ii) enter into sale/leaseback transactions and (iii) merge or consolidate with or into another entity or transfer substantially all of our assets. The Senior Notes are redeemable in whole or in part, at the option of the holders thereof, upon the occurrence of certain change of control triggering events at a purchase price in cash equal to 101% of the principal plus accrued and unpaid interest. Accrued interest related to the Senior Notes was $73 million as of both December 31, 2024 and 2023.

Convertible Notes Outstanding. The net carrying amount of the Convertible Notes as of December 31, 2024 and 2023 was $996 million and $993 million, respectively, which reflects the $1 billion in principal less unamortized debt issuance costs of $4 million and $7 million, respectively. Interest expense related to the amortization of the debt issuance costs for the Convertible Notes was $3 million during both of the years ended December 31, 2024 and 2023.

The Convertible Notes are unsecured, unsubordinated obligations and rank equally in right of payment with each other and with all of our existing and future unsecured and unsubordinated obligations, including our existing senior notes. The Convertible Notes are fully and unconditionally guaranteed by the subsidiary guarantors, which include each domestic subsidiary that is a borrower under or guarantees the obligations under our existing senior secured credit agreement. So long as the guarantees are in effect, each subsidiary guarantor's guarantee will be the unsecured, unsubordinated obligation of such subsidiary guarantor and will rank equally in right of payment with each other and with all of such subsidiary guarantor's existing and future unsecured and unsubordinated obligations, including such subsidiary guarantor's guarantees of our existing senior notes.

The Convertible Notes will mature on February 15, 2026, unless earlier converted, redeemed or repurchased. The Convertible Notes will not bear regular interest, and the principal amount of the Convertible Notes will not accrete.

The Convertible Notes have an initial conversion rate of 3.9212 shares of common stock of Expedia Group with a par value $0.0001 per share (referred to as "our common stock" herein), per $1,000 principal amount of Convertible Notes, which is equal to an initial conversion price of approximately $255.02 per share of our common stock. The conversion rate is subject to adjustment from time to time upon the occurrence of certain events, including, but not limited to, the issuance of stock dividends and payment of cash dividends. At any time prior to the close of business on the business day immediately preceding November 15, 2025, holders may convert their Convertible Notes at their option only under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is equal to or greater than 130% of the conversion price then in effect on each applicable trading day;

- during the five business day period immediately after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

- if the Company calls any or all of the Convertible Notes for redemption, at any time prior to the close of business on the business day immediately prior to the redemption date, but only with respect to the Convertible Notes called for redemption (or deemed called for redemption); or

- upon the occurrence of specified corporate events.

Irrespective of the foregoing conditions, holders may convert their Convertible Notes on or after November 15, 2025 and prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Additionally, upon the occurrence of a corporate event that constitutes a "make-whole fundamental change" per the indenture, or if we call the Convertible Notes for redemption, and a holder elects to convert its Convertible Notes in connection with such make-whole fundamental change or during the related redemption period, as the case may be, such holder may be entitled to an increase in the conversion rate in certain circumstances as described in the indenture. Upon conversion, holders will receive cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

Prior to the 41st scheduled trading day immediately preceding the maturity date, if the last reported sale price per share of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption, we may redeem for cash all or part of the Convertible Notes at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date, except as otherwise described in the indenture.

Estimated Fair Value. The total estimated fair value of our Senior Notes was approximately $5.1 billion as of both December 31, 2024 and 2023. Additionally, the estimated fair value of the Convertible Notes was $997 million and $953 million as of December 31, 2024 and 2023. The fair value was determined based on quoted market prices in less active markets and is categorized accordingly as Level 2 in the fair value hierarchy.

Redemption of Senior Notes

During 2022, we early redeemed all of our €650 million registered senior unsecured notes that were due June 2022 and bore interest at 2.5% (the "2.5% Notes"), all of our $500 million registered senior unsecured notes that were due December 2023 and bore interest at 3.6% (the "3.6% Notes"), and all of our $500 million registered senior unsecured notes that were due August 2024 and bore interest at 4.5% (the "4.5% Notes"), which resulted in the recognition of a loss on debt extinguishment of $24 million during the year ended December 31, 2022. This loss primarily reflected the payment of "make-whole" premiums of $20 million for the 3.6% and 4.5% Notes as well as the write-off of unamortized debt issuance costs and discounts of $4 million.

In addition, during 2022, we settled a tender offer to purchase $500 million in aggregate principal of our 2.95% Senior Notes due 2031 (the "2.95% Notes") for an aggregate cash repurchase price of approximately $418 million, which resulted in the recognition of a net gain on debt extinguishment of $73 million. The net gain included the write-off of debt issuance costs and discounts of $8 million as well as fees of $1 million.

Credit Facility

As of December 31, 2024 and 2023, Expedia Group maintained a $2.5 billion revolving credit facility that matures in April 2027. As of December 31, 2024 and 2023, we had no revolving credit facility borrowings outstanding. Loans under the revolving credit facility bear interest at a rate equal to an index rate plus a margin (a) in the case of term benchmark loans, ranging from 1.00% to 1.75% per annum, depending on Expedia Group's credit ratings, and (b) in the case of base rate loans, ranging from 0.00% to 0.75% per annum, depending on Expedia Group's credit ratings. A fee is payable quarterly in respect of undrawn commitments under the revolving credit facility at a rate ranging from 0.10% to 0.25% per annum, depending on Expedia Group's credit ratings. The terms of the revolving credit facility require Expedia Group to not exceed a specified maximum consolidated leverage ratio as of the end of each fiscal quarter.

The revolving credit facility has a $120 million letter of credit ("LOC") sublimit, and the amount of LOCs issued under the facility reduced the credit amount available. As of December 31, 2024 and 2023, there was $45 million and $40 million of outstanding stand-by LOCs issued under the facility.

NOTE 8 — Employee Benefit Plans

Our U.S. employees are generally eligible to participate in a retirement and savings plan that qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may contribute up to 50% of their eligible compensation on a pre-tax and/or Roth basis. Employees may also contribute up to 10% after-tax, not to exceed 60% of pay and not more than statutory limits. Expedia Group makes matching contributions in an amount equal to 50% of participant 401(k) contributions up to the first 6% of their compensation each payroll period. Our contribution vests with the employee after the employee completes two years of service. Participating employees have the option to invest in our common stock, but there is no requirement for participating employees to invest their contribution or our matching contribution in our common stock. We also have various defined contribution plans for our international employees. Our contributions to these benefit plans were $69 million, $72 million and $63 million for the years ended December 31, 2024, 2023 and 2022.

NOTE 9 — Stock-Based Awards and Other Equity Instruments

Pursuant to the Amended and Restated Expedia Group, Inc. 2005 Stock and Annual Incentive Plan, we may grant restricted stock, restricted stock awards, RSUs, stock options and other stock-based awards, such as PSUs, to directors, officers, employees and consultants. As of December 31, 2024, we had approximately nine million shares of common stock reserved for new stock-based awards under the 2005 Stock and Annual Incentive Plan. We issue new shares to satisfy the exercise or release of stock-based awards.

The following table presents a summary of RSU activity:

	RSUs	Weighted Average Grant-Date Fair Value
	(In thousands)	
Balance as of December 31, 2023	8,073	$ 123.24
Granted	3,927	137.27
Vested	(4,268)	134.85
Cancelled	(1,020)	121.65
Balance as of December 31, 2024	6,712	124.31

The following table presents a summary of PSU activity:

	PSUs		Weighted Average Grant-Date Fair Value
	(In thousands)		
Shares probable to be issued as of December 31, 2023	277	$	99.84
Granted	285		133.33
Performance Shares Adjustment[1]	10		118.53
Vested	(37)		192.05
Cancelled	(189)		125.05
Shares probable to be issued as of December 31, 2024[1]	346		99.88

_____

(1)   Outcome for vested market-based awards is updated based upon achievement of certain stock price growth rate targets of the Company's common stock. Probable outcome for unvested market-based awards is based upon achievement of certain stock price growth rate targets of the Company's common stock as of December 31, 2024. Probable outcome for unvested performance-based awards is updated based upon changes in actual and forecasted operating results or expected achievement of performance goals, as applicable, and the impact of modifications.

The total market value of RSU and PSU shares vested during the years ended December 31, 2024, 2023 and 2022 was $578 million, $316 million and $336 million.

The following table summarizes the estimated vesting, as of December 31, 2024, of PSUs granted in 2024, 2023 and 2022, net of forfeiture and vesting since the respective grant dates:

	By Grant Year				Weighted Average Grant-Date Fair Value
Performance Stock Units	2024	2023	2022	Total	
	(In thousands)				
Shares probable to be issued	—	346	—	346 $	99.88
Shares that could be issued if maximum performance thresholds are met	494	346	153	993	135.45

The following table presents a summary of our stock option activity:

	Options	Weighted Average Exercise Price	Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In millions)
Balance as of December 31, 2023	3,211 $	143.42		
Exercised	(781)	109.14		
Cancelled	(38)	126.34		
Balance as of December 31, 2024	2,392	154.61	1.6 $	76
Exercisable as of December 31, 2024	2,392	154.61	1.6	76

The aggregate intrinsic value of outstanding options shown in the stock option activity table above represents the total pretax intrinsic value at December 31, 2024, based on our closing stock price of $186.33 as of the last trading date in 2024. The total intrinsic value of stock options exercised was $33 million, $9 million and $89 million for the years ended December 31, 2024, 2023 and 2022.

There were no options granted during 2024, 2023 or 2022.

In 2024, 2023 and 2022, we recognized total stock-based compensation expense of $458 million, $413 million and $374 million. The total income tax benefit related to stock-based compensation expense was $152 million, $88 million and $106 million for 2024, 2023 and 2022. We capitalized $81 million, $71 million and $54 million of stock-based compensation expense associated with the cost of developing internal-use software in 2024, 2023 and 2022.

Cash received from stock-based award exercises for the years ended December 31, 2024, 2023 and 2022 was $67 million, $60 million and $98 million, respectively. Total current income tax benefits during the years ended December 31,

2024, 2023 and 2022 associated with the exercise of stock-based awards held by our employees were $24 million, $17 million and $17 million, respectively.

As of December 31, 2024, there was approximately $795 million of unrecognized stock-based compensation expense related to unvested stock-based awards, which is expected to be recognized in expense over a weighted-average period of 1.38 years.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan ("ESPP"), which allows shares of our common stock to be purchased by eligible employees at three-month intervals at 85% of the fair market value of the stock on the last day of each three-month period. Eligible employees were allowed to contribute up to 15% of their base compensation. During 2024, 2023 and 2022, approximately 415,000, 442,000, and 305,000 shares were purchased under this plan for an average price of $116.91, $92.56 and $109.36 per share. As of December 31, 2024, we have reserved approximately 1.0 million shares of our common stock for issuance under the ESPP.

NOTE 10 — Income Taxes

The following table summarizes our U.S. and foreign income (loss) before income taxes:

	Year Ended December 31,		
	2024	2023	2022
	(In millions)		
U.S.	$ 1,280	$ 935	$ 67
Foreign	262	83	471
Total	$ 1,542	$ 1,018	$ 538

Provision for Income Taxes

The following table summarizes our provision for income taxes:

	Year Ended December 31,		
	2024	2023	2022
	(In millions)		
Current income tax expense:			
U.S. federal	$ 123	$ 128	$ 17
State	30	36	6
Foreign	91	104	102
Current income tax expense	244	268	125
Deferred income tax (benefit) expense:			
U.S. federal	77	75	(4)
State	18	(4)	(2)
Foreign	(21)	(9)	76
Deferred income tax (benefit) expense	74	62	70
Income tax expense	$ 318	$ 330	$ 195

We reduced our current income tax payable by $24 million, $17 million, and $17 million for the years ended December 31, 2024, 2023 and 2022 for tax deductions attributable to stock-based compensation.

Deferred Income Taxes

As of December 31, 2024 and 2023, the significant components of our deferred tax assets and deferred tax liabilities were as follows:

	December 31,			
	2024		**2023**	
	(In millions)			
Deferred tax assets:				
Provision for accrued expenses	$	47	$	42
Deferred loyalty rewards		217		204
Net operating loss and tax credit carryforwards		130		314
Property and equipment		25		23
Capitalized research and development		391		325
Operating lease liabilities		118		130
Long-term investments		108		168
Other		59		79
Total deferred tax assets		1,095		1,285
Less valuation allowance		(176)		(244)
Net deferred tax assets	$	919	$	1,041
Deferred tax liabilities:				
Goodwill and intangible assets		(308)		(345)
Anticipatory foreign tax credits		(17)		(16)
Operating lease ROU assets		(115)		(127)
Other		(2)		—
Total deferred tax liabilities	$	(442)	$	(488)
Net deferred tax assets	$	477	$	553

As of December 31, 2024, we had state net operating loss carryforwards ("NOLs") of approximately $229 million and foreign NOLs of approximately $272 million. State NOLs of $68 million may be carried forward indefinitely, and state NOLs of $161 million expire at various times starting from 2025. Foreign NOLs of $175 million may be carried forward indefinitely, and foreign NOLs of $97 million expire at various times starting from 2026. As of December 31, 2024, we had tax credit carryforwards of approximately 103 million, which expire at various times starting from 2038.

As of December 31, 2024, we had a valuation allowance of approximately $176 million related to capital loss carryforwards and unrealized losses on minority investments for which it is more likely than not the tax benefits will not be realized. The valuation allowance decreased by $68 million from the amount recorded as of December 31, 2023, primarily due to a decrease in the unrealized losses on minority investments. The amount of the deferred tax asset considered realizable may be adjusted if capital gains are realized or if, in certain jurisdictions, objective negative evidence in the form of cumulative GAAP losses is no longer applicable and additional weight may be given to subjective evidence such as our projections for growth.

Most of our foreign undistributed earnings have already been subject to U.S. federal income tax. We do not assert indefinite reinvestment on the undistributed earnings of our foreign subsidiaries.

Reconciliation of U.S. Federal Statutory Income Tax Rate to Effective Income Tax Rate

A reconciliation of amounts computed by applying the U.S. federal statutory income tax rate to income before income taxes to total income tax expense is as follows:

	Year Ended December 31,					
	2024		2023		2022	
	(In millions)					
Income tax expense at the U.S. federal statutory rate of 21%	$	324	$	214	$	113
Foreign tax rate differential		—		(27)		(75)
U.S. federal research and development credit		(48)		(52)		(40)
Excess tax benefits related to stock-based compensation		(7)		9		(17)
Nondeductible compensation		34		28		37
Unrecognized tax benefits and related interest		37		39		27
Change in valuation allowances		(67)		—		77
Return to provision true-ups		2		(44)		(11)
State taxes		32		22		3
Non-creditable foreign withholding tax		2		3		21
Non-deductible goodwill impairment		—		92		—
Divestitures and entity restructuring		—		67		65
Foreign-derived intangible income		(28)		(25)		(15)
Other, net		37		4		10
Income tax expense	$	318	$	330	$	195

Our effective tax rate for 2024 was broadly in line with the 21% U.S. federal statutory income tax rate. Our effective tax rate for 2023 was higher than the 21% U.S. federal statutory income tax rate due to a non-deductible goodwill impairment and the TripAdvisor audit assessment discussed below, partially offset by research and experimentation credits. Our effective tax rate for 2022 was higher than the 21% U.S. federal statutory income tax rate due to valuation allowances on minority investments and nondeductible compensation, partially offset by research and experimentation credits.

Unrecognized Tax Benefits and Interest

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits and interest is as follows:

	2024		2023		2022	
	(In millions)					
Balance, beginning of year	$	425	$	379	$	349
Increases to tax positions related to the current year		18		19		23
Increases to tax positions related to prior years		4		4		5
Decreases to tax positions related to prior years		(3)		—		—
Settlements during current year		(3)		(1)		(8)
Interest and penalties		27		24		10
Balance, end of year	$	468	$	425	$	379

As of December 31, 2024, we had $468 million of gross unrecognized tax benefits, $239 million of which, if recognized, would affect the effective tax rate. As of December 31, 2023, we had $425 million of gross unrecognized tax benefits, $223 million of which, if recognized, would affect the effective tax rate. As of December 31, 2022, we had $379 million of gross unrecognized tax benefits, $213 million of which, if recognized, would affect the effective tax rate.

We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes in our consolidated statement of operations. Accrued interest and penalties of $117 million and $90 million were reflected in our consolidated balance sheets as of December 31, 2024 and 2023.

The Company is routinely audited by U.S. federal, state, local and foreign income tax authorities. These audits include questioning the timing and amount of income and deductions, and the allocation of income and deductions among various tax jurisdictions. The IRS is currently examining Expedia Group's U.S. consolidated federal income tax returns for the periods ended December 31, 2011 through December 31, 2020. The Company has consented to an extension of the statute of limitations, until June 30, 2026 for the 2011 through 2020 tax years. As of December 31, 2024, for the Expedia Group, Inc. and Subsidiaries group, statutes of limitations for tax years 2011 through 2023 remain open to examination in the U.S. federal jurisdiction and most state jurisdictions. For the HomeAway and Orbitz groups, statutes of limitations for tax years 2007 through 2015 remain open to examination in the U.S. federal and most state jurisdictions due to NOL carryforwards.

For tax years 2011 to 2013 and 2014 to 2016, the IRS issued final adjustments related to transfer pricing with our foreign subsidiaries. The 2011 to 2013 adjustments would result in federal income tax of approximately $244 million, subject to interest. The 2014 to 2016 adjustments would result in federal income tax of approximately $431 million, subject to interest. We do not agree with these adjustments and will continue to vigorously defend our position through administrative procedures. We are also under examination by the IRS for our 2017 to 2020 tax years.

On December 20, 2011, we completed a spin-off of TripAdvisor into a separate publicly-traded corporation. Pursuant to the tax sharing agreement between Expedia Group and TripAdvisor, TripAdvisor is responsible for its potential income tax liabilities in connection with any consolidated income tax returns filed as a part of Expedia Group's consolidated income tax return prior to or in connection with the spin-off. TripAdvisor is required to indemnify Expedia Group for any such taxes, including interest, penalties, legal, and professional fees.

In 2023, TripAdvisor agreed in principle with the IRS to an assessed amount of $120 million, inclusive of interest and state tax effects, for transfer pricing adjustments with its foreign subsidiaries for the 2009 to 2011 tax years. The assessment is a tax liability for tax years when TripAdvisor was part of Expedia Group's consolidated income tax return and is covered by the indemnification pursuant to the tax sharing agreement. In May 2023, Expedia Group received from the IRS the final assessment for the 2009 through 2011 tax years related to the TripAdvisor matter. Expedia Group remitted $113 million in settlement payments to the IRS, as the primary obligor for this assessment, and received the reimbursement required from TripAdvisor in settlement of the indemnification receivable for this matter. During 2023, we recorded $67 million of additional income tax expense and a corresponding tax indemnification adjustment in other, net in our consolidated statements of operations representing the estimate of the incremental assessed payment to the IRS, including state tax effects. During 2024, we recorded an additional $6 million of income tax expense related to interest adjustments for the 2010-2011 tax years.

NOTE 11 — Capital Stock

Common Stock and Class B Common Stock

Our authorized common stock consists of 1.6 billion shares of common stock with par value of $0.0001 per share, and 400 million shares of Class B common stock with par value of $0.0001 per share. Both classes of common stock qualify for and share equally in dividends, if declared by our Board of Directors, and generally vote together on all matters. Common stock is entitled to 1 vote per share and Class B common stock is entitled to 10 votes per share. Holders of common stock, voting as a single, separate class are entitled to elect 25% of the total number of directors. Class B common stockholders may, at any time, convert their shares into common stock, on a one for one share basis. Upon conversion, the Class B common stock is retired and is not available for reissue. In the event of liquidation, dissolution, distribution of assets or winding-up of Expedia Group, Inc., the holders of both classes of common stock have equal rights to receive all the assets of Expedia Group, Inc. after the rights of the holders of the preferred stock, if any, have been satisfied.

Treasury Stock

As of December 31, 2024, the Company's treasury stock was comprised of approximately 164.2 million shares of common stock and 7.3 million Class B shares. As of December 31, 2023, the Company's treasury stock was comprised of approximately 150.6 million shares of common stock and 7.3 million Class B shares.

Share Repurchases. In 2018 and 2019, the Board of Directors and the Executive Committee of the Board, pursuant to a delegation of authority from the Board, authorized a program to repurchase up to 15 million shares and 20 million shares of our common stock (the "2018 Share Repurchase Program" and the "2019 Share Repurchase Program"). In October 2023, the Executive Committee of the Board of Directors, pursuant to a delegation of authority from the Board, authorized an additional program to repurchase up to $5 billion of our common stock ("2023 Share Repurchase Program"). The 2018 and 2019 Share Repurchase Programs have been completed. Our 2023 Share Repurchase Program does not have fixed expiration dates and does not obligate the Company to acquire any specific number of shares. Under the program, shares may be repurchased in the open market or in privately negotiated transactions. The timing, manner, price and amount of any repurchases will be subject to the discretion of the Company and depend on a variety of factors, including the market price of Expedia Group's common stock, general market and economic conditions, regulatory requirements and other business considerations.

Shares repurchased under the authorized programs were as follows:

	Year Ended December 31,		
	2024	2023	2022
Number of shares repurchased	12.1 million	19.1 million	5.2 million
Average price per share	$ 133.85	$ 106.07	$ 96.09
Total cost of repurchases (in millions)[1]	$ 1,616	$ 2,031	$ 500

_____

(1)   Amount excludes transaction costs and the excise tax due under the Inflation Reduction Act of 2022.

As of December 31, 2024, $3.2 billion remains authorized for repurchase with no fixed termination date for the repurchases.

Accumulated Other Comprehensive Income (Loss)

The balance of accumulated OCI as of December 31, 2024 and 2023 was comprised of foreign currency translation adjustments. These translation adjustments include foreign currency transaction gains at December 31, 2024 and 2023 of $19 million ($25 million before tax) and $6 million ($8 million before tax) associated with our cross-currency interest rate swaps. Additionally, translation adjustments include foreign currency transaction losses of $7 million ($10 million before tax) as of both December 31, 2024 and 2023 associated with previously settled Euro-denominated notes that were designated as net investment hedges. See NOTE 2 — Significant Accounting Policies for more information.

Non-redeemable Non-controlling Interests

As of December 31, 2024 and 2023, our ownership interest in trivago was approximately 59.5% and 60.0%.

During 2023, trivago paid a one-time extraordinary dividend totaling approximately EUR 184 million (or approximately EUR 0.53 per share), which included intercompany payments to Expedia Group as well as $78 million to third-parties included in other, net in financing activities on the consolidated statement of cash flows.

NOTE 12 — Earnings Per Share

Basic Earnings Per Share

Basic earnings per share was calculated for the years ended December 31, 2024, 2023 and 2022 using the weighted average number of common and Class B common shares outstanding during the period excluding restricted stock and stock held in escrow.

Diluted Earnings Per Share

For the years ended December 31, 2024, 2023 and 2022, we computed diluted earnings per share using (i) the number of shares of common stock and Class B common stock used in the basic earnings per share calculation as indicated above, (ii) if dilutive, the incremental common stock that we would issue upon the assumed exercise or vesting of stock-based awards and common stock warrants using the treasury stock method, (iii) if dilutive, our Convertible Notes using the if-converted method, and (iv) other stock-based commitments.

The following table presents our basic and diluted earnings (loss) per share:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In millions, except share and per share data)		
Net income attributable to Expedia Group, Inc.	$ 1,234	$ 797	$ 352
Earnings (loss) per share attributable to Expedia Group, Inc. available to common stockholders:			
Basic	$ 9.39	$ 5.50	$ 2.24
Diluted	8.95	5.31	2.17
Weighted average number of shares outstanding (000's):			
Basic	131,432	144,967	156,672
Dilutive effect of:			
Convertible Notes	3,921	3,921	3,921
Stock-based awards	2,566	1,340	1,158
Diluted	137,919	150,228	161,751

For the years ended December 31, 2024, 2023 and 2022, approximately 1 million, approximately 4 million and approximately 9 million of outstanding stock-based awards have been excluded from the calculations of diluted earnings per share attributable to common stockholders because their effect would have been antidilutive.

The earnings per share amounts are the same for common stock and Class B common stock because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

NOTE 13 — Restructuring and Related Reorganization Charges

In February 2024, we committed to restructuring actions to recalibrate resources as most of the Company's organizational and technological transformation is now completed, which have resulted in headcount reductions. As a result, we recognized $80 million in restructuring and related reorganization charges during 2024. The charges were predominately related to employee severance, stock-based compensation and benefit costs and approximately $10 million was included in accrued expenses and other current liabilities on our consolidated balance sheet as of December 31, 2024. Based on current plans which are subject to change, we expect reorganization charges could continue under our previously announced $80 million to $100 million plan into 2025. These costs could be higher or lower should we make additional decisions in future periods that impact our reorganization efforts.

NOTE 14 — Other Income (Expense)

Other, net

The following table presents the components of other, net:

	For the Year Ended December 31,		
	2024	**2023**	**2022**
	(In millions)		
Foreign exchange rate losses, net	$ (66)	$ (85)	$ (40)
Gains (losses) on minority equity investments, net	289	16	(345)
TripAdvisor tax indemnification adjustment	6	67	—
Gain on sale of businesses and investments, net	5	25	6
Total	$ 234	$ 23	$ (379)

During 2024, 2023 and 2022, we had no business dispositions, but we recognized miscellaneous gains related to sales of businesses in a prior year as well as a immaterial gain on the sale of a cost method investment during 2024.

NOTE 15 — Commitments and Contingencies

Letters of Credit, Purchase Obligations and Guarantees

We have commitments and obligations that include purchase obligations, guarantees and LOCs, which could potentially require our payment in the event of demands by third parties or contingent events. The following table presents these commitments and obligations as of December 31, 2024:

		By Period			
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
			(In millions)		
Purchase obligations	$ 495	$ 252	$ 228	$ 15	$ —
Guarantees	36	29	7	—	—
Letters of credit	50	44	6	—	—
	$ 581	$ 325	$ 241	$ 15	$ —

Our purchase obligations represent the minimum obligations we have under agreements with certain of our vendors. These minimum obligations are less than our projected use for those periods. Payments may be more than the minimum obligations based on actual use.

We have guarantees which consist primarily of bonds relating to tax assessments that we are contesting as well as bonds required by certain foreign countries' aviation authorities for the potential non-delivery, by us, of packaged travel sold in those countries. The authorities also require that a portion of the total amount of packaged travel sold be bonded. Our guarantees also include certain surety bonds related to various company performance obligations.

Our LOCs consist of stand-by LOCs, underwritten by a group of lenders, which we primarily issue for certain regulatory purposes as well as to certain hotel properties to secure our payment for hotel room transactions. The contractual expiration dates of these LOCs are shown in the table above. There were no material claims made against any stand-by LOCs during the years ended December 31, 2024, 2023 and 2022.

Legal Proceedings

In the ordinary course of business, we are a party to various lawsuits. Management does not expect these lawsuits to have a material impact on the liquidity, results of operations, or financial condition of Expedia Group. We also evaluate other potential contingent matters, including value-added tax, excise tax, sales tax, transient occupancy or accommodation tax and similar matters. We do not believe that the aggregate amount of liability that could be reasonably possible with respect to these matters would have a material adverse effect on our financial results; however, litigation is inherently uncertain and the actual losses incurred in the event that our legal proceedings were to result in unfavorable outcomes could have a material adverse effect on our business and financial performance.

Litigation Relating to Occupancy Taxes. One hundred three lawsuits have been filed by or against cities, counties and states involving hotel occupancy and other taxes. Two lawsuits are currently active. These lawsuits are in various stages and we continue to defend against the claims made in them vigorously. With respect to the principal claims in these matters, we believe that the statutes or ordinances at issue do not apply to us or the services we provide and, therefore, that we do not owe the taxes that are claimed to be owed. We believe that the statutes or ordinances at issue generally impose occupancy and other taxes on entities that own, operate or control hotels (or similar businesses) or furnish or provide hotel rooms or similar accommodations. To date, forty-nine of these lawsuits have been dismissed. Some of these dismissals have been without prejudice and, generally, allow the governmental entity or entities to seek administrative remedies prior to pursuing further litigation. Thirty-four dismissals were based on a finding that we and the other defendants were not subject to the local tax ordinance or that the local government lacked standing to pursue its claims. As a result of this litigation and other attempts by certain jurisdictions to levy such taxes, we have established a reserve for the potential settlement of issues related to hotel occupancy and other taxes, consistent with applicable accounting principles and in light of all current facts and circumstances, in the amount of $3 million and $46 million as of December 31, 2024 and 2023. The reserve balance decreased $43 million as of December 31, 2024 due to the favorable resolution of two cases during the year. Our settlement reserve is based on our best estimate of probable losses and the ultimate resolution of these contingencies may be greater or less than the liabilities recorded. An estimate for a reasonably possible loss or range of loss in excess of the amount reserved cannot be made. Changes to the settlement reserve are included within legal reserves, occupancy tax and other in the consolidated statements of operations.

Pay-to-Play. Certain jurisdictions may assert that we are required to pay any assessed taxes prior to being allowed to contest or litigate the applicability of the ordinances. This prepayment of contested taxes is referred to as "pay-to-play." Payment of these amounts is not an admission that we believe we are subject to such taxes and, even when such payments are made, we continue to defend our position vigorously. If we prevail in the litigation, for which a pay-to-play payment was made, the jurisdiction collecting the payment will be required to repay such amounts and also may be required to pay interest.

We are in various stages of inquiry or audit with various tax authorities, some of which may impose a pay-to-play requirement to challenge an adverse inquiry or audit result in court.

Matters Relating to International VAT. We are in various stages of inquiry or audit in multiple European Union jurisdictions regarding the application of VAT to our European Union related transactions. While we believe we comply with applicable VAT laws, rules and regulations in the relevant jurisdictions, the tax authorities may determine that we owe additional taxes.

During the third quarter of 2024, we entered into discussions with Italian tax authorities to resolve matters raised in an audit of the 2016 to 2022 tax years regarding the Company's purported Italian VAT obligations. In the third quarter of 2024, we recorded a reserve for the potential settlement of these matters, consistent with applicable accounting principles and in light of facts and circumstances at that time, in the amount of $92 million. While we continue to believe Expedia Group is compliant with Italian tax laws, on November 21, 2024, we reached an agreement with the Italian tax authorities and paid $71 million for tax years 2016 to 2022. We are in ongoing discussions with the Italian tax authorities to resolve VAT claims related to subsequent years. In the fourth quarter of 2024, we increased the legal reserve by $15 million. Our settlement reserve is based on our best estimate and the ultimate resolution of these contingencies may be greater or less than the liabilities recorded. Changes to this settlement reserve are included within legal reserves, occupancy tax and other in the consolidated statements of operations.

In certain jurisdictions, including the United Kingdom and Italy, we may be required to "pay-to-play" any VAT assessment prior to contesting its validity. While we believe that we will be successful based on the merits of our positions with regard to audits in pay-to-play jurisdictions, it is nevertheless reasonably possible that we could be required to pay any assessed amounts in order to contest or litigate the applicability of any assessments and an estimate for a reasonably possible amount of any such payments cannot be made.

Competition and Consumer Matters. On August 23, 2018, the Australian Competition and Consumer Commission, or "ACCC", instituted proceedings in the Australian Federal Court against trivago. The ACCC alleged breaches of Australian Consumer Law, or "ACL," relating to trivago's advertisements in Australia concerning the hotel prices available on trivago's Australian site, trivago's strike-through pricing practice and other aspects of the way offers for accommodation were displayed on trivago's Australian website. On January 20, 2020, the Australian Federal Court issued a judgment finding trivago had engaged in conduct in breach of the ACL. On October 18 and 19, 2021, the court heard submissions from the parties regarding penalties and other orders. On April 22, 2022, the Australian Federal Court issued a judgment ordering trivago to pay a penalty of AU$44.7 million, which was paid in the second quarter of 2022, and to cover the ACCC's costs arising from the proceedings. The court also enjoined trivago from engaging in misleading conduct of the type found by the Australian Federal Court to be in contravention of the ACL. We recorded an estimated loss of approximately $11 million with respect to these proceedings in a previous period and an additional loss of approximately $23 million during the first quarter of 2022, for a total of approximately $34 million previously included in accrued expenses and other current liabilities as of March 31, 2022.

NOTE 16 — Related Party Transactions

IAC Inc.

The Company and IAC are related parties because Mr. Diller serves as Chairman and Senior Executive of both Expedia Group and IAC. At December 31, 2024, each of Expedia Group and IAC has a 50% ownership interest in two aircraft that may be used by both companies. Members of the aircraft flight crews are employed by an entity in which the Company and IAC each have a 50% ownership interest. The Company and IAC have agreed to share costs relating to flight crew compensation and benefits pro-rata according to each company's respective usage of the aircraft, for which they are separately billed by the entity described above. We share equally in fixed and nonrecurring costs for the aircraft; direct operating costs are pro-rated based on actual usage. Another aircraft that had previously been jointly-owned by the companies was sold in November 2022, with each company receiving 50% of the $19 million in net sale proceeds.

In addition, we have agreements pursuant to which we may use additional aircraft owned by a subsidiary of IAC on a cost basis. Total payments made to this entity by the Company were not material.

As of December 31, 2024 and 2023, the net basis in our ownership interest in the aircrafts then jointly-owned was $40 million and $43 million, respectively, recorded in long-term investments and other assets. In 2024, 2023 and 2022, operating and maintenance costs paid directly to the jointly-owned subsidiary for the aircraft were not material.

NOTE 17 — Segment Information

We have the following reportable segments: B2C, B2B, and trivago. Our B2C segment provides a full range of travel and advertising services to our worldwide customers through a variety of consumer brands including: Expedia.com, Hotels.com, Vrbo, Orbitz, Travelocity, Wotif Group, ebookers, CheapTickets, Hotwire.com and CarRentals.com. Our B2B segment fuels a wide range of travel and non-travel companies including airlines, offline travel agents, online retailers, corporate travel management and financial institutions, who leverage our leading travel technology and tap into our diverse supply to augment their offerings and market Expedia Group rates and availabilities to their travelers. Our trivago segment generates advertising revenue primarily from sending referrals to online travel companies and travel service providers from its hotel metasearch websites.

Our chief operating decision makers ("CODMs") are our Chief Executive Officer and our Chairman. We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Adjusted EBITDA. Adjusted EBITDA for our B2C and B2B segments includes allocations of certain expenses, primarily related to our global travel supply organization and the majority of costs from our product and technology platform, as well as facility costs and the realized foreign currency gains or losses related to the forward contracts hedging a component of our net merchant lodging revenue. We base the allocations primarily on transaction volumes and other usage metrics. We do not allocate certain shared expenses such as accounting, human resources, certain information technology and legal to our reportable segments. We include these expenses in Corporate and Eliminations. Our allocation methodology is periodically evaluated and may change.

Our CODMs use Adjusted EBITDA to allocate resources for each segment predominantly in the annual budget and forecasting process. The CODMs consider budget-to-actual variances on a monthly basis using Adjusted EBITDA when making decisions about allocating capital and personnel to the segments. The CODMs also use Adjusted EBITDA to assess the performance for each segment and in the compensation of certain employees.

Our segment disclosure includes intersegment revenues, which primarily consist of advertising and media services provided by our trivago segment to our B2C segment. These intersegment transactions are recorded by each segment at amounts that approximate fair value as if the transactions were between third parties, and therefore, impact segment performance. However, the revenue and corresponding expense are eliminated in consolidation. The elimination of such intersegment transactions is included within Corporate and Eliminations in the table below.

Corporate and Eliminations also includes unallocated corporate functions and expenses. In addition, we record amortization of intangible assets and any related impairment, as well as stock-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliation below.

The following tables present our segment information for 2024, 2023 and 2022. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	B2C	B2B	trivago	Corporate & Eliminations	Total
			Year ended December 31, 2024		
			(In millions)		
Third-party revenue	$ 9,274	$ 4,102	$ 315	$ —	$ 13,691
Intersegment revenue	—	—	184	(184)	—
Revenue	$ 9,274	$ 4,102	$ 499	$ (184)	$ 13,691
Less: [1]					
Cost of revenue	1,296	117	16		
Selling and marketing - direct	4,157	2,489	384	(184)	
Other segment items [2]	1,387	468	88	539	
Adjusted EBITDA	$ 2,434	$ 1,028	$ 11	$ (539)	$ 2,934
Depreciation	(526)	(145)	(5)	(105)	(781)
Amortization of intangible assets	—	—	—	(57)	(57)
Impairment of intangible assets	—	—	—	(147)	(147)
Stock-based compensation	—	—	—	(458)	(458)
Legal reserves, occupancy tax and other	—	—	—	(118)	(118)
Restructuring and related reorganization charges, excluding stock-based compensation	—	—	—	(72)	(72)
Realized (gain) loss on revenue hedges	22	(4)	—	—	18
Operating income (loss)	$ 1,930	$ 879	$ 6	$ (1,496)	1,319
Other income, net					223
Income before income taxes					1,542
Provision for income taxes					(318)
Net income					1,224
Net loss attributable to non-controlling interests					10
Net income attributable to Expedia Group, Inc.					$ 1,234

	Year ended December 31, 2023				
	B2C	B2B	trivago	Corporate & Eliminations	Total
	(In millions)				
Third-party revenue	$ 9,113	$ 3,388	$ 338	$ —	$ 12,839
Intersegment revenue	—	—	187	(187)	—
Revenue	$ 9,113	$ 3,388	$ 525	$ (187)	$ 12,839
Less: [(1)]					
Cost of revenue	1,375	163	17		
Selling and marketing - direct	3,944	1,990	360	(187)	
Other segment items [(2)]	1,469	437	92	499	
Adjusted EBITDA	$ 2,325	$ 798	$ 56	$ (499)	$ 2,680
Depreciation	(526)	(113)	(5)	(104)	(748)
Amortization of intangible assets	—	—	—	(59)	(59)
Impairment of goodwill	—	—	—	(297)	(297)
Impairment of intangible assets	—	—	—	(129)	(129)
Stock-based compensation	—	—	—	(413)	(413)
Legal reserves, occupancy tax and other	—	—	—	(8)	(8)
Realized (gain) loss on revenue hedges	11	(4)	—	—	7
Operating income (loss)	$ 1,810	$ 681	$ 51	$ (1,509)	1,033
Other expense, net					(15)
Income before income taxes					1,018
Provision for income taxes					(330)
Net income					688
Net loss attributable to non-controlling interests					109
Net income attributable to Expedia Group, Inc.					$ 797

	Year ended December 31, 2022				
	B2C	B2B	trivago	Corporate & Eliminations	Total
			(In millions)		
Third-party revenue	$ 8,741	$ 2,546	$ 380	$ —	$ 11,667
Intersegment revenue	—	—	181	(181)	—
Revenue	$ 8,741	$ 2,546	$ 561	$ (181)	$ 11,667
Less: [(1)]					
Cost of revenue	1,381	243	17		
Selling and marketing - direct	3,886	1,381	342	(181)	
Other segment items [(2)]	1,350	323	89	487	
Adjusted EBITDA	$ 2,124	$ 599	$ 113	$ (487)	$ 2,349
Depreciation	(509)	(85)	(8)	(102)	(704)
Amortization of intangible assets	—	—	—	(88)	(88)
Impairment of intangible assets	—	—	—	(81)	(81)
Stock-based compensation	—	—	—	(374)	(374)
Legal reserves, occupancy tax and other	—	—	—	(23)	(23)
Realized (gain) loss on revenue hedges	2	4	—	—	6
Operating income (loss)	$ 1,617	$ 518	$ 105	$ (1,155)	1,085
Other expense, net					(547)
Income before income taxes					538
Provision for income taxes					(195)
Net income					343
Net loss attributable to non-controlling interests					9
Net income attributable to Expedia Group, Inc.					$ 352

_____

(1)   The significant expense categories and amounts align with the segment-level information that is regularly provided to   the CODMs, exclusive of stock-based compensation. Intersegment expenses are included within the amounts shown.

(2)   Other segment items for each reportable segment primarily includes selling and marketing - indirect, technology and content and general and administrative expenses as well as the realized foreign currency gains or losses related to the forward contracts hedging a component of our net merchant lodging revenue for our B2C and B2B segments.

Revenue by Business Model and Service Type

The following table presents revenue by business model and service type for the years ended December 31, 2024, 2023 and 2022:

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	(In millions)					
Business Model						
Merchant	$	9,439	$	8,818	$	7,762
Agency		3,169		3,075		2,994
Advertising, media and other		1,083		946		911
Total revenue	$	13,691	$	12,839	$	11,667
Service Type						
Lodging	$	10,950	$	10,264	$	8,905
Air		428		410		362
Advertising and media		954		821		777
Other[1]		1,359		1,344		1,623
Total revenue	$	13,691	$	12,839	$	11,667

_____

(1)   Other includes car rental, insurance, activities, and cruise, among other revenue streams, none of which are individually material.

Our B2C and B2B segments generate revenue from the merchant, agency and advertising, media and other business models as well as all service types. trivago segment revenue is generated through advertising and media.

Geographic Information

The following table presents revenue by geographic area, the United States and all other countries, based on the geographic location of our websites or points of sale with the exception of trivago, which has all been allocated to Germany, the location of its corporate headquarters, for the years ended December 31, 2024, 2023 and 2022. No sales to an individual country other than the United States accounted for more than 10% of revenue for the presented years.

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	(In millions)					
Revenue						
United States	$	8,372	$	8,147	$	7,939
All other countries		5,319		4,692		3,728
	$	13,691	$	12,839	$	11,667

The following table presents property and equipment, net for the United States and all other countries, as of December 31, 2024 and 2023:

| | As of December 31, | | | |
| | 2024 | | 2023 | |
	(In millions)			
Property and equipment, net				
United States	$	2,355	$	2,289
All other countries		58		70
	$	2,413	$	2,359

NOTE 18 — Valuation and Qualifying Accounts

The following table presents the changes in our valuation and qualifying accounts. Other reserves primarily include our accrual of the cost associated with purchases made on our website related to the use of fraudulent credit cards "charged-back" due to payment disputes and cancellation fees as well as refund reserves in 2022 primarily due to COVID impacts.

Description	Balance at Beginning of Period		Charges to Earnings		Charges to Other Accounts[1]		Deductions		Balance at End of Period
				(In millions)					
2024									
Allowance for expected credit losses	$	46	$	36	$	(27)	$	—	$ 55
Other reserves		22		5		(6)		—	21
2023									
Allowance for expected credit losses	$	40	$	33	$	(27)	$	—	$ 46
Other reserves		29		1		(8)		—	22
2022									
Allowance for expected credit losses	$	65	$	20	$	(3)	$	(42)	$ 40
Other reserves		64		(28)		(4)		(3)	29

_____

(1)   Charges to other accounts primarily relates to amounts acquired through acquisitions or disposed of through sales of businesses, net translation adjustments and reclassifications.

NOTE 19 — Subsequent Events

On January 24, 2025, Expedia Group provided notice that we would redeem all of our approximately $1.0 billion in 6.25% Senior Notes due 2025 with a stated redemption date of February 8, 2025.

On February 3, 2025, the Board of Directors approved the reinstatement of quarterly common stock dividends, and on February 4, 2025, the Executive Committee, acting on behalf of the Board of Directors, declared a quarterly cash dividend of $0.40 per share of outstanding common stock payable on March 27, 2025 to stockholders of record as of the close of business on March 6, 2025.

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BOARD OF DIRECTORS

Barry Diller
Chairman and Senior Executive
Expedia Group, Inc. and IAC Inc.

Beverly Anderson
President and Chief Executive Officer
BECU

M. Moina Banerjee
Chief Financial Officer
JBG Smith Properties

Chelsea Clinton
Vice Chair
Clinton Foundation

Henrique Dubugras
Chairman of the Board
Brex Inc.

Ariane Gorin
Chief Executive Officer
Expedia Group, Inc.

Craig Jacobson
Partner
Hansen, Jacobson, Teller, Hoberman,
Newman, Warren, Richman, Rush,
Kaller, Gellman, Meigs and Fox, L.L.P.

Dara Khosrowshahi
Chief Executive Officer
Uber Technologies, Inc.

Patricia Menendez Cambo
General Counsel
I Squared Capital

Alex von Furstenberg
Founder and Chief Investment Officer
Ranger Global Advisors, LLC

Alexandr Wang
Founder and Chief Executive Officer
Scale AI

OFFICERS

Barry Diller
Chairman and Senior Executive

Ariane Gorin
Chief Executive Officer

Scott Schenkel
Chief Financial Officer

Robert Dzielak
Chief Legal Officer and Secretary

Lance Soliday
Senior Vice President and
Chief Accounting Officer

STOCKHOLDER INFORMATION
Annual Meeting

The 2025 Annual Meeting will be held via audio webcast on June 3, 2025 at 10:30 a.m. Pacific Time. Online audio webcast: www.virtualshareholdermeeting.com/ EXPE2025

Stock Market Listing

Expedia Group, Inc.'s common stock is traded on the Nasdaq Global Select Market under the symbol "EXPE"

Registrar and Transfer Agent

Computershare
Stockholder correspondence should be mailed to:
Computershare
P.O. Box 505000
Louisville, KY 40233

Overnight correspondence should be mailed to:
Computershare
462 South 4th Street Suite 1600
Louisville, KY 40202

Computershare stockholder website: https://www-us.computershare.com/ -investor

Computershare stockholder
online inquiries:
https://www-us.computershare.com/ -Investor/Contact

Computershare
Toll Free Number 866-202-9254
U.S. 781-575-2694

Independent Registered
Public Accounting Firm

Ernst & Young LLP
920 5th Avenue
Suite 900
Seattle, WA
98104

Investor Inquiries
All inquiries can be directed
as follows:
206-481-3759
ir@expediagroup.com

Corporate Headquarters

1111 Expedia Group Way W.
Seattle, WA 98119
206-481-7200

